UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

FTI CONSULTING, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

 1) Title of each class of securities to which transaction applies:

 2) Aggregate number of securities to which transaction applies:

 3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

 4) Proposed maximum aggregate value of transaction:

 5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 1) Amount Previously Paid:

 2) Form, Schedule or Registration Statement No.:

 3) Filing Party:

 4) Date Filed:



FTI CONSULTING, INC.

Notice of Annual Meeting of Shareholders and
2020 Proxy Statement

EXPERTS WITH IMPACT™





555 12th Street NW
Washington, D.C. 20004
+1.202.312.9100

April 16, 2020

DEAR FELLOW **SHAREHOLDERS:**

You are invited to join us at the Annual Meeting of Shareholders of FTI Consulting, Inc., a Maryland corporation, on Wednesday, June 3, 2020, at 9:30 a.m., Eastern Daylight Time, at our executive office, located at 555 12th Street NW, Washington, D.C. 20004.

Attached you will find a Notice of Meeting and our Proxy Statement, which contains information regarding the proposals that the Board of Directors is submitting to a vote of the shareholders, as well as instructions on how to vote your shares of common stock.

If you plan to attend the meeting in person, you must register in advance by no later than May 20, 2020, and obtain an admission ticket. Please respond affirmatively to the request for that information on the Internet or mark that box on the proxy card if you received paper copies of the proxy materials. You will be asked to present your admission ticket and valid picture identification, such as a driver's license or passport, to enter the meeting. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

Whether or not you attend the meeting in person, your vote is important to us. You can ensure that your shares are represented by promptly authorizing a proxy to vote your shares by telephone or the Internet or by completing, signing, dating and returning your proxy card or voting instruction card in the return envelope provided to you. Instructions on how to vote your shares or authorize a proxy to vote your shares begin on page 2 of the Proxy Statement.

Finally, the 2020 annual meeting is currently scheduled to be held at 555 12th Street NW, Washington, D.C. 20004. However, as part of our precaution regarding the coronavirus disease 2019 (COVID-19), we are planning for the possibility that the annual meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at http://ir.fticonsulting.com/press-releases and at https://www.virtualshareholdermeeting.com/FCN2020 where you will also find information on how to attend the virtual meeting.

Sincerely,

Gerry Holthaus

Gerard E. Holthaus

Chairman of the Board

FTI CONSULTING, INC. NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

 **Meeting Date:**
June 3, 2020

 **Meeting Place:**
555 12th Street NW
Washington, D.C. 20004

 **Meeting Time:**
9:30 a.m. (EDT)

 **Record Date:**
March 25, 2020

ITEMS OF BUSINESS AND VOTE RECOMMENDATIONS:

Proposal Number	Proposal	Board Voting Recommendation
No. 1	Elect as directors the eight nominees named in the Proxy Statement	**FOR each nominee**
No. 2	Approve the amendment to the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan to increase the number of authorized shares of common stock issuable by an additional 145,000 shares and extend the expiration date to June 3, 2030	**FOR**
No. 3	Ratify the appointment of KPMG LLP as FTI Consulting, Inc.'s independent registered public accounting firm for the year ending December 31, 2020	**FOR**
No. 4	Vote on an advisory (non-binding) resolution to approve the compensation of the named executive officers for the year ended December 31, 2019, as described in the Proxy Statement for the 2020 annual meeting of shareholders	**FOR**
	The transaction of any other business that may properly come before the meeting or any postponement or adjournment thereof	**N/A**

Postponements and Adjournments: Any action on the items of business described above may be considered at the meeting, at the time and on the date specified above or at any time and date to which the meeting may be properly postponed or adjourned.

In-Person Meeting Admission: Admission will be by ticket only. Please follow the advance registration instructions set forth in the section of the Proxy Statement titled "Information About the Annual Meeting and Voting—How Do I Attend the Annual Meeting?" beginning on page 5 of the Proxy Statement. **If you do not provide an admission ticket and comply with the photo identification requirements outlined on page 5, you will not be admitted to the 2020 annual meeting. Cameras, recording devices and other electronic devices will not be permitted at the 2020 annual meeting.**

Annual Meeting Location: **The 2020 annual meeting is currently scheduled to be held at 555 12th Street, NW, Washington, D.C. 20004. However, as part of our precautions regarding the coronavirus disease 2019 (COVID-19), we are planning for the possibility that the annual meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at http://ir.fticonsulting.com/press-releases and at https://www.virtualshareholdermeeting.com/FCN2020 where you will also find information on how to attend the virtual meeting.**

Voting: **YOUR VOTE IS VERY IMPORTANT.** Whether or not you plan to attend the meeting, we hope you will vote as soon as possible. For specific instructions on how to vote your shares or authorize a proxy to vote your shares, please refer to the section titled "Information About the Annual Meeting and Voting" beginning on page 2 of the Proxy Statement. Make sure to have your proxy card or voting instruction form in hand to vote as follows:

 In-person at the in-person Annual Meeting

 By telephone at +1.800.690.6903

 Over the Internet at www.proxyvote.com

 By mailing your completed proxy card in the envelope provided

By Order of the Board of Directors,

Joanne F. Catanese

Joanne F. Catanese
Associate General Counsel and Corporate Secretary

April 16, 2020

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on June 3, 2020 (the "Annual Meeting"): We mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement for the Annual Meeting and our 2019 Annual Report on or about April 16, 2020. Our Proxy Statement and Annual Report are available online at www.proxyvote.com.

TABLE OF CONTENTS

PROXY SUMMARY

This Proxy Summary highlights certain information contained elsewhere in this proxy statement ("Proxy Statement") for the annual meeting of shareholders on June 3, 2020. This Proxy Summary does not contain all the information that you should consider. Please read the entire Proxy Statement carefully before voting.

GENERAL INFORMATION

Date:	June 3, 2020
Time:	9:30 a.m., Eastern Daylight Time
Location: *	FTI Consulting, Inc. 555 12th Street NW Washington, D.C. 20004
Record Date:	Close of business on March 25, 2020
Stock Symbol:	FCN
Exchange:	New York Stock Exchange
Common Stock Outstanding as of the Close of Business on the Record Date:	37,171,988 shares of common stock, par value $0.01 per share ("Common Stock")
Registrar and Transfer Agent:	American Stock Transfer & Trust Company
State of Incorporation:	Maryland
Year of Incorporation:	1982
Public Company Since:	1996
Corporate Website:	www.fticonsulting.com

---

*   The 2020 annual meeting is currently scheduled to be held at 555 12th Street, NW, Washington, D.C. 20004. However, as part of our precautions regarding the coronavirus disease 2019 (COVID-19), we are planning for the possibility that the annual meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at http://ir.fticonsulting.com/press-releases and at https://www.virtualshareholdermeeting.com/FCN2020 where you will also find information on how to attend the virtual meeting.

2019 ACHIEVEMENTS

We delivered record financial and operational results in 2019 with every one of our business segments and regions growing at the top- and bottom-line. This exceptional performance is a result of the deep commitment of our teams across the globe to strengthen our company by developing and attracting the best professionals and building businesses behind them, which in turn allows us to better serve our clients as they navigate their largest and most complex issues.

$2.35 Billion

Record revenues reflecting **16%** growth compared to 2018

4,424 Professionals

Billable headcount increased **18%** compared to 2018

$5.69 EPS

EPS growth for **seven consecutive years**; up **45%** compared to 2018

$105.9 Million

Repurchased **1,258,420 shares** at an average price of **$84.16** for a total of **$105.9 million** returned to shareholders

$216.7 Million

Net income increased **44%** compared to 2018

-$53.1 Million

Total Debt, net of cash, of **-$53.1 million**, improved $57.3 million compared to December 31, 2018

$343.9 Million

Adjusted EBITDA increased **29%** compared to 2018

66% Increase

FCN stock price increased **66%** from December 31, 2018 to December 31, 2019

NOTE: See Appendix C for the definitions of Adjusted EBITDA and other non-GAAP financial measures for financial reporting purposes referred to in this Proxy Statement and the reconciliations to their respective most directly comparable GAAP measures.

BUSINESS OVERVIEW

FTI Consulting, Inc., a Maryland corporation (the "Company" or "FTI Consulting"), is a global business advisory company dedicated to helping organizations manage change, mitigate risk and resolve disputes. With more than 5,500 employees located in 27 countries, we are the company our clients call on when their most important issues are at stake.

The Company is organized into five business segments. Each segment seeks to be a global leader in its field by committing to playing a major role in how our clients confront and manage change and mitigate risk.

Corporate Finance & Restructuring 31% of Revenues [1]	Focuses on the strategic, operational, financial, transactional and capital needs of clients and delivers a wide range of service offerings related to restructuring, business transformation and transactions.
Forensic and Litigation Consulting 25% of Revenues [1]	Provides a range of multidisciplinary and independent services related to risk advisory, investigations and disputes.
Economic Consulting 25% of Revenues [1]	Analyzes complex economic issues for use in legal, regulatory and international arbitration proceedings, strategic decision making and public policy debates.
Technology 9% of Revenues [1]	Comprehensive portfolio of consulting and services for information governance, privacy and security, electronic discovery (e-discovery) and insight analytics.
Strategic Communications 10% of Revenues [1]	Designs and executes communications strategies to manage financial, regulatory and reputational challenges, navigate market disruptions, articulate corporate brands, stake competitive positions and preserve freedom to operate.

_____

(1) Revenue percentages based on consolidated Company full-year 2019 revenues.

STRATEGY

OUR STRATEGIES

Our long-term strategies include:

- Investing to **promote, support and attract talented professionals** who can strengthen and build leading positions in areas of critical client needs.

- **Investing EBITDA** behind key growth areas in which we have a right to win.

- Leveraging our investments to build positions that will support **profitable growth on a sustained basis** through a variety of economic conditions.

- Actively evaluating and considering opportunistic acquisitions but committing on a day in, day out basis to **growth by organic means**.

- **Maintaining a strong balance sheet** and committing to using our **strong cash flow generation** to enhance shareholder returns.

We believe these strategies have allowed us and will continue to allow us to drive sustained double-digit earnings per diluted share ("GAAP EPS") and adjusted earnings per diluted share ("Adjusted EPS") growth over time.

LONG-TERM FOCUS TO DELIVER SUSTAINED DOUBLE-DIGIT GAAP EPS AND ADJUSTED EPS INCREASES OVER TIME

Our goal is to deliver double-digit increases in GAAP EPS and Adjusted EPS over time. We measure growth of GAAP EPS and Adjusted EPS, as applicable, by comparing average GAAP EPS or Adjusted EPS results for each two-year consecutive period to average GAAP EPS or Adjusted EPS results for the prior two-year period. We believe measuring our progress using the two-year average (particularly Adjusted EPS, which allows us to assess total Company operating performance on a consistent basis) is the best indicator of whether we are doing the right things to build our Company longer-term.

This is because in our Company and industry, quarterly and annual results are almost always impacted by short-term factors, such as the start and end of large engagements or the impact of success fees and organic investments in any given quarter or year. These factors, coupled with our fixed cost structure and our event-driven and often large engagements, materially influence our quarterly and annual results in a way that is not necessarily reflective of the underlying strength of our business. From a longer-term perspective, we believe this short-term volatility will not be material.

As seen in the following two sets of graphs, we have delivered sustained double-digit GAAP EPS and Adjusted EPS growth for each two-year period since 2014 as we have fundamentally strengthened our business, which is powerfully reflected in our multi-year growth trend:



(1) Two-year average GAAP EPS and Adjusted EPS are calculated by adding the GAAP EPS or Adjusted EPS, as applicable, for each annual period and dividing by two.

(2) See Appendix C for the definition of Adjusted EPS, a non-GAAP financial measure used for financial reporting purposes, and the reconciliation to its most directly comparable GAAP measure.

KEY ELEMENTS OF 2019 COMPENSATION PROGRAM

Executive compensation is strongly linked to the financial and operational performance of the Company. The charts below demonstrate that the Company's executive compensation program balances fixed and at-risk pay, with **84.6%** of the CEO's target annual total compensation at-risk and **66.7%** of our other named executive officers'' ("NEOs") target annual compensation at-risk:



2019 CEO's Compensation at Target
Total At-Risk
84.6%
LTIP – Performance RSU
41.0%
Base Pay
15.4%
AIP
23.1%
LTIP – RSA
20.5%

2019 Other NEOs' Compensation at Target
Total At-Risk
66.7%
LTIP – Performance RSU
20.0%
Base Pay
33.3%
AIP
33.3%
LTIP – RSA
13.4%

2019 SHAREHOLDER ENGAGEMENT AND OUTREACH

CONSIDERATION OF MOST RECENT SAY-ON-PAY VOTE RESULTS

At our 2019 annual meeting of shareholders, our shareholders expressed support for our executive compensation program with approximately **99.5%** of the votes cast in favor of our 2018 say-on-pay proposal. Our compensation decisions were informed by discussions in the second half of 2018 with our shareholders holding approximately **50%** of our outstanding shares. These discussions reinforced our belief that the changes we have adopted over the past several years were responsive to our shareholders' feedback. See the section titled "Information About Our Executive Officers and Compensation—Compensation Discussion and Analysis—What Guides Our Program—How We Make Compensation Decisions—The Decision-Making Process" beginning on page 52 of this Proxy Statement.

ROBUST SHAREHOLDER ENGAGEMENT AND OUTREACH

We have a robust shareholder engagement program that proactively offers shareholders access to management and the Board at multiple touchpoints throughout the year. We regularly speak with a broad spectrum of our shareholders on a variety of topics. Such communications allow us to provide perspective on Company policies and practices, stay attuned to shareholder sentiment on a variety of issues, and address shareholder concerns with our policies and practices, when appropriate. Generally, we communicate with our major shareholders through our executive management and investor relations professionals. Periodically, our Chairman of the Board and Chair of the Compensation Committee communicate with major shareholders as well, which allows our directors to directly solicit and receive our shareholders' views on our strategy, performance and executive compensation program.



Fall

Informed by our summer report, we extend an invitation to our 20 largest shareholders to assess corporate governance and compensation trends and practices that are important to them.

Winter

Report shareholder feedback from our fall meetings to the Board and use shareholder feedback to enhance our proxy disclosure and make appropriate changes to our governance practices and executive compensation program.

Spring

Conduct follow-up conversations with our largest shareholders and extend an invitation to our 20 largest shareholders to discuss important issues that will be considered at our upcoming annual meeting.

Summer

Prepare a report for the Board that includes a review of voting results and feedback we received from our shareholders during the proxy season. This discussion informs outreach and engagement plans for our meetings with shareholders during the fall.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE PRACTICES

FTI Consulting's environmental, social and governance ("ESG") practices underscore our commitment to being Experts With Impact™ who make a difference for our clients and the communities in which we do business.



ENVIRONMENTAL

Global Environmental Commitment
- Published Environmental Responsibility & Climate Change Disclosure Policy in 2019.

Progress Toward Reducing Our Environmental Impact
- In 2019, the Company's CO2 emissions from air, rail, car and hotels per employee declined 1.5% compared to CO2 emissions per employee in 2018.
- As of December 31, 2019, approximately 70% of employees worldwide were based out of LEED-certified (or equivalent) offices.
- As of December 31, 2019, FTI Consulting's server infrastructure was over 90% virtualized.
- Paper usage decreased by 15% overall and 27% per capita in 2019 compared to 2018.



SOCIAL

Corporate Citizenship
- FTI Consulting professionals support more than 600 charities annually through the Company's Corporate Citizenship Program.
- Since 2016, FTI Consulting professionals have provided more than 19,000 hours of volunteer service in our communities.
- Since 2016, FTI Consulting professionals have donated more than $5.4 million in pro bono services to community-based organizations.
- More than 30% of FTI Consulting professionals participated in the Corporate Citizenship Program in 2019.
- More than 75 Corporate Citizenship Champions across the globe serve as advocates for corporate citizenship at the local office level.

Diversity, Inclusion & Belonging
- Published Global Diversity, Inclusion & Belonging Strategy in 2019.
- 40% of our Executive Committee represents diverse groups as compared to only 7% in 2014.
- Increased the percentage of female senior managing directors by 36% since 2017.
- Initiated ghosting resumes in 2018 to avoid unconscious bias in the hiring process.
- FTI Consulting executives will not appear on a panel at a public event that does not have diverse representation.
- More than 60% of director level and above professionals have completed an in-person inclusive culture training session.

Human Capital
- Employee turnover rate of less than 15% in 2019, marking the lowest turnover rate in Company history.
- Achieved highest-ever annual employee engagement scores, with 80% overall job satisfaction in 2019.

Professional Development
- Trained approximately 4,000 professionals through in-person training, e-learning and webinar programs in 2019.
- 875 professionals promoted in 2019, a record number.



GOVERNANCE

Board Oversight
- FTI Consulting's Chief Human Resources Officer presents an annual ESG report to the Board of Directors.

Best Practice Board Leadership
- 87.5% of the Board represents independent directors.
- Strong independent non-employee Chairman of the Board.
- Annual election of directors by majority in uncontested elections, with director resignation policy.
- Independent Committee membership.
- 25% of directors are female.
- 25% of directors are based outside of the U.S.

Shareholder Rights
- No poison pill.
- No enhanced voting right shares.

BOARD COMPOSITION AND CHARACTERISTICS

Our director nominees are a diverse group of experienced business leaders who provide unique perspectives to the Company's business discussions and strategic plans, which we believe is critical to ensuring that we maintain a high-functioning Board. Collectively, the tenure of our director nominees balances deep experience at the Company with fresh perspectives. Our director nominees also have diverse expertise and skills that enable them to effectively carry out their duties and responsibilities. Since 2014, we have added three new directors as part of our ongoing Board refreshment process, improving the Board's gender diversity by adding a second female director and enhancing the Board's collective expertise — notably in finance and accounting, global business and other public company board experience.



| **87.5%** Independent Directors | **25%** Female Directors | **7.5 Years** Average Tenure (50% - 4 to 6 years) | **66** Average Age | **25%** Directors Based Outside of U.S. |

Detailed information on each of our eight nominees can be found in the section titled "Information About the Board of Directors and Committees—Information About the Nominees for Director" beginning on page 12 of this Proxy Statement.

Director	Age	Director Since	Independent Directors	Committee Membership		
				Audit	Compensation	Nominating and Corporate Governance
Gerard E. Holthaus Non-Executive Chairman of the Board of WillScot Corporation	70	2004		•	•	
Steven H. Gunby President and Chief Executive Officer of FTI Consulting, Inc.	62	2014				
Brenda J. Bacon President and Chief Executive Officer of Brandywine Senior Living LLC	69	2006	✓		•	C
Mark S. Bartlett Former Partner at Ernst & Young LLP	69	2015	✓	•		
Claudio Costamagna Chairman of CC e Soci S.r.l.	64	2012	✓		C	
Sir Vernon Ellis Former Chair of the Board of Trustees of the British Council	72	2012	✓	•		•
Nicholas C. Fanandakis Senior Advisor to the Chief Executive Officer of DuPont de Nemours, Inc.	64	2014	✓	C		
Laureen E. Seeger Chief Legal Officer of the American Express Company	58	2016	✓		•	•

   Independent Chairman of the Board
C   Committee Chair

SUMMARY OF VOTING PROPOSALS AND BOARD RECOMMENDATIONS

Proposal Number	Proposal	Board Voting Recommendation
No. 1	Elect as directors the eight nominees named in the Proxy Statement	**FOR each nominee**
	Each of the eight incumbent directors has been nominated by the Board to stand for reelection as directors of the Company. Each nominee, if elected, will serve as a director for a term expiring at the next annual meeting of shareholders and until his or her successor is duly elected and qualifies, or until his or her death, resignation, retirement or removal (whichever occurs first). *(See page 11)*	
No. 2	Approve the amendment to the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan to increase the number of authorized shares of common stock issuable by an additional 145,000 shares and extend the expiration date to June 3, 2030	**FOR**
	Effective upon the approval of shareholders, the 2017 Plan will be amended to (i) increase the number of shares of Common Stock issuable under the 2017 Plan by an additional 145,000 shares and (ii) extend the expiration date of the 2017 Plan to June 3, 2030. We believe that the additional available shares of our Common Stock under the 2017 Plan will be sufficient to cover our equity needs for approximately five years (including 2020) through our judicious use of equity compensation, as evidenced by our adjusted burn rate of 2.33% for the three-year period ended December 31, 2019. *(See page 27)*	
No. 3	Ratify the appointment of KPMG LLP as FTI Consulting, Inc.'s independent registered public accounting firm for the year ending December 31, 2020	**FOR**
	Our Audit Committee has appointed KPMG LLP as the independent registered public accounting firm to audit our books and records for the year ending December 31, 2020. KPMG has acted as our auditor since 2006. We are offering shareholders the opportunity to ratify the appointment of our independent registered public accounting firm as a matter of good corporate governance practice. *(See page 39)*	
No. 4	Vote on an advisory (non-binding) resolution to approve the compensation of the named executive officers for the year ended December 31, 2019, as described in the Proxy Statement for the 2020 annual meeting of shareholders	**FOR**
	In accordance with applicable law and the preference of our shareholders to cast an advisory (non-binding) vote on say-on-pay every year, we are affording our shareholders the opportunity to cast an advisory (non-binding) vote to approve the following resolution: "RESOLVED, that the shareholders approve, on an advisory (non-binding) basis, the compensation of the Company's named executive officers for the year ended December 31, 2019, as described in the Proxy Statement for the 2020 Annual Meeting of Shareholders." *(See page 40)*	
	The transaction of any other business that may properly come before the meeting or any postponement or adjournment thereof	**N/A**



555 12th Street NW
Washington, D.C. 20004
+1.202.312.9100

April 16, 2020

PROXY STATEMENT FOR 2020 ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of FTI Consulting, Inc., a Maryland corporation (the "Company" or "FTI Consulting"), will be held on June 3, 2020 (the "Annual Meeting"), at 9:30 a.m., Eastern Daylight Time, at FTI Consulting's principal executive office, which is located at 555 12th Street NW, Washington, D.C. 20004.

Our Board of Directors (our "Board") is soliciting our shareholders' proxies to be voted at our Annual Meeting. Shareholders of the Company as of the close of business on March 25, 2020, the record date for the Annual Meeting (the "Record Date"), are entitled to notice of, and to vote at, the Annual Meeting or any postponement or adjournment of the Annual Meeting.

This proxy statement ("Proxy Statement") provides information that you should read before you vote (or authorize a proxy to vote) on the proposals that will be presented to you at the Annual Meeting and is intended to assist you in deciding how to vote your shares of common stock, par value $0.01 per share ("Common Stock"), of the Company.

On or about April 16, 2020, we began mailing or emailing to shareholders of record as of the close of business on the Record Date a Notice of Internet Availability of Proxy Materials ("Notice") containing instructions on how to access this Proxy Statement and our Annual Report to Shareholders for the year ended December 31, 2019 (the "Annual Report") online, and we began sending a full set of the proxy materials and Annual Report to shareholders who previously requested paper copies.

Finally, the Annual Meeting is currently scheduled to be held at 555 12th Street, NW, Washington, D.C. 20004. However, as part of our precautions regarding the coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Annual Meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at http://ir.fticonsulting.com/press-releases and at https://www.virtualshareholdermeeting.com/FCN2020 where you will also find information on how to attend the virtual meeting.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

WHY AM I RECEIVING THESE PROXY MATERIALS?

You are invited to attend the Annual Meeting and are entitled to consider and vote on the items of business described in this Proxy Statement. The proxy materials include the Notice and our Annual Report. If you received a paper copy of these materials by mail or email, the proxy materials also include a proxy card or voting instruction card for the Annual Meeting.

The information in this Proxy Statement describes (i) the proposals to be considered and voted on at the Annual Meeting, (ii) the voting process, (iii) the eight nominees for director named in this Proxy Statement, (iv) information about our Board and committees of our Board (collectively, the "Committees"), (v) the compensation of our named executive officers and non-employee directors for the year ended December 31, 2019, and (vi) certain other information we are required or have chosen to provide to you.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS?

We are sending a Notice, by mail or email, to many shareholders instead of paper copies of the proxy materials and Annual Report. All shareholders receiving the Notice will find instructions on how to access this Proxy Statement and our Annual Report on the website referred to in the Notice or how to request a printed set of these materials at no charge. Choosing to receive future proxy materials and annual reports over the Internet or by email will save us the cost of printing and mailing documents, and will reduce the impact on the environment of holding annual meetings. Your election to receive the proxy materials and annual reports over the Internet or by email will remain in effect until it is terminated. Your Notice will contain instructions on how to:

- view our proxy materials for the Annual Meeting on the Internet;
- view our Annual Report on the Internet;
- vote your shares of Common Stock of the Company or authorize a proxy to vote your shares; and
- instruct us to send future proxy materials to you by mail or electronically by email.

WHY DID I RECEIVE PAPER COPIES OF THE PROXY MATERIALS AND ANNUAL REPORT?

We are providing some of our shareholders, including shareholders who have previously requested paper copies of the proxy materials and Annual Report, and some of our shareholders who live outside the United States ("U.S."), with paper copies of this Proxy Statement and the Annual Report, instead of the Notice. In addition, any shareholder may request to receive proxy materials and annual reports in printed form by mail or electronically by email or over the Internet on an ongoing basis.

HOW CAN I REQUEST PAPER COPIES OF THE PROXY MATERIALS AND ANNUAL REPORT?

Shareholders will find instructions about how to obtain paper copies of the proxy materials and Annual Report in the Notice or the email you receive. **Additionally, we will promptly send a copy of the Annual Report to you at no charge upon written request to our Corporate Secretary at FTI Consulting, Inc., 6300 Blair Hill Lane, Suite 303, Baltimore, MD 21209 and by email to FTI2020annualmeeting@fticonsulting.com.**

WHEN AND WHERE WILL THE COMPANY HOLD THE ANNUAL MEETING?

The Annual Meeting will be held on Wednesday, June 3, 2020, at 9:30 a.m., Eastern Daylight Time. If held in-person, the Annual Meeting will be held at our executive office located at 555 12th Street NW, Washington, D.C. 20004, telephone no. +1.202.312.9100.

However, as part of our precaution regarding the coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Annual Meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at http://ir.fticonsulting.com/press-releases and at https://www.virtualshareholdermeeting.com/FCN2020 where you will also find information on how to attend the virtual meeting.

WHO MAY VOTE AT THE ANNUAL MEETING?

You may vote all of the shares of our Common Stock that you own as of the close of business on the Record Date. You may cast one vote for each share that you own. As of the close of business on the Record Date, 37,171,988 shares of our Common Stock were issued and outstanding, and entitled to vote at the Annual Meeting.

WHAT IS A QUORUM?

A quorum must be present at the Annual Meeting in order to transact business. A quorum will be established if shareholders entitled to cast a majority of all votes entitled to be cast are represented at the Annual Meeting, either in person or by proxy. If a quorum is not established, no business may be conducted at the Annual Meeting, in which case the Annual Meeting may be adjourned without a vote of shareholders by the chairman of the Annual Meeting until such time as a quorum is present, with no notice other than announcement at the Annual Meeting.

Proxies received and marked as abstentions from voting on a proposal and broker non-votes are counted for determining whether a quorum is present. A "broker non-vote" results when a trust, broker, bank, or other nominee or fiduciary that holds shares for another person has not received voting instructions from the owner of the shares and, under the applicable rules of the New York Stock Exchange (the "NYSE"), does not have the discretionary authority to vote on a matter. If a properly executed proxy has not been returned, the holder is not present for quorum purposes unless actually present in-person at the Annual Meeting.

WHAT AM I VOTING ON, HOW MANY VOTES ARE REQUIRED TO ELECT DIRECTORS AND APPROVE THE OTHER PROPOSALS, AND HOW DOES THE BOARD RECOMMEND I VOTE?

Proposal No. 1: Elect as directors the eight nominees named in the Proxy Statement

As there are eight nominees for the eight director seats up for election, each nominee will be elected as a director if he or she receives the affirmative vote of a majority of the total votes cast "FOR" and "WITHHELD" with respect to his or her election as a director at the Annual Meeting. Any abstentions or broker non-votes are not counted as votes cast either "FOR" or "WITHHELD" with respect to a director's election and will have no effect on the election of directors.

The Board recommends a vote FOR the election of each nominee as a director.

Proposal No. 2: Approve the amendment to the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan to increase the number of authorized shares of common stock issuable by an additional 145,000 shares and extend the expiration date to June 3, 2030

Approval of the amendment to the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan, effective as of June 3, 2020, requires a majority of the votes cast on the proposal at the Annual Meeting to be voted "FOR" this proposal. For purposes of this proposal, pursuant to the rules of the NYSE, abstentions will constitute votes cast and, therefore, will have the same effect as votes "AGAINST" the proposal. Broker non-votes will not have any effect on this proposal.

The Board recommends a vote FOR the approval of the amendment to the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan, effective as of June 3, 2020.

Proposal No. 3: Ratify the appointment of KPMG LLP ("KPMG") as FTI Consulting, Inc.'s independent registered public accounting firm for the year ending December 31, 2020

Ratification of the appointment of KPMG as the Company's independent registered public accounting firm for the year ending December 31, 2020, requires a majority of the votes cast on the proposal at the Annual Meeting to be voted "FOR" this proposal. Abstentions will not count as votes cast either "FOR" or "AGAINST" Proposal No. 3, and will have no effect on the results of the vote on this proposal. Discretionary voting is permitted by the NYSE on this proposal and, therefore, we do not anticipate any broker non-votes for this proposal.

The Board recommends a vote FOR the ratification of the appointment of KPMG.

Proposal No. 4: Vote on an advisory (non-binding) resolution to approve the compensation of the named executive officers for the year ended December 31, 2019, as described in the Proxy Statement for the 2020 annual meeting of shareholders	The approval of an advisory resolution approving the compensation of our named executive officers for the year ended December 31, 2019 as described in this Proxy Statement for the Annual Meeting requires a majority of the votes cast on this proposal at the Annual Meeting to be voted "FOR" this proposal. Abstentions and broker non-votes will not be counted as votes cast either "FOR" or "AGAINST" Proposal No. 4, and will have no effect on this proposal. However, this proposal is an advisory (non-binding) proposal. **The Board recommends a vote FOR the advisory (non-binding) resolution to approve the compensation of our named executive officers for the year ended December 31, 2019 as described in the Proxy Statement for the 2020 annual meeting of shareholders.**

If you sign, date and return a proxy card, but do not complete voting instructions for a proposal, your shares will be voted with respect to such proposal by the named proxies in accordance with the Board's above recommendations and in the discretion of the proxy holder on any other matter that may properly come before the Annual Meeting, or any postponement or adjournment thereof.

CAN I VOTE MY SHARES BY FILLING OUT AND RETURNING THE NOTICE?

No. The Notice identifies the items to be considered and voted on at the Annual Meeting, but you cannot vote by marking and returning the Notice. The Notice provides instructions on how to authorize a proxy to vote your shares of Common Stock by Internet, by telephone or by requesting a paper proxy card, or how to vote in person by attending and submitting a ballot at the Annual Meeting.

WHO PAYS THE COSTS OF THE PROXY SOLICITATION?

The Company will pay the cost of soliciting proxies. In addition to the mailing or emailing of the Notice, the proxy materials and the Annual Report, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our officers, directors and employees, who will not receive any additional compensation for such solicitation activities.

WHAT DOES IT MEAN IF I RECEIVED MORE THAN ONE PROXY CARD OR VOTING INSTRUCTION CARD?

If you receive more than one proxy card or voting instruction card, it means that you have multiple accounts with our transfer agent and/or a broker, trust, bank, or other nominee or fiduciary, or you may hold shares in different ways or in multiple names (such as through joint tenancy, trusts and custodial accounts). Please vote all your shares.

WILL MY SHARES BE VOTED IF I DO NOT COMPLETE, SIGN, DATE AND RETURN MY PROXY CARD OR VOTING INSTRUCTION CARD, OR VOTE BY SOME OTHER METHOD?

If you are a registered "record" shareholder and you do not authorize a proxy to vote your shares of Common Stock by Internet, by telephone or by completing, signing, dating and returning a paper proxy card or voting instruction card, your shares will not be voted unless you attend the Annual Meeting and vote in person. In addition, if you sign, date and return a proxy card, but do not complete voting instructions for a proposal, your shares will be voted with respect to such proposal by the named proxies in accordance with the Board's recommendations and in the discretion of the proxy holder on any other matter that may properly come before the Annual Meeting, or any postponement or adjournment thereof.

If your shares are held in a brokerage account or by a trust, bank, or other nominee or fiduciary, you are considered the "beneficial owner" of shares held in "street name," and the Notice or proxy materials were forwarded to you by that organization. In order to vote your shares, you must follow the voting instructions forwarded to you by or on behalf of that organization. Brokerage firms, trusts, banks, and other nominees and fiduciaries are required to request voting instructions for shares they hold on behalf of customers and others. As the beneficial owner, you have the right to direct the record holder how to vote and you are also invited to attend the Annual Meeting. We encourage you to provide instructions to your broker, trust, bank, or other nominee or fiduciary on how to vote your shares. Since a beneficial owner is not the record shareholder, you may not vote the shares at the Annual Meeting unless you obtain a legal proxy from the record holder giving you the right to vote the shares at the meeting. We note that obtaining a legal proxy may take several days.

Even if you do not provide voting instructions on your voting instruction card, if you hold shares through an account with a broker, trust, bank, or other nominee or fiduciary, your shares may be voted. Brokerage firms have the authority under NYSE rules to vote shares for which their customers do not provide voting instructions on certain "routine" matters. Proposal No. 3, to ratify the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2020, is considered a routine matter for which brokers, trusts, banks, and other nominees and fiduciaries may vote in the absence of specific instructions.

When a proposal is not considered "routine" and the broker, trust, bank, or other nominee or fiduciary has not received voting instructions from the beneficial owner of the shares with respect to such proposal, such firm cannot vote the shares on that proposal. All proposals, other than Proposal No. 3, are non-routine proposals. Votes that cannot be cast by a broker, trust, bank, or other nominee or fiduciary on non-routine matters are known as "broker non-votes."

HOW CAN I REVOKE MY PROXY AND CHANGE MY VOTE PRIOR TO THE ANNUAL MEETING?

You may change your vote at any time prior to the vote taken at the Annual Meeting. You may revoke or change your vote in any one of four ways:

- You may notify our Corporate Secretary, at our office at 6300 Blair Hill Lane, Suite 303, Baltimore, MD 21209 and by email to FTI2020annualmeeting@fticonsulting.com, in writing that you wish to revoke your proxy.

- You may submit a proxy dated later than your original proxy.

- You may attend the Annual Meeting and vote by ballot if you are a shareholder of record. Merely attending the Annual Meeting will not by itself revoke a previously authorized proxy. You must submit a ballot and vote your shares of Common Stock at the Annual Meeting.

- For shares you hold beneficially or in street name, you may change your vote by following the specific voting instructions provided to you by the record holder to change or revoke any instructions you have already provided, or, if you obtained a legal proxy from your broker, trust, bank, or other nominee or fiduciary giving you the right to vote your shares, by attending the Annual Meeting and voting. Again, attendance alone will not by itself revoke a previously authorized proxy.

HOW DO I ATTEND THE ANNUAL MEETING?

The Annual Meeting is currently scheduled to be held at 555 12th Street NW, Washington, D.C. 20004. However, as part of our precaution regarding the coronavirus disease 2019 (COVID-19), we are planning for the possibility that the Annual Meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at http://ir.fticonsulting.com/press-releases and at https://www.virtualshareholdermeeting.com/FCN2020 where you will also find information on how to attend the virtual meeting.

If you plan to attend the Annual Meeting, you must register in advance by no later than May 20, 2020 and follow these instructions to gain admission. Attendance at the Annual Meeting is limited to shareholders as of the close of business on the Record Date or their authorized proxy holders or representatives. Cameras, sound or video recording equipment, cellular telephones, smartphones or other similar equipment, and electronic devices will not be allowed in the meeting room. To gain admission to an in-person Annual Meeting, you must present an admission ticket and valid picture identification, such as a driver's license or passport.

- **If You Vote by Mail**. If you are a shareholder of record and receive your proxy materials by mail, you must mark the box on the proxy card you return to the Company indicating that you will attend the Annual Meeting. Your admission ticket is attached to your proxy card.

- **If You Vote by Internet**. If you are a shareholder of record and receive your materials electronically and authorize a proxy to vote your shares of Common Stock via the Internet, there will be instructions to follow when voting to register to attend the Annual Meeting and print out your admission ticket.

- **Beneficial Owners**. If you are a beneficial owner, bring the notice or voting instruction card that you received from the record holder to be admitted to the Annual Meeting. You will also be asked to present your brokerage statement reflecting your ownership of shares as of the close of business on the Record Date. You will not be able to vote your shares at the Annual Meeting without a legal proxy from the record holder.

- **Authorized Proxy Holder or Named Representatives**. If you are a shareholder as of the close of business on the Record Date and intend to appoint another individual as a proxy holder or authorized named representative to attend the Annual Meeting on your behalf, you must send a written request for an admission ticket by regular mail to our Corporate Secretary at FTI Consulting, Inc., 6300 Blair Hill Lane, Suite 303, Baltimore, MD 21209, by fax to +1.410.951.4878 and by email to FTI2020annualmeeting@fticonsulting.com. Each shareholder may appoint only one proxy holder or authorized representative to attend the meeting on his or her behalf. **Requests for authorized proxy holders or named representatives to attend the Annual Meeting must be received by no later than Wednesday, May 20, 2020**. Please include the following information when submitting your request: (i) your name and complete mailing address; (ii) proof that you own shares of Common Stock of the Company as of the close of business on the Record Date (such as a brokerage statement showing your name and address or a letter from the brokerage firm, trust, bank, or other nominee or fiduciary holding your shares); (iii) a signed authorization appointing such individual to be your authorized named representative at the meeting, which includes the individual's name, mailing address, telephone number and email address, and a description of the extent of his or her authority; and (iv) a legal proxy if you intend such representative to vote your shares at the meeting.

• We reserve the right to deny entry to the Annual Meeting if the above conditions are not satisfied.

ADDITIONAL INFORMATION

On or about April 16, 2020, we began sending a Notice of Internet Availability of Proxy Materials, including Internet availability of the Annual Report, or the Notice of the Annual Meeting, this Proxy Statement and the Annual Report in paper copies, to the Company's shareholders of record as of the close of business on the Record Date. The Annual Report does not constitute a part of the proxy solicitation materials. The Annual Report provides you with additional information about the Company. Copies of our Notice of Annual Meeting, Proxy Statement and Annual Report are available on the Company's website at https://www.fticonsulting.com under "About—Governance— Annual Reports & Proxy Statements—Annual Reports" and "About—Governance—Annual Reports & Proxy Statements—Proxy Statements."

INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES

THE DIRECTOR NOMINATION PROCESS

IDENTIFICATION OF CANDIDATES AS DIRECTORS FOR ELECTION AT THE ANNUAL MEETING

Our Board currently consists of eight directors, seven of whom are independent. During the first quarter of each year, the Board and each Committee conducts a self-assessment, which helps to inform the director nomination process. The Nominating and Corporate Governance Committee works with our Board to develop the qualifications, attributes and experience required of Board nominees in light of current Board composition, our business and operations, our long-term and short-term plans, applicable legal and listing requirements, and other factors the Nominating and Corporate Governance Committee considers relevant.

The Nominating and Corporate Governance Committee is authorized, in its sole discretion, to engage outside search firms and consultants to assist with the process of identifying and qualifying candidates for nomination as directors, and has the sole authority to negotiate the fees and terms of the retention of such advisors.

The Nominating and Corporate Governance Committee evaluates incumbent directors for reelection each year as if they were new candidates. It may identify other candidates for nomination as directors, if necessary, through recommendations from our directors, management, employees, shareholders or outside consultants, as well as through the formal shareholder nomination process described under the section titled "Corporate Governance—Shareholder Nominees for Director" on page 26 of this Proxy Statement. The Nominating and Corporate Governance Committee will evaluate candidates in the same manner, regardless of the source of the recommendation.

As part of its refreshment efforts, the Nominating and Corporate Governance Committee focuses on ensuring that the director candidates have a diverse skill set based on industry — and company specific — knowledge and will bring unique perspectives to the Board. The Nominating and Corporate Governance Committee may also consider gender when evaluating candidates. Specifically, the refreshment process entails:



Key director attributes that are considered by the Nominating and Corporate Governance Committee and the Board include:

- **Leadership Experience.** Experience holding a significant leadership position in a complex organization or experience dealing with complex problems, including a practical understanding of strategy, processes, risk management and other factors that accelerate growth and change.

- **Finance or Accounting Experience.** Experience with finance and/or financial reporting that demonstrates an understanding of finance and financial information and processes.

- **Services or Industry Experience.** Experience with our key practice offerings or client industries — such as capital markets, mergers and acquisitions, restructuring, consulting, energy, financial institutions, healthcare and telecom, media and technology — to deepen the Board's understanding and knowledge of our business.

- **Government Experience.** Experience working constructively and proactively with governments and agencies, both foreign and domestic.

- **Other Public Company Board Experience.** Experience serving on the boards and board committees of other public companies provides an understanding of corporate governance practices and trends and insights into board management and the relationships among the board, the chief executive officer and other members of senior management.

- **Global Experience.** Experience managing or growing companies outside the U.S. or with global companies to broaden our knowledge, help direct our global expansion and help navigate the hurdles of doing business outside the U.S.

- **Diversity.** Diversity of gender, background, professional skills and work experience to bring unique perspectives to the Board to help broaden the Company's understanding and knowledge of the markets we serve.

In addition, the Nominating and Corporate Governance Committee and the Board consider other factors, as they determine to be appropriate, including:

- **Integrity and Credibility.** High ethical standards and strength of character in the candidate's personal and professional dealings, and a willingness to be held accountable.

- **Business Judgment.** Mature and practical judgment, and a history of making good business decisions in good faith and in a manner that will be in the best interests of the Company and its stakeholders.

- **Collaborative Work Ethic.** Ability to work together with other directors and management to carry out his or her duties in the best interests of the Company and its stakeholders.

- **Need for Expertise.** The extent to which the candidate has some quality or experience that would fill a present need on the Board.

- **Sufficient Time.** The candidate is willing to devote sufficient time and effort to the affairs of the Company, as well as other factors related to the ability and willingness of the candidate to serve on the Board.

QUALIFICATIONS OF THE INCUMBENT DIRECTORS

Our director nominees are a diverse group of experienced business leaders who provide unique perspectives to the Company's business discussions and strategic plans, which we believe is critical to ensuring that we maintain a high-functioning Board. Collectively, the tenure of our director nominees balances deep experience at the Company with fresh perspectives. Our director nominees also have diverse expertise and skills that enable them to effectively carry out their duties and responsibilities:

Director	Leadership	Finance and Accounting	Services or Industry	Government	Other Public Company Board Experience	Global	Independence
Brenda J. Bacon	✓		✓	✓	✓		✓
Mark S. Bartlett	✓	✓	✓		✓	✓	✓
Claudio Costamagna	✓	✓	✓		✓	✓	✓
Vernon Ellis	✓	✓	✓	✓		✓	✓
Nicholas C. Fanandakis	✓	✓	✓		✓	✓	✓
Steven H. Gunby	✓		✓		✓	✓	
Gerard E. Holthaus	✓	✓	✓		✓	✓	✓
Laureen E. Seeger	✓		✓		✓	✓	✓

During the first quarter of 2020, the Nominating and Corporate Governance Committee discussed with each incumbent director his or her ability to continue to serve as a director if he or she were to be nominated by the Board and reelected by shareholders at the Annual Meeting. All of the incumbent directors welcome the opportunity to continue to serve as a director of the Company if reelected by shareholders at the Annual Meeting.

CHARACTERISTICS OF THE INCUMBENT DIRECTORS

Since 2014, we have added three new directors, improving the Board's gender diversity by adding a second female director and enhancing the Board's collective expertise — notably in finance and accounting, global business and other public company board experience. Director refreshment has resulted in a diverse group of independent directors with low average tenure, gender diversity and significant experience.



| **87.5%** Independent Directors | **25%** Female Directors | **7.5 Years** Average Tenure (50% - 4 to 6 years) | **66** Average Age | **25%** Directors Based Outside of U.S. |

2020 NOMINATIONS OF CANDIDATES AS DIRECTORS FOR ELECTION AT THE ANNUAL MEETING

Following its consideration of the above factors, as well as the qualifications of the incumbent directors, including their ability to continue to serve as directors of the Company following the Annual Meeting, the Nominating and Corporate Governance Committee recommended, and the Board nominated, all eight of the incumbent directors to stand for reelection by shareholders at the Annual Meeting:

2020 Director Nominees	
Brenda J. Bacon	Nicholas C. Fanandakis
Mark S. Bartlett	Steven H. Gunby
Claudio Costamagna	Gerard E. Holthaus
Vernon Ellis	Laureen E. Seeger

INDEPENDENCE OF DIRECTORS

The Board has established Categorical Standards of Director Independence, which are the same as the NYSE Section 303A standards governing director independence as currently in effect, and recognizes that a director is "independent" if he or she does not have a material relationship with the Company (directly or as a partner, shareholder or officer of an organization that has a relationship with the Company), considering all facts and circumstances that the Board determines are relevant. Our Categorical Standards of Director Independence are available on the Company's website at https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/categorical-standards-for-director-independence.pdf. Based on those standards, the Board, upon the recommendation of the Nominating and Corporate Governance Committee, affirmatively determined that, other than Steven H. Gunby, the seven current non-employee directors named above who are standing for reelection at the Annual Meeting are independent. Steven H. Gunby is not considered independent since he is our President and Chief Executive Officer (our "CEO").

In making its independence determinations, the Board considered that Laureen E. Seeger is Chief Legal Officer of the American Express Company, a client of the Company. The Board found that Ms. Seeger is independent, after concluding that the Company's engagements with her employer and its subsidiaries are in the ordinary course of the Company's business on substantially the same terms as transactions with other clients of the Company for similar services, and Ms. Seeger has not received any direct or indirect personal and pecuniary benefits from any such client engagements or transactions. The aggregate fees from such engagements with the American Express Company and its subsidiaries amounted to less than the greater of $1.0 million or 2% of their consolidated gross revenues for each year ended December 31, 2017, December 31, 2018 and December 31, 2019.

In addition, during each of the years ended December 31, 2017, December 31, 2018 and December 31, 2019, the Company has not made charitable contributions to any organization in which a director serves as an employee, officer, director or trustee, which in any single year exceeded the greater of $1.0 million or 2% of such organization's gross revenues.

PROPOSAL NO. 1—ELECT AS DIRECTORS THE EIGHT NOMINEES NAMED IN THE PROXY STATEMENT

Each of the eight incumbent directors nominated by the Board is standing for reelection at the Annual Meeting. Each nominee, if elected, will serve as a director for a term expiring at the next annual meeting of shareholders and until his or her successor is duly elected and qualifies, or until his or her death, resignation, retirement or removal (whichever occurs first).

We do not know of any reason why any nominee would be unable to serve as a director, if elected. If any nominee is unable to serve or for good cause will not serve, which is not anticipated, the Nominating and Corporate Governance Committee may identify and recommend a candidate or candidates to the Board as a potential substitute nominee or nominees, and, if the Board agrees with the Nominating and Corporate Governance Committee's recommendation, it will nominate such person(s). If that happens, all valid proxies will be voted "FOR" the election of the substitute nominee or nominees designated by the Board. Alternatively, the Board may determine to keep a vacancy open or reduce the size of the Board. Shareholders may not vote for a greater number of persons than the number of nominees named.

More detailed information about each of the eight nominees is provided in the section of this Proxy Statement titled "Information About the Board of Directors and Committees—Information about the Nominees for Director" beginning on page 12 of this Proxy Statement.

Our policy is that all incumbent directors are expected to attend the annual meeting of shareholders, except in cases of serious illness or extreme hardship.

Shareholder Approval Required. Each nominee will be elected as a director if he or she receives the affirmative vote of a majority of the total votes cast **"FOR"** and **"WITHHELD"** with respect to his or her election as a director at the Annual Meeting. Abstentions or broker non-votes are not counted as votes cast either "FOR" or "WITHHELD" with respect to a director's election, and will have no effect on the election of directors. Any incumbent director who does not receive the required vote will be subject to our mandatory resignation policy, which is described in the section of this Proxy Statement titled "Corporate Governance—Our Significant Corporate Governance Policies and Practices" beginning on page 23 of this Proxy Statement.

The Board of Directors Unanimously Recommends That You Vote FOR the Election of All Eight Nominees as Directors.

INFORMATION ABOUT THE NOMINEES FOR DIRECTOR

All of the nominees were elected as directors of the Company at the 2019 annual meeting of shareholders held on June 5, 2019 (the "2019 Annual Meeting"). Information about each of the eight incumbent directors nominated to stand for election at the Annual Meeting is detailed below:

2020 Nominees for Director	Principal Occupations and Business Experiences

Brenda J. Bacon
Independent Director
Director Since: 2006
Age: 69



Brenda Bacon has been President and Chief Executive Officer of Brandywine Senior Living LLC for more than 15 years. Ms. Bacon co-founded Brandywine Living in 1996. Brandywine Senior Living LLC currently has 29 operating properties in seven states, with additional communities in development. Brandywine Living is a growing platform for luxury senior living with supportive services. Ms. Bacon served as Chief of Management and Planning, a cabinet-level position for the State of New Jersey under former New Jersey Governor James J. Florio from 1989 to 1993. During President Clinton's first term, Ms. Bacon was on loan to the Presidential Transition Team, as co-chair for the transition of the Department of Health and Human Services.

Public Company Directorships and Committees:
Hilton Grand Vacations Inc. [Member of Audit Committee and Nominating and Corporate Governance Committee]

Other Select Non-Public Directorships and Committees:
Argentum

Rowan University [Trustee] [Member of University Advancement Committee]

Senior Living Certification Commission [Chair of Board]

Mark S. Bartlett
Independent Director
Director Since: 2015
Age: 69



Mark Bartlett has extensive accounting and financial services experience, having retired as a Partner of Ernst & Young LLP, a leading accounting firm, in June 2012. Mr. Bartlett joined Ernst & Young in 1972 and worked there until his retirement, serving as Managing Partner of the firm's Baltimore office and Senior Client Service Partner for the Mid-Atlantic region. He is a certified public accountant.

Public Company Directorships and Committees:
Rexnord Corporation [Chair of Audit Committee]

T. Rowe Price Group, Inc. [Chair of Audit Committee and Member of Executive Compensation and Management Development Committee]

WillScot Corporation [Chair of Audit Committee and Member of Nominating and Corporate Governance Committee]

Other Select Non-Public Directorships and Committees:
The Baltimore Life Companies [Member of Finance Committee]

2020 Nominees for Director	Principal Occupations and Business Experiences

Claudio Costamagna
Independent Director
Director Since: 2012
Age: 64



Claudio Costamagna is Chairman of CC e Soci S.r.l., a financial advisory firm he founded in June 2007. Mr. Costamagna has extensive experience in investment banking, having served for 18 years, until April 2006, in various positions with The Goldman Sachs Group, Inc., culminating as Chairman of the Investment Banking Division in Europe, the Middle East and Africa from December 2004 to March 2006.

Past Public Company Directorships:

Advanced Accelerator Applications S.A. [Chairman]

DeA Capital S.p.A.

IL Sole 24 Ore S.p.A.

Luxottica Group S.p.A.

Salini Impregilo Group [Chairman]

Other Select Non-Public Directorships and Committees:

CC e Soci S.r.l. [Chairman]

FSI SGR S.p.a.

Universita L. Bocconi [Member of International Advisory Council]

Sir Vernon Ellis
Independent Director
Director Since: 2012
Age: 72



Sir Vernon Ellis served as Chair of the Board of Trustees of the British Council, the United Kingdom's international organization for cultural relations and education opportunities, from March 2010 to March 2016. He has extensive experience in international management consulting, having retired from Accenture (UK) Limited, a leading global professional services firm, in March 2010, after holding the positions of Senior Advisor from January 2008 to March 2010 and International Chairman from January 2001 to December 2007, and holding other major operational roles prior to 2001.

Other Select Non-Public Directorships and Committees:

Martin Randall Travel Ltd. [Chairman]

2020 Nominees for Director	Principal Occupations and Business Experiences

Nicholas C. Fanandakis
Independent Director
Director Since: 2014
Age: 63



Nicholas Fanandakis has served as Senior Advisor to the Chief Executive Officer of DuPont de Nemours, Inc. (“DuPont”), a leading global research and technology-based science company, since February 2020. In June 2019, Mr. Fanandakis retired as an Executive Vice President of DuPont, after 40 years of service. Mr. Fanandakis helped lead the company through the merger with The Dow Chemical Company and then subsequent separations. From November 2009 to September 1, 2017, Mr. Fanandakis served as Chief Financial Officer and Executive Vice President of DuPont and led the company through major portfolio transformations. Mr. Fanandakis joined DuPont in 1979 as an accounting and business analyst. Mr. Fanandakis also served in a variety of plant, marketing, product management and business director roles. Mr. Fanandakis served as Group Vice President of DuPont Applied BioSciences from 2008 to 2009. Mr. Fanandakis also served as Vice President and General Manager of DuPont Chemical Solutions Enterprise from 2003 until February 2007 when he was named Vice President of DuPont Corporate Plans.

Public Company Directorships and Committees:
Duke Energy Corp. [Member of Audit Committee and Finance and Risk Management Committee]

ITT Inc. [Member of Audit Committee and Compensation Committee]

Steven H. Gunby
Director Since: 2014
Age: 62



Steven Gunby joined the Company as its President and Chief Executive Officer on January 20, 2014. Mr. Gunby has extensive experience in the consulting services industry, having formerly been employed by The Boston Consulting Group, a leading business strategy consulting services firm, for more than 30 years beginning in August 1983. The positions he held with The Boston Consulting Group include Global Leader, Transformation, from January 2011 to January 2014, and Chairman, North and South America, from December 2003 to December 2009. He also held other major managerial roles in his capacity as a Senior Partner and Managing Director since 1993, including serving as a member of The Boston Consulting Group’s Executive Committee.

Public Company Directorships and Committees:
Arrow Electronics, Inc. [Member of Audit Committee and Chair of Compensation Committee]

2020 Nominees for Director	Principal Occupations and Business Experiences

Gerard E. Holthaus
Independent Director
Chairman of the Board Since: 2013
Director Since: 2004
Age: 70



In November 2017, Gerard Holthaus was elected the independent non-executive Chairman of the Board of WillScot Corporation, a leading provider of modular space solutions in North America, and he stepped down as non-executive Chairman of the Board of Algeco Scotsman Global S.a.r.l. and its holding company, Algeco/Scotsman Holdings S.a.r.l., a leading global provider of modular space solutions, positions that he held since April 2010. From October 2007 to April 2010, Mr. Holthaus held the positions of Executive Chairman of the Board and Chief Executive Officer of Algeco Scotsman Global S.a.r.l.

Public Company Directorships and Committees:

Nesco Holdings, Inc. [Member of Audit Committee]

WillScot Corp. [Chairman of the Board and Member of Audit Committee, Chair of Compensation Committee and Member of Nominating and Corporate Governance Committee]

Past Public Company Directorships:

BakerCorp International, Inc.

Neff Corporation

Other Select Non-Public Directorships and Committees:

The Baltimore Life Companies [Chairman of the Board]

Laureen E. Seeger
Independent Director
Director Since: 2016
Age: 58



Laureen Seeger is Chief Legal Officer of the American Express Company, a diversified financial services company, having previously held the title of Executive Vice President and General Counsel from July 2014 to July 2018. From March 2006 through June 2014, Ms. Seeger served as Executive Vice President, General Counsel and Chief Compliance Officer at McKesson Corporation, the largest healthcare services company in North America, where she led the Law, Public Affairs, Compliance and Corporate Secretary functions, while guiding the Company through complex legal and regulatory environments and contributing to its financial growth. Ms. Seeger joined McKesson in 2000 as General Counsel of its Technology Division. In this role, she provided leadership through complex merger and acquisition transactions, and product evolutions, while building the Law Department and enhancing client service.

Other Select Non-Public Directorships and Committees:

Central Park Conservancy

University of Wisconsin Foundation and Alumni Association [Member of Development and Governance Committees]

DIRECTOR ATTENDANCE AT MEETINGS

DIRECTOR ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

Our Board and its Committees meet throughout the year on a set schedule, hold special meetings as needed and act by written consent from time to time. Each director is expected to attend all meetings of the Board and each Committee of the Board on which he or she serves, unless excused for reasons of serious illness or extreme hardship. During each director's term of office in 2019, each director attended 75% or more of the total number of regular and special meetings held by the Board and each Committee on which he or she served, during the period in which he or she served.

In 2019, the Board and each Committee held the following number of meetings:

	Board of Directors	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Total Meetings Held	9	6	7	4

For purposes of presenting this information, each joint meeting of the Board and any Committee has been counted as a separate meeting of the Board and the applicable Committee. Meetings that were adjourned one day and reconvened on another day have been counted as one meeting. A meeting at which the Board or a Committee has convened for a limited joint purpose has been counted as the meeting of the primary meeting holder.

DIRECTOR ATTENDANCE AT OTHER MEETINGS

Our independent directors meet in closed (executive) sessions, without the presence of management, periodically throughout the year. The non-executive, independent Chairman of the Board chairs the meetings of the independent directors, which coincide with regular meetings of the Board. During 2019, our independent directors met in closed (executive) sessions four times without management, and all independent directors attended 75% or more of such sessions.

Our policy is that all director nominees attend the annual meeting of shareholders, except in cases of serious illness or extreme hardship. All nominees for director who were elected as directors of the Company on June 5, 2019 attended our 2019 Annual Meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

COMMITTEE MEMBERSHIP

Name	Audit	Compensation	Nominating and Corporate Governance
Brenda J. Bacon		●	Chair
Mark S. Bartlett	●		
Claudio Costamagna		Chair	
Vernon Ellis	●		●
Nicholas C. Fanandakis	Chair		
Gerard E. Holthaus	●	●	
Laureen E. Seeger		●	●

The Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee operate under written Committee Charters. The Committee Charters are reviewed annually, and more frequently as necessary, to address any new rules or best practices relating to the responsibilities of the applicable Committee, or changes to such rules and best practices. Each Committee approves its own Committee Charter amendment and submits it to the Nominating and Corporate Governance Committee, which recommends action by the Board. All Committee Charter amendments are submitted to the Board for approval.

Copies of the Charter of the Audit Committee, Charter of the Compensation Committee and Charter of the Nominating and Corporate Governance Committee are available on the Company's website under "About—Governance" at https://www.fticonsultng.com/about/governance, as follows:

Name of Committee	Website Link
Audit Committee	https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/charter-of-the-audit-committee-of-the-board-of-directors.pdf
Compensation Committee	https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/charter-of-the-compensation-committee-of-the-board-of-directors.pdf
Nominating and Corporate Governance Committee	https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/charter-of-the-nominating-and-corporate-governance-committee-of-the-board-of-directors.pdf

AUDIT COMMITTEE

The Board has determined that all Audit Committee members are independent and otherwise qualify as Audit Committee members pursuant to applicable rules of the Securities and Exchange Commission (the "SEC") and the NYSE. One Audit Committee member, Mr. Bartlett, serves as a member of more than three public company audit committees, and the Board has determined that such simultaneous service does not impair the ability of Mr. Bartlett to effectively serve on our Audit Committee. The Board has determined that all of the members of the Audit Committee qualify as "audit committee financial experts" within the meaning stipulated by the SEC.

Functions of the Audit Committee

- selects, oversees and retains our independent registered public accounting firm;
- reviews and discusses the scope of the annual audit and written communications by our independent registered public accounting firm to the Audit Committee and management;
- oversees our financial reporting activities, including the annual audit and the accounting standards and principles we follow;
- approves audit and non-audit services by our independent registered public accounting firm and applicable fees;
- reviews and discusses our periodic reports filed with the SEC;
- reviews and discusses our earnings press releases and communications with financial analysts and investors;
- oversees our internal audit activities;
- oversees our disclosure controls and procedures;
- reviews Section 404 of the Sarbanes-Oxley Act of 2002, internal control over financial reporting;
- oversees and monitors our Policy on Reporting Concerns and Non-Retaliation and related reports;
- reviews and discusses risk assessment and risk management policies and practices;
- oversees the administration of the Code of Ethics and Business Conduct and other ethics policies;
- reviews, discusses and approves insider and affiliated person transactions;
- administers the policy with respect to the hiring of former employees of the Company's independent registered public accounting firm;
- performs an annual self-evaluation of the Audit Committee;
- reviews its Committee Charter and recommends changes to the Nominating and Corporate Governance Committee for submission to the Board for approval; and
- prepares the Audit Committee Report required to be included in the annual proxy statement.

COMPENSATION COMMITTEE

The Board has determined that all Compensation Committee members are non-employee directors and qualify as independent directors under the Company's Categorical Standards of Director Independence and the NYSE's corporate governance rules, including the additional independence standards adopted by the NYSE on January 11, 2013 specific to compensation committee membership. In making its determinations regarding the independence of each of the Compensation Committee members, the Board has considered all factors specifically relevant to determining whether a director has a relationship with the Company that would materially impair the director's ability to make independent judgments about executive officer compensation, including: (i) the source of such director's compensation; (ii) any consulting, advisory or other compensatory fees paid by the Company to the director; and (iii) any other affiliations the director has with the Company and its affiliates, including engagements by clients that are companies or affiliates of companies for which members of the Compensation Committee serve as officers or directors.

All of the members of the Compensation Committee qualify as "non-employee" directors under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Role of Management

The Compensation Committee and the Board solicit recommendations from our CEO and other officers regarding compensation matters, including the compensation of executive officers and key employees other than our CEO. They assist the Compensation Committee by providing information such as financial results, short-term and long-term business and financial plans, and strategic objectives, as well as their views on our executive compensation program and pay levels. They also recommend individual incentive pay opportunities, including the: (i) annual incentive pay ("AIP") financial performance metrics; (ii) AIP subjective individual performance goal(s); (iii) long-term incentive pay ("LTIP") performance metric; and (iv) AIP and LTIP award levels of the participants. Management also advises the Compensation Committee regarding the achievement of performance metrics and goals, and payments under our incentive compensation plans and programs. Our CEO attended all Compensation Committee meetings held during 2019, other than meetings and executive sessions to which he was not invited. Our CEO did not participate in the Compensation Committee discussions regarding his individual performance and final annual compensation. Only members of the Compensation Committee vote on matters before that Committee.

Role of the Compensation Advisors

Under its Committee Charter, the Compensation Committee is authorized to select, retain and direct the activities, and terminate the services, of compensation advisors, as well as approve fees and expenses of such advisors. During 2019, the Compensation Committee retained the services of Pearl Meyer & Partners, LLC ("Pearl Meyer") to provide advice to the Compensation Committee on certain executive compensation matters. In addition, during 2019, the Compensation Committee consulted Freshfields Bruckhaus Deringer US LLP ("Freshfields") on certain legal aspects of executive officer compensation. During 2019, the Compensation Committee requested advice on a variety of issues, including short-term and long-term executive incentive compensation program design, executive contract matters and the composition and benchmarking of our compensation peer group, as well as our say-on-pay proposal and other compensation disclosures included in our proxy statement for our 2019 Annual Meeting. Neither of Pearl Meyer nor the Company provided any services to the other during 2019, apart from the advisory services provided by Pearl Meyer to the Compensation Committee. Freshfields provided services to the Company as outside executive compensation counsel. In such capacity, Freshfields advised the Company regarding executive officer and other compensation matters. The Company routinely is engaged by Freshfields to provide services to it or its clients in the ordinary course of our business. After consideration of the above factors, as well as information supplied by Pearl Meyer, including its independence letter, the Compensation Committee concluded that Pearl Meyer was independent and not subject to any conflicts of interest when providing services to the Compensation Committee. After considering Freshfields' relationships to the Company and its subsidiaries and its conflicts of interest policy and practices, the Compensation Committee concluded that Freshfields is not independent, but determined that it offers unique, well-rounded perspectives on our executive officer compensation, and the advice it provides is aligned with the interests of the Company. The Compensation Committee currently intends to continue to consult with Pearl Meyer and applicable outside counsel on executive officer compensation and other matters from time to time. During 2019, aggregate fees paid to Pearl Meyer for all services rendered by such company to the Compensation Committee did not exceed $120,000.

Functions of the Compensation Committee

- approves the compensation of our CEO;
- approves the compensation of other executive officers;
- administers our equity-based compensation plans and approves awards under such plans;
- establishes objective performance goals, individual award levels and operative and subjective performance measures, and oversees all aspects of executive officer incentive compensation;
- reviews and approves, or recommends that the Board approve, employment, consulting and other contracts or arrangements with present and former executive officers;

- reviews the compensation disclosures in the annual proxy statement and Annual Report on Form 10-K filed with the SEC and discusses the disclosures with management;

- performs annual performance evaluations of our CEO, and reviews the CEO's annual performance evaluations of other executive officers, in conjunction with the independent Chairman of the Board or other presiding director, as applicable, and Chair of the Nominating and Corporate Governance Committee;

- performs an annual self-evaluation of the Compensation Committee;

- reviews its Committee Charter and recommends changes to the Nominating and Corporate Governance Committee for submission to the Board for approval;

- prepares the Compensation Committee Report included in the annual proxy statement;

- submits all equity-based compensation plans, executive officer compensation plans and material revisions to such plans to a vote of the Board, and to a vote of shareholders if shareholder approval is required; and

- ensures that shareholders have the opportunity to vote on (i) an advisory (non-binding) resolution to approve the compensation of the Company's named executive officers in accordance with the frequency selected by shareholders and (ii) the frequency of the shareholder advisory (non-binding) vote to approve the resolution approving the compensation of the named executive officers at least once every six years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the year ended December 31, 2019, no director who served as a member of the Compensation Committee has served as one of our officers or employees at any time. No executive officer serves as a member of the board or compensation committee of any other company that has an executive officer serving as a member of our Board or Compensation Committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee consists of only non-employee directors, who qualify as independent directors under our Categorical Standards of Director Independence and the NYSE corporate governance rules.

Functions of the Nominating and Corporate Governance Committee

- identifies and qualifies the annual slate of directors for nomination by the Board;

- reviews non-employee director compensation and recommends changes to the Board for approval;

- assesses the independence of directors for the Board;

- identifies and qualifies the candidates for Chairman of the Board and for membership and chairmanship of the Committees for appointment by the Board;

- identifies and qualifies candidates to fill vacancies occurring between annual meetings of shareholders for election by the Board;

- monitors compliance with, and reviews proposed changes to, our Corporate Governance Guidelines, the Committee Charters and other policies and practices relating to corporate governance for submission to the Board for approval;

- monitors and reviews responses to shareholder communications with non-management directors together with the independent Chairman of the Board or presiding director, as applicable;

- oversees the process for director education;

- oversees the process for Board and Committee annual self-evaluations;

- oversees the process for performance evaluations of our executive officers in conjunction with our independent Chairman of the Board and the Compensation Committee;

- oversees the process relating to succession planning for our CEO and other executive officer positions;

- reviews directors' and officers' liability insurance terms and limits;

- reviews its Committee Charter and recommends changes to the Board for approval; and

- performs an annual self-evaluation of the Nominating and Corporate Governance Committee.

COMPENSATION OF NON-EMPLOYEE DIRECTORS AND POLICY ON NON-EMPLOYEE DIRECTOR EQUITY OWNERSHIP

GENERAL

Non-employee directors receive annual retainer and equity compensation as described below pursuant to the FTI Consulting, Inc. Non-Employee Director Compensation Plan, amended and restated effective as of January 1, 2016 (the "Director Plan"). We reimburse our non-employee directors for their out-of-pocket expenses incurred in the performance of their duties as our directors (including expenses related to spouses when spouses are invited to attend Board events). We do not pay fees for attendance at Board and Committee meetings.

NON-EMPLOYEE DIRECTOR COMPENSATION

The following table describes the components of non-employee director compensation for 2019:

Compensation Elements	2019 Director Compensation Values [1] [5] ($)	Alternative Forms of Payment
Annual Retainer: [2] [5] [6]	50,000	Cash or Deferred Stock Units
Annual Committee Chair Fees: [2] [5]	10,000 — Chair of Audit Committee 7,500 — Chair of Compensation Committee 5,000 — Chair of Nominating and Corporate Governance Committee	Cash or Deferred Stock Units
Additional Annual Non-Executive Chairman of the Board Fee: [2] [5]	200,000	Cash or Deferred Stock Units
Annual Equity Award: [2] [3] [4] [5] [6]	250,000	Restricted Stock, Restricted Stock Units, Deferred Restricted Stock Units or Cash

---

(1) Following each annual meeting of shareholders, continuing non-employee directors receive payment of the annual retainer and annual equity award, and Chairman of the Board or Committee Chair fee, if applicable, as of the date of such annual meeting. A new non-employee director receives a prorated annual retainer and equity award upon first being elected to the Board other than at an annual meeting. A non-employee director, who is appointed to a chairmanship other than following an annual meeting, receives a prorated non-executive Chairman of the Board or Committee Chair fee, as applicable.

(2) U.S. non-employee directors are permitted to voluntarily defer annual retainer payments (including any annual fee to the non-executive Chairman of the Board or a Committee Chair) and/or annual equity compensation awards in the form of deferred stock units or deferred restricted stock units, respectively. Deferred stock units awarded on account of deferred annual retainer and Chairman of the Board and/or Committee Chair fees are vested in full on the grant date. Deferred restricted stock units granted on account of deferred annual equity compensation awards vest in full on the first anniversary of the grant date unless vesting is accelerated as described in footnote (4) below. Each deferred stock unit and deferred restricted stock unit represents the right to receive one share of Common Stock upon the earliest of (i) a separation from service event, (ii) an elected payment date, and (iii) certain other permissible payment events, in each case in accordance with Section 409A ("Code Section 409A") of the U.S. Internal Revenue Code of 1986, as amended.

(3) The annual equity award, unless deferred, is in the form of shares of restricted stock, in the case of U.S. non-employee directors, and restricted stock units, in the case of non-U.S. non-employee directors. Each restricted stock unit represents the right to receive one share of Common Stock upon vesting. Annual equity awards are non-transferable and vest in full on the first anniversary of the grant date unless vesting is accelerated as described in footnote (4) below.

(4) All unvested shares of restricted stock and restricted stock units will immediately vest in full upon a non-employee director's (i) death, (ii) "Disability" (as defined in the Director Plan), (iii) cessation of service within one year following a Change in Control, unless other accommodations are made with respect to such awards, (iv) cessation of service at the expiration of his or her term as a director due to the Company's failure to renominate such director for service on the Board (other than for "Cause" (as determined by the Board, in its good-faith discretion), due to the request of such director or as a result of a voluntary

resignation)), and (v) cessation of service due to failure of the Company's shareholders to reelect such director for service on the Board (other than for "Cause" (as determined by the Board, in its good-faith discretion)).

(5) The number of (i) deferred stock units awarded to a non-employee director as annual retainer compensation (including any annual fee to the non-executive Chairman of the Board or a Committee Chair) and (ii) shares of restricted stock, restricted stock units and deferred restricted stock units awarded to a non-employee director as annual equity compensation, will be determined by dividing (a) the U.S. dollar value of such award by (b) the closing price per share of Common Stock reported on the NYSE for the grant date. Fractional restricted shares, restricted stock units, deferred stock units and deferred restricted share units are rounded down to the nearest whole share.

(6) If we do not have sufficient shares of Common Stock authorized under our shareholder-approved equity compensation plan to fund annual retainer and equity awards in stock-based awards, such awards will be funded in cash. The payout of such cash amounts will be subject to applicable deferred compensation payment, vesting and accelerated vesting conditions and the requirements of Code Section 409A, and such cash amounts generally will accrue interest at the rate of 6% per annum.

DIRECTOR SUMMARY COMPENSATION TABLE

The table below summarizes the compensation paid by the Company to non-employee directors for the year ended December 31, 2019:

Name	Fees Earned or Paid in Cash ($) (a)	Stock Awards [1] ($) (b)	Option Awards [1] ($) (c)	All Other Compensation [2] ($) (d)	Total ($) (e)
2019 Non-Employee Directors:					
Brenda J. Bacon	55,000	249,947	—	—	304,947
Mark S. Bartlett	50,000	249,947	—	—	299,947
Claudio Costamagna	57,500	249,947	—	—	307,447
Vernon Ellis	50,000	249,947	—	—	299,947
Nicholas C. Fanandakis	60,000	249,947	—	—	309,947
Gerard E. Holthaus	250,000	249,947	—	—	499,947
Laureen E. Seeger	50,000	249,947	—	—	299,947

(1) The balances of each non-employee director's equity-based awards as of December 31, 2019 (excluding vested shares of Common Stock) are set forth in the table below:

Name	Unvested Restricted Shares or Restricted Stock Units	Vested Deferred Stock or Deferred Restricted Stock Units	Unvested Deferred Stock or Deferred Restricted Stock Units	Unexercised Stock Options
2019 Non-Employee Directors:				
Brenda J. Bacon	2,934	—	—	—
Mark S. Bartlett	2,934	—	—	—
Claudio Costamagna	2,934	—	—	—
Vernon Ellis	2,934	—	—	—
Nicholas C. Fanandakis	2,934	—	—	—
Gerard E. Holthaus	2,934	37,500	—	—
Laureen E. Seeger	2,934	—	—	—

(2) No current director received perquisites or other benefits aggregating more than $10,000 in 2019.

POLICY ON NON-EMPLOYEE DIRECTOR EQUITY OWNERSHIP

Our Policy on Non-Employee Director Equity Ownership demonstrates our Board's continuing commitment to shareholder interests. The policy sets each non-employee director's total investment level at five times (5x) the value of the annual retainer. A non-employee director will be required to meet the ownership level in effect when he or she first joins the Board within three years following receipt of his or her first director compensation payment. Non-employee directors have three years to meet any increased ownership level during their tenure. In addition, under the policy, a non-employee director may not sell, transfer or dispose of shares of Common Stock if he or she does not attain or maintain the applicable equity ownership investment level at the initial ownership measurement date, or at June 30 of each year thereafter, except as necessary to pay or repay the cost of exercising a stock option or any tax obligations associated with the exercise of a stock option or vesting of stock-based awards, or as otherwise approved by the Compensation Committee, in its sole discretion.

Shares of Common Stock that are, directly or indirectly, (i) beneficially owned by a non-employee director or (ii) held in a trust over which such non-employee director has more than 50% of the beneficial interest and controls the management of the assets will count toward attaining and maintaining the applicable equity ownership level. Also, restricted stock, restricted stock units, deferred stock units and deferred restricted stock units, whether or not vested, will count toward attaining and maintaining the non-employee director's applicable equity ownership level. Stock options, whether or not vested, will not count toward meeting the equity ownership requirement. The securities counted toward attaining and maintaining each non-employee director's ownership level will be valued at the average of the closing prices per share of Common Stock reported on the NYSE for each trading day in the 90-calendar-day period immediately preceding the applicable measurement date. As of December 31, 2019, all non-employee directors were in compliance with our Policy on Non-Employee Director Equity Ownership.

CORPORATE GOVERNANCE

GOVERNANCE PRINCIPLES

Our following governance policies can be found on the Company's website under "About—Governance" at https://www.fticonsulting.com/about/governance. Our policies and the other information on our website do not constitute a part of this Proxy Statement. Paper copies of our policies (as well as the Charters of the Committees) may be obtained, without charge, upon request by contacting the Corporate Secretary, FTI Consulting, Inc., 6300 Blair Hill Road, Suite 303, Baltimore, MD 21209 and by email to FTI2020annualmeeting@fticonsulting.com. Our governance policies can be accessed at the below website links:

Name of Policy	Website Link
Standards of Director Independence	https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/categorical-standards-for-director-independence.pdf
Corporate Governance Guidelines	https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/fti-consulting-corporate-governance-guidelines.pdf
Code of Ethics and Business Conduct	https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/fti-code-of-conduct.pdf
Anti-Corruption Policy	https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/anti-corruption-policy.pdf
Policy on Reporting Concerns and Non-Retaliation	https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/policy-on-reporting-concerns-and-non-retaliation.pdf
Policy on Disclosure Controls	https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/policy-on-disclosure-controls.pdf
Policy on Inside Information and Insider Trading	https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/policy-statement-on-inside-information-and-insider-trading.pdf

The Nominating and Corporate Governance Committee regularly reviews corporate governance developments and recommends modifications or new policies for adoption by the Board and the Committees, as appropriate, to enhance our corporate governance policies and practices, and to comply with the laws and rules of the SEC, the NYSE and other regulators.

OUR SIGNIFICANT CORPORATE GOVERNANCE POLICIES AND PRACTICES

The Board is committed to maintaining strong corporate governance practices, which include:

- **Annual Director Elections.** Shareholders elect our directors annually to hold office to the next annual meeting of shareholders and until his or her successor is duly elected and qualifies, or until his or her death, resignation, retirement or removal (whichever occurs first).

- **Non-Employee Independent Chairman of the Board.** Gerard E. Holthaus is our non-employee independent Chairman of the Board. More information about our Chairman of the Board may be found in the section titled "—Board Leadership Structure" on page 24 of this Proxy Statement.

- **Majority Voting in Uncontested Director Elections.** A nominee in an uncontested election shall be elected as a director only if such nominee receives the affirmative vote of a majority of the total votes cast "FOR" and "WITHHELD" as to such nominee at an annual meeting. Any abstentions or broker non-votes are not counted as votes cast either "FOR" or "WITHHELD" with respect to a director's election, and will have no effect on the election of directors.

- **Director Resignation.** Our Corporate Governance Guidelines provide that in an uncontested election, if an incumbent director fails to receive the required majority vote, he or she must offer to resign from the Board. The Nominating and Corporate Governance Committee will (a) consider such offer to resign, (b) determine whether to accept such director's resignation, and (c) submit such recommendation for consideration by the Board. The director whose offer to resign is under consideration may not participate in any deliberation or vote of the Nominating and Corporate Governance Committee or the Board regarding his or her offer of resignation. In the event that all directors offer to resign in accordance with our resignation policy, the Nominating and Corporate Governance Committee will make a final determination as to whether to recommend to the Board to accept all offers to resign, including those offers made by members of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director's offer to resign. Within 90 days after the date of certification of the election results, the Board will publicly disclose the Board's decision of whether or not to accept an offer of resignation. If such incumbent director's offer to resign is not accepted by the Board, such director will continue to serve until his or her successor is duly elected and qualifies, or until his or her death, resignation, retirement or removal (whichever occurs first). If a director's offer to resign is accepted by the Board, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the Company's Bylaws or reduce the size of the Board.

- **Executive Sessions.** Our Board meets regularly in executive sessions without the presence of management, including our CEO.

- **Shareholder Rights Plan.** We do not have a shareholder rights plan and are not currently considering adopting one.

- **Shareholder Power to Amend Bylaws.** Our shareholders, by the affirmative vote of the holders of a majority of the shares of Common Stock, have the power to adopt, alter or repeal any Bylaw of the Company.

BOARD LEADERSHIP STRUCTURE

Our Corporate Governance Guidelines provide the Board with flexibility to choose the leadership structure that it deems best for the Company based upon our business needs, prospects, opportunities and strategic goals at the time, including separating the roles of Chairman of the Board and CEO. In December 2013, the Board appointed Gerard E. Holthaus as its non-executive independent Chairman of the Board. In determining who should hold the position of Chairman, the Board considered Mr. Holthaus' experience since 2006 as the Board's independent Presiding Director. The Board also considered each director's individual experience and his or her experience serving as a director of other companies, particularly the experience of non-U.S. directors serving on the board of companies in locations where non-executive or independent chairmanships are common. The Board believes that Mr. Holthaus' continuing service as Chairman of the Board provides continuity in leadership and governance. The Board periodically reviews its leadership structure and may make changes in the future.

The Board also believes that separation of the CEO and Chairman of the Board positions balances the role of the Board to oversee the Company's business, on the one hand, and management's responsibilities to manage the Company's operations on a day-to-day basis, on the other hand. Our CEO is responsible for setting the strategic vision of the Company, leading the Company's day-to-day business, managing the executive officers and other key employees directed with implementing plans and carrying out operations, and reporting to the Board. The Chairman of the Board structures the agendas for the Board meetings to ensure that topics deemed important by the independent directors are addressed, as well as to allow the Board to express its views on the Company's management, operations, material transactions, strategy and execution. As Chairman, Mr. Holthaus (i) presides over meetings and executive sessions of the Board, and executive sessions of the independent directors, (ii) acts as a liaison between management and the independent directors, (iii) consults with our CEO, (iv) ensures that the Board and our CEO understand each other's views on critical matters, (v) monitors significant issues occurring between Board meetings and ensures Board involvement when appropriate, (vi) ensures the adequate and timely exchange of information and supporting data between the Company's management and the Board, and (vii) receives shareholder communications addressed to the independent directors.

OVERSIGHT OF RISK MANAGEMENT

The Board has delegated the critical responsibility for overall risk oversight to the Audit Committee, which reports to the Board. Management of the Company has primary responsibility for performing risk assessments, identifying and monitoring risks, establishing policies and processes, implementing and carrying out corporate responses, and reporting to the responsible Committee of the Board. The Audit Committee reviews and discusses the enterprise risk management profile that management of the Company prepares and the policies and guidelines that management of the Company uses to manage risks. In addition, the Audit Committee reviews and evaluates the performance and operations of our risk management function, which is managed by our Enterprise Risk Management Committee, consisting of members of management and employees with responsibilities for critical functions, such as accounting, information technology, internal audit, ethics, compliance and risk management.

We are exposed to a number of risks, including financial risks, operational risks, reputational risks, strategic risks, competitive risks, risks relating to operating in foreign countries, day-to-day management risks, information privacy and data and cybersecurity risks, general economic and business risks, and legal, regulatory and compliance risks, including risks associated with the Foreign Corrupt Practices Act (the "FCPA") and foreign anti-bribery laws. Our risk and compliance officer manages our internal enterprise risk management function, working closely with members of our Enterprise Risk Management Committee and our executive management, business segments and corporate functions, to identify and assess risks and mitigate exposures. Our head of information technology works closely with our risk and compliance officer to assess our cybersecurity risks and implement technology and other measures to mitigate those risks. Our risk and compliance officer and our head of information technology each regularly report to and discuss with our executive management and Audit Committee our policies and procedures to identify and assess critical risk exposures, including cybersecurity risks, and the plans and actions that have been identified or taken by our corporate functions to correct, rehabilitate or mitigate risks facing the Company. Directors who are not members of the Audit Committee may attend these meetings as well. The Audit Committee periodically requests additional reports on critical risk areas identified by management, such as the FCPA, the UK Anti-Bribery Act of 2010 and cybersecurity. The Audit Committee also reports to the Board on a regular basis to apprise them of the Company's risk profile and risk management and holds discussions with our executive management, risk and compliance officer and head of internal audit.

Each of the other two standing Committees of the Board also considers risks within its area of responsibility. For example, the Nominating and Corporate Governance Committee reviews legal and regulatory compliance risks as they relate to corporate governance, including the listing requirements of the NYSE. The Compensation Committee reviews and discusses risks relating to the executive compensation policies and practices. These Committees also keep the Board apprised of governance- and compensation-related risks.

COMPENSATION-RELATED RISKS

At the request and direction of the Compensation Committee and the Audit Committee, management conducted an assessment of risks associated with the Company's compensation policies and practices for the year ended December 31, 2019. This assessment included the: (i) review of programs, plans, policies, procedures and practices relating to the components of executive officer and employee compensation; (ii) review of incentive-based equity and cash compensation; (iii) identification of compensation design features that could potentially encourage excessive or imprudent risk taking; (iv) identification of business risks that these features could potentially encourage; (v) consideration of the presence or absence of controls, oversight or other factors that mitigate potential risks; (vi) assessment of potential risks; and (vii) consideration of the potential for such risks to result in a material adverse effect on the Company and its subsidiaries taken as a whole. Based on the assessment and factors described above, the Company determined that the risks associated with its compensation programs, policies and practices are not reasonably likely to result in a material adverse effect on the Company and its subsidiaries taken as a whole.

BOARD AND COMMITTEE SELF-ASSESSMENTS

During the first quarter of 2020, the Board and Committees conducted their annual self-assessments to identify issues critical to their success. All directors completed the assessments. The results were discussed by the Board and the Committees at a joint meeting held in February 2020 during which they discussed the results and provided thorough, objective feedback, which will be used to implement performance enhancements going forward.

SUCCESSION PLANNING

The Nominating and Corporate Governance Committee reviews succession and development plans with management. In 2019, the Nominating and Corporate Governance Committee established a process to plan for the succession of our CEO, which includes an annual discussion of potential in-house candidates identified by our CEO, a timeline for identification and selection of likely successors, and a timeline for identifying a successor in emergency circumstances. During 2019, as part of that planning process, the Nominating and Corporate Governance Committee held discussions about the qualifications of potential in-house candidates identified to succeed our CEO.

CODE OF CONDUCT

Our written Code of Ethics and Business Conduct ("Code of Ethics") and Anti-Corruption Policy (together with our Code of Ethics, our "Code of Conduct") applies to financial professionals, including our Chief Financial Officer, corporate Controller and Chief Accounting Officer, and corporate Treasurer, as well as our CEO and all other officers, directors, employees and independent contractors of the Company and its affiliates. We require all individuals subject to our Code of Conduct to avoid conflicts of interest, comply with applicable laws (including the FCPA, other anti-bribery laws and legal and regulatory requirements of the jurisdictions in which we have offices and/or conduct business), protect Company assets, conduct business in an honest and ethical manner, and otherwise act with integrity, in our best interests and in accordance with the Code of Conduct. The Code of Conduct prohibits insiders from knowingly taking advantage of corporate opportunities for personal benefit and taking unfair advantage of our business associates, competitors and employees through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other practice of unfair dealing. Our Code of Ethics and Anti-Corruption Policy are publicly available and can be found on the Company's website under "About—Governance" at https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/fti-code-of-conduct.pdf and https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/anti-corruption-policy.pdf, respectively. If we make substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of such policy to any officer, financial professional or person performing similar functions, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K filed with the SEC. Our Code of Ethics was last updated in February 2020.

SHAREHOLDER NOMINEES FOR DIRECTOR

We did not receive any notices of shareholder nominees for director prior to the deadline for 2020 nominations described in our proxy statement for our 2019 Annual Meeting. Under our current Bylaws, nominations for director at an annual meeting of shareholders may be made by a shareholder who is (a) a shareholder of record both at the time of (i) the giving of the notice by the shareholder and (ii) the date of the annual meeting; and (b) entitled to vote at the meeting in the election of each individual so nominated or on any other business; provided such shareholder delivers notice along with the additional information and materials required by our current Bylaws, including, as to each person whom the shareholder proposes to nominate for election as a director, all information relating to such person that is required by the SEC's proxy rules to be disclosed in connection with solicitations of proxies for the election of directors, to the Corporate Secretary at our principal executive office of the Company located at 555 12th Street NW, Washington, D.C. 20004, not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting of shareholders. For the annual meeting of shareholders in 2021, you must deliver this notice no earlier than November 17, 2020 and no later than December 17, 2020. In the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting of shareholders, notice by the shareholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of the date of such meeting is first made. In the event that the number of directors to be elected to the Board is increased and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting, a shareholder's notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Corporate Secretary at our principal executive office, not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which we first make such public announcement. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a shareholder's notice as described above.

You may obtain a copy of our Bylaws, without charge, from our Corporate Secretary at FTI Consulting, Inc., 6300 Blair Hill Lane, Suite 303, Baltimore, MD 21209, phone no. +1.410.951.4867, and by email to FTI2020annualmeeting@fticonsulting.com. We filed a copy of our Bylaws, as amended and restated through June 1, 2011, with the SEC on June 2, 2011 as an exhibit to our Current Report on Form 8-K dated June 1, 2011, and we filed copies of Amendments No. 1 and No. 2 to our Bylaws through December 13, 2013 and September 17, 2014 as exhibits to our Current Reports on Form 8-K filed with the SEC on December 16, 2013 and September 22, 2014, respectively. Our Bylaws are included as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 25, 2020.

COMMUNICATIONS WITH DIRECTORS

Shareholders, employees and other interested persons may communicate with our Board or any individual director using the FTI Consulting Integrity Hotline, which allows interested persons to place confidential reports by either telephone or the Internet, without divulging their name or other personal information. The reporting website may be accessed from any Internet-enabled computer at https://secure.ethicspoint.com/domain/media/en/gui/7391/phone.html. Telephone reports may be placed through the FTI Consulting Integrity Hotline by calling +1.866.294.3576 (toll free) in the U.S. Reports submitted through the FTI Consulting Integrity Hotline will be sent to designated recipients within the Company, which includes our Vice President—Chief Risk and Compliance Officer. If interested persons do not feel comfortable using the FTI Consulting Integrity Hotline, they may communicate with our Board, the Chairman of the Board, an individual director or the independent directors as a group by contacting our Vice President—Chief Risk and Compliance Officer, by telephone to Matthew Pachman, at +1.202.312.9100, by mail to his attention at FTI Consulting, Inc., 555 12th Street NW, Washington, D.C. 20004, or by email to matthew.pachman@fticonsulting.com. Communications directed to the Board, Chairman of the Board, an individual director or the independent directors as a group, depending upon the subject matter, will be directed to the Chairman of the Board, Chair of the Audit Committee or Chair of the Nominating and Corporate Governance Committee or other appropriate person who is responsible for ensuring that the concerns expressed are investigated and appropriately addressed. The Company will not filter any such communications.

OTHER PROPOSALS TO BE PRESENTED AT THE ANNUAL MEETING OF SHAREHOLDERS

In addition to Proposal No. 1 to elect as directors the eight nominees named in this Proxy Statement, we will present the three additional proposals described below at the Annual Meeting. We have described in this Proxy Statement all the proposals that we expect will be made at the Annual Meeting. We do not know of any other matters to come before the Annual Meeting. If, however, any other matters properly come before the Annual Meeting, it is the intention of the persons designated as proxies to vote in accordance with their discretion on such matters as permitted under applicable law.

PROPOSAL NO. 2—APPROVE THE AMENDMENT TO THE FTI CONSULTING, INC. 2017 OMNIBUS INCENTIVE COMPENSATION PLAN TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK ISSUABLE BY AN ADDITIONAL 145,000 SHARES AND EXTEND THE EXPIRATION DATE TO JUNE 3, 2030

GENERAL

We are asking our shareholders to approve Amendment No. 1 (the "Amendment") to the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan, effective as of June 7, 2017 (the "2017 Plan"), which, among other things, authorizes shares of our Common Stock for equity grants to our non-employee directors, and officers, employees and individual service providers of the Company and its subsidiaries. The full text of the composite version of the 2017 Plan, as proposed to be amended, is included in Appendix A to this Proxy Statement and reference is made to such appendix for a complete statement of the provisions of the 2017 Plan, as amended.

On March 24, 2020 (the "Board Approval Date"), our Board authorized the Amendment, including a maximum new share limit of up to 400,000 shares of our Common Stock and delegated to the Compensation Committee of the Board the authority to establish the number of additional new shares submitted for approval by our shareholders at the Annual Meeting, subject to such maximum new share limit set by the Board. On April 2, 2020, the Compensation Committee authorized, subject to such maximum new share limit set by the Board, the number of additional new shares of Common Stock under the 2017 Plan, subject to the approval of our shareholders at the Annual Meeting. The amendments and modifications to the 2017 Plan include changes to:

(i) increase the number of authorized shares of Common Stock that the Company may issue by 145,000 new shares, all of which can be used for full-value awards; and

(ii) extend the expiration date of the 2017 Plan, as amended, to and including the tenth anniversary date of the effective date of the Amendment, or June 3, 2030, from the current termination date of June 7, 2027.

The maximum number of shares of Common Stock of the Company that may be issued with respect to awards granted under the 2017 Plan will consist of: (i) 1,243,775 shares of Common Stock available for issuance and not subject to outstanding awards under the 2017 Plan as of the Board Approval Date; plus (ii) 145,000 additional shares of Common Stock pursuant to the Amendment; plus (iii) any additional shares of Common Stock subject to outstanding awards under the 2017 Plan, the FTI Consulting, Inc. 2009 Omnibus Incentive Compensation Plan, as amended and restated effective as of June 3, 2015 (the "2009 Plan"), the FTI Consulting, Inc. 2006 Global Long-Term Incentive Plan, as amended and restated effective May 14, 2008, as amended from time to time (the "2006 Plan"), and the FTI Consulting, Inc. 2004 Long-Term Incentive Plan, as amended from time to time (the "2004 Plan"), as of the date of the Annual Meeting, that may be forfeited, canceled, surrendered, cash-settled, tendered or withheld, from time to time, and returned to the Company. Outstanding awards under the 2017 Plan, 2009 Plan, 2006 Plan and 2004 Plan as of the Annual Meeting will continue to remain outstanding in accordance with their applicable terms and the terms of the applicable plan.

The 2017 Plan is administered by a committee appointed by the Board consisting solely of independent directors, which shall be the Compensation Committee (the "Administrator") as of the date of approval of the Amendment by the shareholders.

The following discussions of the 2017 Plan and the Amendment are qualified in their entirety by the full text of the composite version of the 2017 Plan, as proposed to be amended, included in Appendix A to this Proxy Statement and reference is made to such appendix for a complete statement of the provisions of the 2017 Plan, as amended. You may request a copy of the 2017 Plan and Amendment No. 1 to the 2017 Plan, which is attached as Appendix B to this Proxy Statement, free of charge, from the Corporate Secretary, FTI Consulting, Inc., 6300 Blair Hill Lane, Suite 303, Baltimore, Maryland 21209, phone no. +1.410.951.4867, and by email to FTI2020annualmeeting@fticonsulting.com.

BURN RATE

Over the course of its history, the Company has made significant equity grants to align the interests of its management team and senior professionals with those of its shareholders. Since 2014, the Compensation Committee and our management team have sought to reduce our average share usage rate (sometimes referred to as "burn rate") while still seeking to maximize the benefits of equity compensation.

The Company's unadjusted burn rate for the three-year period ended December 31, 2019 was 1.00%. Unadjusted burn rate has been calculated based on our (i) non-weighted total number of shares of our Common Stock issuable upon the grant or exercise, as the case may be, of the equity-based awards granted for the applicable fiscal year, divided by (ii) weighted average total number of shares of Common Stock issued and outstanding during the applicable fiscal year, in each case excluding performance-based equity awards that have not been earned. The burn rate is "unadjusted" because it is determined before giving effect to the 2.5:1 premium share counting rule, discussed below, for certain equity awards.

Our adjusted burn rate for the three-year period ended December 31, 2019 was 2.33%. Adjusted burn rate has been calculated (based on our understanding of the methodology utilized by Institutional Shareholder Services, Inc.) by (i) applying a 2.5:1 premium factor to the number of full-value awards (stock-based awards) granted each year and (ii) excluding performance-based equity awards that have not been earned.

The Company repurchased 4,674,418, 951,853 and 1,258,420 shares of Common Stock during the years ended December 31, 2017, December 31, 2018 and December 31, 2019, respectively. The share repurchases partially offset dilution from equity grants in the relevant years. However, such share repurchases also had the effect of reducing the denominator used to calculate our burn rate, which consequently inflated our reported burn rate for each of these years, and the three-year period ended December 31, 2019.

Based on our three-year average share usage rate, we expect that the shares available under the 2017 Plan will enable the Company to continue to grant equity as a portion of compensation for approximately five years (including 2020).

Unadjusted and Adjusted Burn Rates

The below table sets forth the unadjusted burn rate calculations for the three-year period ended December 31, 2019:

Years	Options Granted	Full-Value Shares [1]	Total Weighted Average Number of Common Shares Outstanding (in thousands, except for percentages)	Burn Rate
	(a)	(b)	(c)	(d)
2017	131	339	38,697	1.21%
2018	—	324	37,098	0.87%
2019	—	336	36,774	0.91%
Three-Years Ended December 31, 2019				1.00%

The below table sets forth the adjusted burn rate calculations for the three-year period ended December 31, 2019:

Years	Options Granted	Full-Value Shares [1]	Total Granted [2]	Total Weighted Average Number of Common Shares Outstanding (in thousands, except for percentages)	Burn Rate
	(a)	(b)	(c)	(d)	(e)
2017	131	339	979	38,697	2.53%
2018	—	324	810	37,098	2.18%
2019	—	336	840	36,774	2.28%
Three-Years Ended December 31, 2019					2.33%

---

(1)   The unadjusted and adjusted burn rates exclude performance-based restricted stock unit ("Performance RSU") awards for an aggregate of 100,052, 91,370 and 169,695 shares of Common Stock at maximum, awarded in 2017, 2018 and 2019, respectively. Full-value shares in Column (b) include 29,115 and 83,914 shares of Common Stock issued on account of Performance RSUs awarded to our named executive officers ("NEOs") as LTIP in 2015 and 2016, for the performance periods ended December 31, 2017 and December 31, 2018, respectively. See "Information About Our Executive Officers and Compensation—Outstanding Equity Awards at Fiscal Year End" on page 71 of this Proxy Statement for information regarding the number of shares of Common Stock issued to each NEO.

(2)   The adjusted burn rates have been calculated by applying a 2.5:1 premium factor to share-based awards to calculate the total full-value shares granted for each of 2017, 2018 and 2019. For example, if 100 shares are issued with respect to a restricted stock award, 250 shares will be counted to determine adjusted burn rate.

KEY PLAN PROVISIONS

The 2017 Plan includes key provisions designed to protect shareholder interests and promote effective corporate governance, including, but not limited to, the following:

✓ **No discounted stock options and stock appreciation rights ("SARs").** Stock options and SARs may not be granted with an exercise price lower than the closing price per share of Common Stock on the grant date.

✓ **No repricing of stock options and SARs.** The Administrator may not reprice stock options or SARs, including through the - cancellation or replacement of such stock options or SARs, without shareholder approval, or permit the cash buyout of underwater stock options or SARs.

✓ **No automatic reloads of stock options and SARs.** The 2017 Plan does not provide for the automatic reload of stock options and SARs.

✓ **No "evergreen" provisions.** There is no "evergreen" or automatic replenishment provision pursuant to which the shares authorized for issuance under the 2017 Plan are automatically replenished.

✓ **No automatic grants.** The 2017 Plan does not provide for automatic grants to any eligible participant.

✓ **Annual limit on non-employee director awards.** The aggregate fair value (computed as of the applicable grant date) of total compensation (consisting of cash retainers and other cash compensation, as well as equity awards granted under the 2017 Plan) to any non-employee director in any calendar year shall not exceed $750,000, subject to Board discretion to make exceptions to the limit for a non-executive Chairman of the Board or, in extraordinary circumstances, for an individual non-employee director; provided, that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

✓ **No dividends or dividend equivalents on unearned awards.** Cash, stock and any other property declared as a dividend or dividend equivalent with respect to any equity award shall not be distributed, paid or credited, but may be accumulated and distributed, paid or credited at the time that any applicable restrictions or risks of forfeiture with respect to such award shall lapse.

✓ **No automatic acceleration on a "Change in Control."** The 2017 Plan does not provide for automatic "single trigger" equity acceleration or severance benefits on a "Change in Control" (as defined in the 2017 Plan).

SHARES USED AND AVAILABLE UNDER 2017 PLAN

The following tables provide information about shares of our Common Stock that may be issued upon the exercise of outstanding stock options, and the vesting or issuance of restricted and unrestricted stock- and unit-based awards, deferred restricted and unrestricted stock- and unit-based awards, and performance-based stock- and unit-based awards, and shares of our Common Stock that remain available for future awards, as of the close of business on the Record Date of March 25, 2020 and December 31, 2019, respectively, under the 2017 Plan:

Shares Used and Available as of the Close of Business on the Record Date of March 25, 2020

As of March 25, 2020	
Total shares issuable upon exercise of outstanding stock options	644,907
Weighted average exercise price of outstanding stock options	$36.02
Weighted average remaining term of outstanding stock options	4.7 years
Total shares subject to outstanding restricted stock and other full-value stock-based awards	1,580,194
Total shares available for future grants under the 2017 Plan	1,243,775
Common Stock outstanding	37,171,988

Shares Used and Available as of December 31, 2019

	Number of Shares of Common Stock to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Weighted Average Remaining Term of Outstanding Options, Warrants and Rights	Full-Value Shares Outstanding	Number of Shares Remaining Available for Future Awards under Equity Compensation Plans (Excluding Securities Reflected in Column (a) and Unvested Stock and Restricted Stock and Unit Awards)
	(a)	(b)	(c)	(d)	(e)
Equity Compensation	678,483	$35.98	4.7 years	1,630,715	1,396,183

REASONS FOR THIS PROPOSAL

The additional shares under the 2017 Plan are needed to allow the Company to continue to use equity as a significant component of its compensation and incentive programs. Shareholders should consider the following key reasons why the Company believes that approving the 2017 Plan, as amended, and the shares of Common Stock thereunder is important:

- *Our equity-based compensation programs align the interests of our executive officers and key employees with those of our shareholders.* A substantial percentage of equity-based compensation to our executive officers is subject to performance goals. For 2019, 66.67% of our CEO's and 60% of each of our other named executive officer's aggregate LTIP opportunity is performance based. See "Information About Our Executive Officers and Compensation—Compensation Discussion and Analysis—Executive Summary—2019 Executive Compensation Program and Decisions at a Glance" beginning on page 49 for more detailed descriptions of the AIP and LTIP opportunities and payments for the year ended December 31, 2019.

- *We have expanded our use of performance-based equity compensation to incentivize our segment and region business leaders*. Starting in 2019, we substituted performance-based equity LTIP opportunities to our segment and region leaders in the form of stock-based awards for certain performance-based cash LTIP opportunities. These leaders are required to meet certain performance hurdles based on adjusted EBITDA for the relevant segment or region and Company total shareholder return relative to the S&P 500 ("Relative TSR") over one- and two-year measurement periods, respectively. We believe that this new use of equity based on performance incentivizes better business practices and financial performance, as well as further aligns the interests of our key business leaders with those of our shareholders.

- *Equity-based compensation is an important tool to recruit and retain revenue-generating professionals and expand our business.* The Company continues to expand the use of its Key Senior Managing Director Incentive Compensation Plans (collectively, the "KSIP"), which typically grant one-third of an award in the form of stock-based equity, to recruit and incentivize professionals both internationally and in the U.S. The Company's ability to use equity-based compensation is an important tool to attract and retain revenue-generating professionals. Our senior professionals make complex pricing, risk and other business decisions on a daily basis that have long-term impacts on our profitability. We believe that providing a portion of their compensation in the form of equity promotes a "partner-like" long-term mentality and is highly valued by these professionals. Moreover, competition for professionals with the level of expertise, specialization and education that we employ is intense. Many of our competitors are privately owned companies, including the Big Four accounting firms, private consulting partnerships, private banks and investment banks, and private equity firms. These private competitors can offer partnership and other ownership incentives to recruit and retain professionals that we cannot.

- *We have sought to reduce the dilutive impact of our equity-based compensation on our shareholders.* We are committed to maintaining strong alignment between our leadership and our shareholders by providing significant amounts of our leaders' compensation in the form of equity and instruments linked to the value of our equity that they must hold for multiple years. We also understand that we must balance maintaining and increasing this alignment with responsibly managing dilution of our current and future shareholders' interest in the Company. We have sought to manage dilution through our stock repurchase program.

CONSEQUENCES IF PROPOSAL NO. 2 IS NOT APPROVED BY SHAREHOLDERS

We have certain compensation programs in place (in which our executive officers do not participate) that provide for programmatic equity awards each year to our segment and region leaders, as well as certain of our senior professionals and non-employee directors, as follows:

- Our employment agreements with our segment and region leaders were amended in 2019 to substitute annual performance-based stock awards for certain annual performance-based cash bonus LTIP opportunities previously offered to them.

- Our KSIP, which we implemented starting in 2015, is designed to recruit and incentivize revenue-generating professionals both internationally and in the U.S. by providing significant upfront restricted stock awards, which vest over periods ranging from four to nine years.

- Our Senior Managing Director Incentive Compensation Programs (collectively, the "ICP") for key professionals, which we implemented starting in 2006, provide for annual payments in the forms of shares of restricted stock, restricted stock units, or, alternatively, cash, based on each participant's annual discretionary bonus compensation for the performance year, which vest pro rata over a period of three or five years. While the ICP was replaced by the KSIP in 2015, certain long-standing senior managing director participants continue to receive annual stock-based awards under that program.

- Our Director Plan provides that non-employee directors will each receive an annual equity award in the form of shares of restricted stock or restricted stock units with a value of $250,000 as of each annual meeting date, as long as he or she continues as a director of the Company following such annual meeting.

- The voluntary deferred compensation features of the 2017 Plan provide that eligible key employees may each elect to defer up to one-third of his or her annual discretionary bonus, and non-employee directors may each elect to defer all of his or her annual cash retainer, chairmanship fee and/or annual equity compensation, in the form of stock units or restricted stock units payable on a one-for-one basis in shares of Common Stock on an elected payment date or a "separation form service" event as that phrase is defined under Code Section 409A.

If the equity-based components of our contracts with our segment and region leaders, and/or the KSIP, ICP, Director Plan or voluntary deferred compensation opportunities, cannot be awarded to the applicable participants, or offered to additional employees, because authorized shares of Common Stock are not available under a shareholder-approved equity compensation plan, the benefits of such plans and programs will be funded in cash.

DESCRIPTION OF THE 2017 PLAN

Share Reserve and Share Recycling

The maximum number of shares of Common Stock of the Company that may be issued with respect to awards granted under the 2017 Plan will consist of: (i) 1,243,775 shares of Common Stock available for issuance and not subject to outstanding awards under the 2017 Plan as of the Board Approval Date; plus (ii) 145,000 additional shares of Common Stock pursuant to the Amendment; plus (iii) any additional shares of Common Stock subject to outstanding awards under the 2017 Plan, the 2009 Plan, the 2006 Plan and the 2004 Plan, as of the date of the Annual Meeting, that may be forfeited, canceled, surrendered, cash-settled, tendered or withheld, from time to time, and returned to the Company. If any shares of Common Stock are repurchased by or surrendered to the Company in connection with any Award, or if any shares are tendered or withheld by the Company in connection with the exercise, payment of purchase price or the withholding of taxes with respect to an Award, the shares subject to such award and the repurchased, surrendered, tendered and withheld shares shall thereafter be available for further awards under the Plan, provided, however, that any such shares that are repurchased by the Company in connection with any award or that are otherwise forfeited, surrendered or withheld after issuance shall not be available for purchase pursuant to incentive stock options intended to qualify under Code Section 422. The above maximum share limit is subject to adjustment in the event of a corporate transaction affecting our Common Stock or our capitalization by reason of a spin-off, split-up, extraordinary dividend, recapitalization, merger, consolidation, share exchange or other similar transaction, or a stock dividend, stock split, reverse stock split, issuance of rights or warrants, or other similar events.

2017 Plan Administration; Terms of Awards

The 2017 Plan will be administered by a committee of the Board composed of directors who are "independent directors" for purposes of the applicable exchange requirements and who are "non-employee directors" within the meaning of Rule 16b-3 promulgated by the SEC under the Exchange Act. The Administrator has the sole authority to interpret the 2017 Plan and set the terms of all awards under the 2017 Plan, including the authority to: (1) determine the individuals to whom, and the time or times at which, awards will be granted; (2) determine the types of awards to be granted; (3) determine the number of shares or monetary value to be covered by or used for reference purposes for each award and determine to what extent and pursuant to what circumstances an award may be settled in, or the exercise price of an award may be paid in, cash, stock, other awards or other property, or an award may be canceled, forfeited or surrendered; (4) impose such terms, limitations, restrictions and conditions upon any such award as the Administrator deems appropriate, including, but not limited to, the exercise price, grant price or purchase price, vesting or exercise period, and treatment on termination of employment or service events, to the extent not inconsistent with the terms of the 2017 Plan; (5) subject to the limitations set forth in the 2017 Plan, modify, amend, extend or renew outstanding awards, or accept the surrender of outstanding awards and substitute new awards; (6) to the extent not inconsistent with the terms of the 2017 Plan, accelerate or otherwise change the time in which an award vests, may be exercised or becomes payable, or waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to such award, including, but not limited to, any restriction or condition with respect to the vesting or exercisability of an award following termination of a participant's employment or other relationship with the Company or its affiliates, provided that no such acceleration or waiver shall be allowed with regard to a "deferral of compensation" within the meaning of Code Section 409A, except as otherwise permitted thereunder; (7) establish objectives and conditions, if any, for earning awards and determining whether awards will be paid after the end of a performance period; and (8) determine conclusively whether (and, if applicable, when) a participant has experienced a "separation from service" or "unforeseeable emergency" as those phrases are defined in Code Section 409A.

Types of Awards and Grants

Pursuant to written award agreements, and subject to the provisions of the 2017 Plan, the Administrator may award stock options (including nonstatutory and incentive stock options), SARs, restricted and unrestricted stock or units, stock- and cash-based phantom stock, performance awards, other incentive and stock-based awards, and cash-based awards, or any combination thereof, as described below:

a. *Stock Options.* A stock option represents the right to purchase a share of Common Stock at a predetermined exercise price. The Administrator, in its discretion, may grant nonstatutory stock options or incentive stock options to qualified participants. The Administrator will set the terms of each stock option, including the number of shares, exercise price, vesting period and option duration, but in no event will any option term exceed ten years. All stock options (other than stock options subject to awards that are assumed, converted or substituted under the 2017 Plan as a result of the Company's acquisition of another company (including by way of merger, combination or similar transaction) ("Acquisition Awards")) must have an exercise price at least equal to the closing price of one share of our Common Stock as reported on the NYSE (or other principal securities exchange on which shares of our Common Stock are then listed) on the date of grant ("fair market value"), or, in the case of incentive stock options granted to a 10% shareholder of the Company, at least 110% of the fair market value of a share of Common Stock on the date of grant. The Administrator, in its sole discretion, in the applicable award agreement may authorize stock options to be exercised, in whole or in part, by payment in full of the exercise price in cash, or by delivery of previously owned shares of Common Stock, through a broker cashless exercise program, or through net settlement of shares. No stock option shall be an incentive stock option unless so designated by the Administrator at the time of grant or in the grant agreement evidencing such stock option, and unless it otherwise meets the requirements of Code Section 422. Notwithstanding anything herein to the contrary, if the term of any outstanding nonstatutory stock option is scheduled to expire during any period in which the grantee of such stock option or SAR is prohibited from exercising such stock option or SAR due to such an exercise resulting in a violation of any applicable federal, state or local law, the period during which such stock option or SAR may be exercised may, in the sole discretion of the Administrator, be extended to a date that is no later than the 30th day following the date on which the exercise of such stock option or SAR would no longer violate any such applicable federal, state or local law, subject to the limitations of Code Section 409A.

b. *Stock Appreciation Rights.* The Administrator may from time to time grant to eligible participants awards of SARs. A SAR entitles the recipient to receive a payment having an aggregate value equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of Common Stock over (B) the base price per share specified in the applicable award agreement, multiplied by (2) the number of shares specified by the SAR, or portion thereof, which is exercised. Payment of the amount payable upon any exercise of a SAR may be made by the delivery of shares of Common Stock or cash, or any combination of shares of Common Stock and cash, as determined in the sole discretion of the Administrator. If upon settlement of the exercise of a SAR the holder is to receive a portion of such payment in shares of Common Stock, the number of shares will be determined by dividing such portion by the fair market value of a share of Common Stock on the exercise date. The base price per share specified in the grant agreement will not be less than the fair market value of a share of Common Stock on the date of grant (other than in the case of the base price of Acquisition Awards). No fractional shares will be used for such payment and the Administrator will determine whether cash will be given in lieu of such fractional shares or whether such fractional shares will be rounded up or down to the nearest whole share. For purposes of counting against the aggregate share limitation of the 2017 Plan, SARs to be settled in shares of Common Stock will be counted based upon the number of actual shares issued upon settlement of the SARs. The term of the SARs will not exceed ten years.

c. *Stock Awards.* Restricted stock awards consist of shares of Common Stock that are awarded to a participant and that are subject to forfeiture or vesting during a pre-established period if certain conditions are met. The amount and terms of restricted stock awards will be set by the Administrator pursuant to a written award agreement. Unrestricted stock awards consist of shares of Common Stock that are not subject to forfeiture or vesting conditions. A holder of restricted stock will generally have all the rights of a holder of shares of Common Stock, including the right to receive any dividends and to vote, even during the restricted period. The Administrator may, from time to time, grant restricted or unrestricted stock awards to eligible service providers in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as it shall determine.

d. **Phantom Stock.** Phantom stock awards, including phantom stock units, restricted stock units and stock units are full-value awards denominated in stock-equivalent units. The amount and terms of a stock unit award will be set by the Administrator pursuant to a written award agreement. Stock units granted to a participant will be credited to a bookkeeping reserve account solely for accounting purposes, and will not require a segregation of any of our assets. An award of stock units may be settled in shares of our Common Stock, in cash, or in a combination of shares of Common Stock and cash, as determined in the sole discretion of the Administrator. Except as otherwise provided in the applicable award agreement in the sole discretion of the Administrator, the holder of stock units will not have any rights of a shareholder with respect to any shares of Common Stock represented by a stock unit solely as a result of the grant of a stock unit.

e. **Performance Awards.** Performance awards are awards of cash, shares of Common Stock, or a combination of cash and shares of Common Stock, which become vested or payable upon the satisfaction of pre-determined performance goals over the pre-determined performance period established by the Administrator. The performance period will be determined by the Administrator and may be equal to, greater than or less than 12 months. Performance awards may be paid by the delivery of Common Stock or cash, or any combination of Common Stock and cash, as determined in the sole discretion of the Administrator. The performance goals generally will be based on one or more of the following criteria:

- earnings before interest, taxes, depreciation and amortization;
- earnings before interest and taxes;
- stock price;
- earnings per share;
- diluted earnings per share;
- earnings or loss per share before stock option expense;
- net earnings;
- operating or other earnings;
- profits;
- gross revenues;
- net revenues;
- cash flow, net cash flow or cash flow per share (in each case, before or after dividends);
- return on investment;
- cash balances;
- improvement in cash balances;
- operating income;
- operating expenses or reduction;
- improvement in or attainment of expense levels or working capital levels;
- gross income;
- net income or loss (before or after taxes or before or after allocation of corporate or segment overhead or bonus or other incentive compensation);
- return on capital (including return on total capital);
- gross margin;
- operating margin;
- working capital;
- revenue growth;
- annual recurring revenues;

- recurring revenues;

- segment or product revenues;

- debt reduction;

- economic value added;

- financial ratios (including those measuring liquidity, activity, profitability or leverage);

- return on assets or net assets;

- shareholder return;

- shareholder return ratios or comparisons with various stock market indices;

- return on equity;

- growth in assets;

- market share;

- appreciation in and/or maintenance of the price of the Company's shares of Common Stock or any other publicly traded securities of the Company;

- economic value-added models;

- strategic business criteria consisting of one or more objectives based on meeting operating efficiencies, client satisfaction, regulatory achievements, specified revenue goals, market share or penetration goals, geographic business expansion goals, or goals relating to acquisitions, divestitures, strategic partnerships or co-development or co-marketing arrangements;

- specified objectives with regard to bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of or adjusted for cash balances and/or other offsets or charges;

- sales of securities; and

- the implementation, completion or attainment of measurable objectives with respect to development, commercialization, research, products, services or the recruiting or maintaining of management or other personnel, in each case, as may be established by the Administrator in its sole discretion.

Such performance goals also may be based by reference to (i) the Company's performance as a whole or the performance of one or more subsidiaries, divisions, business segments, practice groups, business units or geographic regions of the Company, (ii) comparison with performance of an industry, one or more peer groups or other groups of companies, (iii) prior performance periods, and/or (iv) other measures selected or defined by the Administrator. At any time prior to the final determination of the performance awards, the Administrator generally may adjust the performance goals and awards for participants to the extent that the Administrator deems appropriate, considering the requirements of Code Section 162(m), if applicable. Upon completion of a performance period, the Administrator shall determine whether the performance goals have been met and certify in writing to the extent that such goals have been satisfied. The Administrator may, in its sole discretion, also generally exclude, or adjust to reflect, the impact of an event or occurrence that the Administrator determines should be appropriately excluded or adjusted, including: (a) restructurings, discontinued operations, extraordinary items or events, and other unusual, infrequent or non-recurring charges; (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; (c) goodwill impairment charges or fair value adjustments for contingent consideration; (d) a change in tax law or accounting standards required by generally accepted accounting principles; or (e) any other recurring or non-recurring items as the Administrator, in its sole discretion, shall determine. With respect to performance goals consisting of financial metrics, such goals may be determined in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), in accordance with accounting principles established by the International Accounting Standards Board ("IASB Principles"), or may be adjusted when established to exclude any items otherwise includable under GAAP or under IASB Principles or to include any items otherwise excludable under GAAP or under IASB Principles. Upon completion of a performance period, the Administrator will determine whether the performance goals have been met within the established performance period, and certify in writing to the extent such goals have been satisfied.

f. **_Other Stock-Based Awards._** Other stock-based awards are awards denominated or valued, in whole or in part, by reference to or otherwise based on, or related to, the value of our Common Stock. Other stock-based awards may be denominated in cash, in shares of Common Stock or other securities, in stock-equivalent units, in stock appreciation units, in securities or debentures convertible into shares of Common Stock, or in any combination of the foregoing and may be paid in shares of Common Stock or other securities, in cash, or in a combination of shares of Common Stock or other securities and cash, all as determined in the sole discretion of the Administrator. The Administrator will set the terms and amounts of other stock-based awards pursuant to written award agreements.

g. **_Other Cash-Based Awards._** The Administrator may, from time to time, grant cash-based awards to eligible participants in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as it shall determine. Cash-based awards shall be credited to a bookkeeping reserve account solely for accounting purposes, shall not require a segregation of any of our assets, and will be payable in cash only.

Incentive Stock Option Limits

For purposes of the grant of incentive stock options under the 2017 Plan (i) only the first $100,000 of shares of Common Stock (valued as of the date of grant) that become exercisable under an individual's incentive stock options in a given year will be eligible to receive incentive stock option tax treatment, (ii) the exercise price must be at least equal to 100% of the fair market value of the shares on the date of grant of the option (or, in the case of incentive stock options granted to a 10% shareholder of the Company, at least 110% of the fair market value of a share of our Common Stock on the date of grant), and (iii) the maximum term of an incentive stock option is ten years from the date of grant (or, in the case of incentive stock options granted to a 10% shareholder of the Company, five years from the date of grant). The maximum number of shares of Common Stock that may be subject to awards of "incentive stock options" (within the meaning of Code Section 422) under the 2017 Plan as of the Board Approval Date is 1,388,775 shares of Common Stock.

No Separate Consideration

The Company will not receive separate consideration for the granting of awards under the 2017 Plan, other than related to the services the participants provide or as otherwise required by applicable law.

Change in Control

In the event of any transaction resulting in a "Change in Control" (as defined in the 2017 Plan), unvested awards will not vest automatically and a participant's awards will be treated in accordance with the following:

a. Awards, whether or not then vested, shall be continued, assumed or have new rights substituted therefor, as determined by the Administrator on a basis at least as beneficial to the participant as under the original award agreement (and in a manner consistent with the requirements of Code Section 409A and Treasury Regulation Section 1.424-1 (and any amendment thereto)), and the vesting conditions and restrictions to which any award granted on or after June 7, 2017 and prior to the "Change in Control" are subject shall not automatically lapse upon a "Change in Control" (although the Administrator will have discretion to convert any performance-based vesting conditions into time-based vesting conditions to take effect following the "Change in Control"). However, in the event that, within two years following the "Change in Control," (or such shorter period as determined by the Administrator, in its sole discretion), the participant's service with the Company or any of its affiliates is involuntarily terminated by the Company or any of its affiliates for any reason other than for "Cause," and other than as a result of death or "Disability," or pursuant to a participant's "Good Reason" termination right (which terms shall have the meanings assigned to them in the participant's employment agreement or the applicable award agreement), all outstanding awards granted to such participant, which have not yet vested will immediately vest and become exercisable, and all restrictions on such awards shall immediately lapse.

b. To the extent that awards will not be continued, assumed or have new rights substituted therefor in connection with a "Change in Control," the Administrator, in its sole discretion, may provide for the purchase of any awards by the Company or an affiliate for an amount of cash equal to the excess (if any) of the highest price per share of Common Stock paid in connection with such "Change in Control" transaction with respect to the shares of the Company's Common Stock covered by such awards over the aggregate exercise price, if any, of such awards. In addition, the Administrator may, in its sole discretion, terminate all outstanding and unexercised awards that provide for a participant elected exercise, effective as of the date of the "Change in Control," by delivering notice of termination to each participant at least 20 days prior to the date of consummation of the "Change in Control," in which case during the period from the date on which such notice of termination is delivered to the consummation of the "Change in Control," each such participant will have the right to exercise in full all of such participant's awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the award agreements), but any such exercise shall be contingent on the occurrence of the "Change in Control," and, provided that if the "Change in Control" does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise shall be null and void.

Dividends and Dividend Equivalents

The Administrator may provide that dividends or dividend equivalents shall accumulate with respect to some or all awards, provided that cash, stock and any other property declared as a dividend or a dividend equivalent with respect to any award shall be accumulated and shall be subject to restrictions and risks of forfeiture to the same extent as the applicable award with respect to which such cash, stock or other property dividend or dividend equivalent has been declared, and such cash, stock or other property dividend or dividend equivalent shall be distributed or paid at the time such applicable restrictions or risks of forfeiture shall lapse.

Amendments and Termination

The Board may terminate, amend or modify the 2017 Plan or any portion thereof at any time, provided, however, that without the approval of the Company's shareholders, no such amendment or modification shall be made that (i) would increase the total number of shares of Common Stock that may be granted under the 2017 Plan, in the aggregate, (ii) increase any limitations set with respect to any type of award, or with respect to any individual during any one calendar year, except for corporate adjustments pursuant to the 2017 Plan, (iii) reduce the minimum stock option price or SAR base price, as applicable, contrary to provisions of the 2017 Plan, or (iv) is required to be submitted to shareholders of the Company for approval pursuant to applicable law or the rules and regulations of the SEC, the NYSE or such other principal U.S. securities exchange on which shares of the Company's Common Stock are then traded, or any other governmental or regulatory authority (including any other securities exchange) to which the Company is subject or on which the Company's equity securities are then listed. Furthermore, except with respect to adjustments for corporate changes in accordance with the 2017 Plan, the terms of previously granted stock options or SARs shall not be amended or modified without the consent of shareholders to (a) lower the exercise price per share or base price per share of a stock option or SAR after it is granted, (b) cancel a stock option or SAR when the exercise price per share or base price per share exceeds the fair market value per share, or exchange such stock option or SAR for cash or another award, or (c) take any other action with respect to a stock option or SAR that would be treated as a repricing under the rules and regulations of the NYSE or such other principal U.S. securities exchange on which the shares of Common Stock are then listed. Except as otherwise determined by the Board, termination of the 2017 Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to awards granted under the 2017 Plan prior to the date of such termination.

Vesting and Transferability of Awards

Subject to the limitations of the 2017 Plan, the Administrator, in its discretion, has the general authority to enact terms and conditions with respect to the vesting or exercisability of an award during and following the end of a participant's employment or other relationship with the Company or its subsidiaries or affiliates. In general, no award under the 2017 Plan that is held by an executive officer or non-employee director may be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment or other alienation or encumbrance of any kind, other than by will or by the laws of descent and distribution.

Eligibility and Awards

As of the close of business on the Record Date, six executive officers (including all five of our named executive officers), seven non-employee directors and approximately 5,700 employees, including 586 senior managing directors and senior vice presidents, as well as individual service providers of the Company and our subsidiaries, are eligible to participate in the 2017 Plan. The Administrator has the authority to select participants and to determine the amount, type and terms of each award granted under the 2017 Plan. The Administrator may also grant new awards to replace outstanding options or other equity-based compensation when we acquire another company and, where appropriate, to mirror the terms of those replaced options or other equity-based compensation awards.

We have certain programs and contractual arrangements in place that provide for programmatic or standing equity awards each year, including pursuant to the employment agreements of our segment and region leaders and the KSIP, ICP and Director Plan. We are unable to predict the number of shares that we will need to fund awards under those programs at this time because that depends on: (i) the award level at which the participant enters such program, in the case of the KSIP; (ii) the annual discretionary bonus compensation and voluntary deferral levels, in the case of participants in the ICP; and (iii) the closing fair market value of our Common Stock on the date of grant, in all cases. Nor can we predict the number of shares that will be used to fund any other equity awards granted at the discretion of the Administrator.

The following table sets forth the maximum aggregate number of stock options, SARs, stock-based awards, full-value cash units, Performance RSUs and performance-based cash units outstanding under the 2017 Plan, 2009 Plan and 2006 Plan as of the year ended December 31, 2019, awarded to each of our named executive officers, all executive officers as a group, all directors who are not executive officers as a group and our non-executive officer employee group. The fair market value of one share of the Company's Common Stock on the Record Date, as reported on the NYSE as of the close of business on that day, was $117.70.

Name and Position as of December 31, 2019	Aggregate Number of Shares of Restricted Stock, Restricted Stock Units, Stock Units or Full-Value Cash Units [1]			Aggregate Number of Shares Underlying Option and Cash-Based SAR Awards [2]			Weighted Average Exercise Price per Share		
	2017 Plan (a)	2009 Plan (b)	2006 Plan (c)	2017 Plan (d)	2009 Plan (e)	2006 Plan (f)	2017 Plan (g)	2009 Plan (h)	2006 Plan (i)
Steven H. Gunby President and Chief Executive Officer	145,192	66,226	—	—	276,296	—	—	$36.72	—
Ajay Sabherwal Chief Financial Officer	20,988	11,038	—	—	13,065	—	—	$40.36	—
Paul Linton Chief Strategy and Transformation Officer	20,988	11,038	—	—	39,253	—	—	$36.87	—
Curtis P. Lu General Counsel	20,988	11,038	—	—	13,663	—	—	$38.17	—
Holly Paul Chief Human Resources Officer	20,988	11,038	—	—	30,384	—	—	$37.54	—
All Executive Officers as a Group (6 persons)	236,644	110,378	—	—	372,661	—	—	$36.98	—
Non-Employee Director Group (7 persons)	20,538	37,500	—	—	—	—	—	—	—
Non-Executive Officer Employee Group (148 persons)	554,747	642,617	34,515	—	265,624	35,708	—	$34.82	$30.28

_____

(1)   Performance RSUs are presented at maximum.

(2)   Includes cash-based vested and exercisable SARs awarded to our CEO as 2014 LTIP by the Compensation Committee, under the 2009 Plan, with a grant date of April 1, 2014. SARs represent the right to receive an amount of cash upon exercise equal to (a) the difference between (i) the fair market value of a share of Common Stock on the applicable exercise date and (ii) the base price of $34.26 per share, multiplied by (b) the number of SARs exercised by the holder on such date. The SARs became fully vested and exercisable as of April 1, 2017.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary is intended only as a general guide to the U.S. federal income tax consequences of incentive stock options and nonstatutory stock options, which are authorized for grant under the 2017 Plan, under current law. It does not attempt to describe all possible federal or other tax consequences of participation in the 2017 Plan or tax consequences based on particular circumstances. The tax consequences may vary for non-U.S. awards.

Incentive Stock Options

An option holder generally recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Code Section 422. However, an option holder may be subject to the alternative minimum tax if the fair market value of our Common Stock on the date of exercise exceeds the option holder's purchase price for the shares. Option holders who neither dispose of their shares within two years following the date the option was granted, nor within one year following the exercise of the option, will normally recognize a capital gain or loss upon a sale of the shares equal to the difference, if any, between the sale price and the purchase price of the shares. If an option holder satisfies such holding periods upon a sale of the shares, we will not be entitled to any deduction for federal income tax purposes. If an option holder disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the option holder will normally recognize ordinary income in the tax year during which the disqualifying disposition occurs equal to the lesser of the difference between (i) the fair market value of the shares on the date of exercise and the purchase price of such shares and (ii) the sales price and the purchase price of such shares. The option holder will normally also recognize a capital gain equal to the difference, if any, between the sales price and the fair market value of such shares on the exercise date. However, if a loss is recognized on the sale (i.e., the sales price is less than the purchase price of the disposed shares), the option holder will not recognize any ordinary income and such loss will be a capital loss. Any ordinary income recognized by the option holder upon the disqualifying disposition of the shares generally will result in a deduction by us for federal income tax purposes.

Nonstatutory Stock Options

Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special tax status. An option holder generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares on the exercise date. If the option holder is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss based on the difference between the sale price and the fair market value on the exercise date will be taxed as a capital gain or loss. No tax deduction is available to us with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the option holder as a result of the exercise of a nonstatutory stock option.

2017 PLAN AWARDS TO INTERNATIONAL EMPLOYEES

The Administrator has the authority to grant awards to employees of the Company and our subsidiaries who are foreign nationals or employed outside the U.S. on any different terms and conditions than those specified in the 2017 Plan that the Administrator, in its discretion, believes to be necessary or desirable to accommodate differences in applicable law, tax policy or custom, or to qualify for preferred tax treatment under foreign tax laws or otherwise complying with the regulatory requirements of local or foreign jurisdictions, while furthering the purposes of the 2017 Plan. The Administrator has delegated to a management committee the authority to establish or approve sub-plans to the 2017 Plan to comply with foreign laws (but not the authority to grant awards or set the terms of awards). The Administrator may allocate all or a portion of authorized shares under the 2017 Plan for award pursuant to such sub-plan(s), as it believes to be necessary or appropriate for these purposes without altering the terms of the 2017 Plan in effect for other participants, provided, however, that the Administrator, without shareholder approval, may not increase any of the share or cash award limitations in the 2017 Plan or cause the 2017 Plan to cease to satisfy any conditions under Rule 16b-3 under the Exchange Act. Subject to the foregoing, the management committee may amend, modify, administer and terminate, as well as prescribe and rescind rules relating to such sub-plans.

OTHER CONSIDERATIONS

Section 162(m) ("Code Section 162(m)") of the U.S. Internal Revenue Code of 1986, as amended, limits the deductibility of compensation in excess of $1.0 million paid to the Company's CEO and certain other executive officers. Beginning in 2018 and subject to very limited exceptions going forward, changes in federal tax law repealed the "qualified performance-based compensation" exception under Code Section 162(m) thus limiting the Company's ability to deduct significant portions of the compensation paid to our NEOs. The Compensation Committee considers Code Section 162(m) when making compensation decisions, but other considerations, such as hiring qualified executive officers, providing our executive officers with competitive and adequate incentives to remain with and increase our business operations, financial performance and prospects, as well as rewarding extraordinary contributions, also significantly factor into its decisions. As a result, the Company reserves the right to pay, and expects to continue to pay, compensation that may not qualify for deduction under Code Section 162(m).

Shareholder Approval Required. The approval of the Amendment requires a majority of the votes cast on the proposal to vote **"FOR"** the proposal. For purposes of this proposal, pursuant to the rules of the NYSE, abstentions will constitute votes cast and, therefore, will have the same effect as votes "AGAINST" the proposal. Broker non-votes will not have any effect on this proposal.

The Board of Directors Unanimously Recommends That You Vote FOR Proposal No. 2.

PROPOSAL NO. 3—RATIFY THE APPOINTMENT OF KPMG LLP AS FTI CONSULTING, INC.'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2020

The firm of KPMG has served as the Company's independent registered public accounting firm since 2006. KPMG has confirmed to the Audit Committee and the Company that it complies with all rules, standards and policies of the Public Company Accounting Oversight Board ("PCAOB") and the SEC governing auditor independence.

The Audit Committee has appointed KPMG as the independent registered public accounting firm to audit the Company's books and accounts for the year ending December 31, 2020. We are seeking shareholder ratification of that action. Although shareholder ratification of the appointment of KPMG is not required, we are submitting the selection of KPMG for ratification as a matter of good corporate governance. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint an alternative independent registered public accounting firm if it deems such action appropriate. If shareholders do not ratify KPMG's appointment, the Audit Committee will take that into consideration, together with such other factors it deems relevant, in determining whether to continue KPMG's engagement as independent registered public accounting firm for the year ending December 31, 2020.

KPMG's representative will be present, in person or by conference telephone, at the Annual Meeting and will have the opportunity to make a statement and to respond to appropriate questions from shareholders. See the section titled "Principal Accountant Fees and Services" on page 81 of this Proxy Statement for a description of the services provided by, and fees paid to, KPMG for the fiscal years ended December 31, 2018 and December 31, 2019 and other matters relating to the procurement of services.

Shareholder Approval Required. The ratification of the appointment of KPMG as FTI Consulting, Inc.'s independent registered public accounting firm for the year ending December 31, 2020 requires a majority of the votes cast at the Annual Meeting on the proposal to be voted **"FOR"** this proposal. Abstentions will not be counted as votes cast either "FOR" or "AGAINST" Proposal No. 3, and will have no effect on the results of the vote on this proposal. Brokers and other designees have discretionary authority to vote on this proposal, so we do not expect any broker non-votes on this proposal.

The Board of Directors Unanimously Recommends That You Vote FOR Proposal No. 3.

PROPOSAL NO. 4—VOTE ON AN ADVISORY (NON-BINDING) RESOLUTION TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS FOR THE YEAR ENDED DECEMBER 31, 2019, AS DESCRIBED IN THE PROXY STATEMENT FOR THE 2020 ANNUAL MEETING OF SHAREHOLDERS

Our shareholders have the opportunity to vote on an advisory (non-binding) resolution ("say-on-pay") to approve the compensation of our NEOs identified in the section titled "Information About Our Executive Officers and Compensation—Compensation Discussion and Analysis—Named Executive Officers" for the year ended December 31, 2019 on page 44 of this Proxy Statement. The Compensation Discussion and Analysis ("CD&A") beginning on page 44 of this Proxy Statement describes the material elements of our 2019 NEO compensation policies and program, and the principles and objectives that informed our compensation decisions.

We conduct continuous investor outreach throughout the year. Pages 50 and 51 of the CD&A describe our shareholder engagement and page 55 of the CD&A describes the 2019 executive compensation program adopted by our Compensation Committee in the first quarter of 2019. In addition, we listened to our shareholders and the section of the CD&A titled "Information About Our Executive Officers and Compensation—Compensation Discussion and Analysis—What Guides our Program—How We Make Compensation Decisions—Role of Peer Companies" beginning on page 53 of this Proxy Statement describes the peer group that we have selected for the purpose of benchmarking our CEO compensation starting in 2019.

Our NEOs' 2019 compensation program has been designed to:

- **PROVIDE** our NEOs with competitive total pay opportunities to retain, motivate and attract talented executive officers.

- **MAINTAIN** continuity of executive management by delivering opportunities for our CEO and other NEOs to earn competitive compensation.

- Structure our executive compensation program to **ALIGN THE INTERESTS** of our CEO and other NEOs with those of our **shareholders** by encouraging solid corporate growth, and the prudent management of risks and rewards.

- **BALANCE** the emphasis on short-term and long-term compensation opportunities, focusing on the attainment of financial and strategic goals that contribute to the creation of shareholder value.

- Place a significant percentage of each NEO's total compensation opportunity **AT-RISK** and subject to the attainment of financial goals that drive or measure the creation of shareholder value.

- Pay-for-**PERFORMANCE**.

- Manage our executive compensation program **CONSISTENTLY** among our CEO and other participating NEOs.

The say-on-pay vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs for 2019, as described in the Proxy Statement for the 2020 annual meeting of shareholders.

The say-on-pay vote is being presented pursuant to Section 14A of the Exchange Act. This say-on-pay vote is advisory and, therefore, not binding on the Company, the Compensation Committee or the Board. Although the vote is non-binding, the Compensation Committee will review the voting results in connection with its ongoing evaluation of the Company's executive compensation program, principles and objectives. The Compensation Committee seeks the advisory vote of our shareholders on say-on-pay annually.

We believe that the information provided in this Proxy Statement demonstrates our commitment and the commitment of our Compensation Committee to our pay-for-performance philosophy. The Board recommends that you approve the 2019 compensation of our NEOs as described in the Proxy Statement for the Annual Meeting by approving the following advisory (non-binding) resolution:

"RESOLVED, that the shareholders approve, on an advisory (non-binding) basis, the compensation of the Company's named executive officers for the year ended December 31, 2019, as described in the Proxy Statement for the 2020 Annual Meeting of Shareholders."

Shareholder Approval Required. The approval of the advisory resolution approving the compensation of our NEOs for the year ended December 31, 2019 as described in this Proxy Statement requires a majority of the votes cast on this proposal at the Annual Meeting to be voted **"FOR"** this proposal. Abstentions and broker non-votes will not be counted as votes cast either "FOR" or "AGAINST" Proposal No. 4, and will have no effect on the results of the vote on this proposal.

The Board of Directors Unanimously Recommends That You Vote FOR Proposal No. 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There were 37,171,988 shares of our Common Stock issued and outstanding as of the close of business on the Record Date. The following table shows the beneficial ownership of our Common Stock as of the close of business on the Record Date by:

- each of the NEOs named in this Proxy Statement;
- each person known by us to own beneficially more than 5% of our outstanding shares of Common Stock;
- each of our directors and director nominees; and
- all of our executive officers and directors as a group.

The amounts and percentages of shares of Common Stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities with respect to which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of Common Stock and has not pledged any of our securities to secure or as collateral for any indebtedness or other obligations.

Name of Beneficial Owner [1]	Number of Common Shares Owned	Unvested Restricted Shares	Right to Acquire Vested and Exercisable Stock-Based Options [2]	Total Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)
Steven H. Gunby	336,638	36,754	227,904	601,296	1.62
Ajay Sabherwal	11,796	5,568	13,065	30,429	*
Paul Linton	26,321	5,569	92,805	124,695	*
Curtis P. Lu	22,387	5,569	13,663	41,619	*
Holly Paul	21,103	5,569	30,384	57,056	*
Brenda J. Bacon	21,066	2,934	—	24,000	*
Mark S. Bartlett	25,625	2,934	—	28,559	*
Claudio Costamagna	40,607	—	—	40,607	*
Vernon Ellis	25,159	—	—	25,159	*
Nicholas C. Fanandakis	19,943	2,934	—	22,877	*
Gerard E. Holthaus [3]	63,709	2,934	—	66,643	*
Laureen E. Seeger	18,823	2,934	—	21,757	*
BlackRock, Inc. [4] 55 East 52nd Street New York, NY 10055	4,403,116	—	—	4,403,116	11.85
Dimensional Fund Advisors LP [5] Building One 6300 Bee Cave Road Austin, TX 78746	2,605,914	—	—	2,605,914	7.01
FMR LLC [6] 245 Summer Street Boston, MA 02210	3,776,106	—	—	3,776,106	10.16
The Vanguard Group [7] 100 Vanguard Blvd. Malvern, PA 19355	3,949,267	—	—	3,949,267	10.62
All directors and executive officers as a group (13 persons)	634,176	79,700	377,821	1,091,697	2.94

* = Less than 1%

(1)   Unless otherwise specified, the address of these persons is c/o FTI Consulting, Inc.'s executive office at 555 12th Street NW, Washington, D.C. 20004.

(2)   No stock options, stock-based units or other rights to acquire shares of Common Stock will vest or become exercisable within 60 days of the Record Date.

(3)   The reported beneficial ownership of Gerard Holthaus excludes 37,500 shares of Common Stock issuable on account of vested deferred stock units.

(4)   Information is based on Schedule 13G/A filed with the SEC on February 10, 2020 reporting (i) sole power to vote or direct the vote of 4,310,929 shares, (ii) shared power to vote or direct the vote of zero shares, (iii) sole power to dispose or direct the disposition of 4,403,116 shares, and (iv) shared power to dispose or direct the disposition of zero shares, of the Company's Common Stock. BlackRock, Inc. reports that various other persons have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of our Common Stock, and no one person's interest is more than five percent of our total outstanding shares of Common Stock, except that BlackRock Fund Advisors beneficially owns five percent or greater of our outstanding shares of Common Stock.

(5)   Information is based on Schedule 13G/A filed with the SEC on February 12, 2020 reporting (i) sole power to vote or direct the vote of 2,566,942 shares, (ii) shared power to vote or direct the vote of zero shares, (iii) sole power to dispose or direct the disposition of 2,605,914 shares, and (iv) shared power to dispose or direct the disposition of zero shares, of the Company's Common Stock. Dimensional Fund Advisors LP reports that these securities are owned by various investment funds to which Dimensional Fund Advisors LP acts as an investment advisor or serves as investment manager or sub-advisor, which have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of our Common Stock, and to its knowledge no one fund's interest is more than five percent of our total outstanding shares of Common Stock. Dimensional Fund Advisors LP disclaims beneficial ownership of these shares.

(6)   Information is based on Schedule 13G/A filed with the SEC on February 7, 2020 reporting (i) sole power to vote or direct the vote of 696,838 shares, (ii) shared power to vote or direct the vote of zero shares, (iii) sole power to dispose or direct the disposition of 3,776,106 shares, and (iv) shared power to dispose or direct the disposition of zero shares, of the Company's Common Stock. FMR LLC reports that one or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of the Company, and no one person's interest in the shares of Common Stock of the Company is more than five percent of our total outstanding shares of Common Stock, except that FMR Co., Inc. beneficially owns five percent or greater of our outstanding shares of Common Stock.

(7)   Information is based on Schedule 13G/A filed with the SEC on February 12, 2020 reporting (i) sole power to vote or direct the vote of 40,431 shares, (ii) shared power to vote or direct the vote of 5,883 shares, (iii) sole power to dispose or direct the disposition of 3,908,095 shares, and (iv) shared power to dispose or direct the disposition of 41,172 shares, of the Company's Common Stock.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS AND COMPENSATION

EXECUTIVE OFFICERS AND KEY EMPLOYEES

Executive Officers and Key Employees	Principal Business Experiences for the Past Five Years
Ajay Sabherwal  *Chief Financial Officer* **Officer Since:** 2016 **Age:** 54	Ajay Sabherwal joined the Company in August 2016 as Chief Financial Officer. From July 2010 to August 2016, Mr. Sabherwal was the Executive Vice President and Chief Financial Officer of FairPoint Communications, Inc., a provider of telecommunications services primarily in Northern New England. Mr. Sabherwal is a director of Prairie Provident Resources Inc., a corporation engaged in the exploration and development of oil and natural gas properties, which is listed on the Toronto Stock Exchange.
Paul Linton  *Chief Strategy and Transformation Officer* **Officer Since:** 2014 **Age:** 49	Paul Linton joined the Company in August 2014 as Chief Strategy and Transformation Officer. From September 2000 to August 2014, Mr. Linton was a management consultant with The Boston Consulting Group, a leading business strategy consulting services firm, where he was most recently a Partner and Managing Director.
Curtis P. Lu  *General Counsel* **Officer Since:** 2015 **Age:** 54	Curtis Lu joined the Company in June 2015 as General Counsel. From June 2010 to June 2015, Mr. Lu was the General Counsel of LightSquared, Inc., a wireless Internet services company. During Mr. Lu's term as an officer of LightSquared, Inc. it sought Chapter 11 bankruptcy protection, having filed in May 2012. Mr. Lu began his legal career at Latham & Watkins LLP, an international law firm, where he was a litigation partner.
Holly Paul  *Chief Human Resources Officer* **Officer Since:** 2014 **Age:** 49	Holly Paul joined the Company in August 2014 as Chief Human Resources Officer. From 2013 to August 2014, Ms. Paul was Senior Vice President and Chief Human Resources Officer of Vocus, Inc., a publicly traded company offering marketing and public relations software. Prior to 2013, Ms. Paul spent 18 years with PricewaterhouseCoopers LLP, a global public accounting firm, serving in various roles, ultimately rising to become the firm's most senior talent acquisition leader.
Brendan Keating  *Chief Accounting Officer and Controller* **Officer Since:** 2019 **Age:** 56	Brendan Keating has held the positions of Chief Accounting Officer and Controller since March 2019. From September 2011 to March 2019, Mr. Keating was Vice President—Assistant Controller of the Company. Mr. Keating served as a Senior Vice President of Accounting Policy and Reporting at Discovery, Inc., a mass media company, from 2008 to 2011.
Matthew Pachman  *Vice President – Chief Risk and Compliance Officer* **Officer Since:** 2012 **Age:** 55	Matthew Pachman has held the position of Vice President—Chief Risk and Compliance Officer since June 2016. Prior to assuming the duties of Chief Risk Officer of the Company in February 2015, Mr. Pachman also held the position of Vice President and Chief Ethics and Compliance Officer from July 2012 to June 2016. Prior to joining FTI Consulting, Mr. Pachman built and led compliance programs at various other companies, including Altegrity Risk International, Inc., a global risk consulting and information services company, the Federal Home Loan Mortgage Corporation, a public government-sponsored enterprise operating in the secondary mortgage market, and MCI Communications Corp., a telecommunications company.

Our officers are elected by, and serve at the pleasure of, our Board, subject to the terms of the written employment arrangements that we have with them.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis section ("CD&A") describes the material elements of our executive compensation program and policies and practices for 2019, and the principles and objectives of our decisions with respect to 2019 compensation for our named executive officers (each an "NEO," and collectively, our "NEOs").

NAMED EXECUTIVE OFFICERS

Our NEOs determined as of December 31, 2019 include the following current executive officers of the Company:

Name	Title
Steven H. Gunby	President and Chief Executive Officer ("CEO")
Ajay Sabherwal	Chief Financial Officer ("CFO")
Paul Linton	Chief Strategy and Transformation Officer ("CSTO")
Curtis P. Lu	General Counsel ("GC")
Holly Paul	Chief Human Resources Officer ("CHRO")

EXECUTIVE SUMMARY

2019 Company Performance Update

We delivered record financial and operational results in 2019 with every one of our business segments and regions growing at the top- and bottom-line. This exceptional performance is a result of the deep commitment of our teams across the globe to strengthen our company by developing and attracting the best professionals and building businesses behind them, which in turn allows us to better serve our clients as they navigate their largest and most complex issues.

$2.35 Billion

Record revenues reflecting **16%** growth compared to 2018

4,424 Professionals

Billable headcount increased **18%** compared to 2018

$5.69 EPS

EPS growth for **seven consecutive years**; up **45%** compared to 2018

$105.9 Million

Repurchased **1,258,420 shares** at an average price of **$84.16** for a total of **$105.9 million** returned to shareholders

$216.7 Million

Net income increased **44%** compared to 2018

-$53.1 Million

Total Debt, net of cash, of **-$53.1 million**, improved $57.3 million compared to December 31, 2018

$343.9 Million

Adjusted EBITDA increased **29%** compared to 2018

66% Increase

FCN stock price increased **66%** from December 31, 2018 to December 31, 2019

NOTE: See Appendix C for the definitions of Adjusted EBITDA and other non-GAAP financial measures for financial reporting purposes referred to in this CD&A and the reconciliations to their most directly comparable GAAP measures. Certain of these non-GAAP financial measures are not defined the same as the similarly named financial measures used to establish annual incentive pay ("AIP"). See Appendix D for the definitions of similarly named financial measures for determining 2019 AIP and reconciliations to their most directly comparable GAAP measures.

Business Overview

FTI Consulting is a global business advisory company dedicated to helping organizations manage change, mitigate risk and resolve disputes. With more than 5,500 employees located in 27 countries, we are the company our clients call on when their most important issues are at stake.

The Company is organized into five business segments. Each segment seeks to be a global leader in its field by committing to playing a major role in how our clients confront and manage change and mitigate risk.

Corporate Finance & Restructuring 31% of Revenues [1]	Focuses on the strategic, operational, financial, transactional and capital needs of clients and delivers a wide range of service offerings related to restructuring, business transformation and transactions.
Forensic and Litigation Consulting 25% of Revenues [1]	Provides a range of multidisciplinary and independent services related to risk advisory, investigations and disputes.
Economic Consulting 25% of Revenues [1]	Analyzes complex economic issues for use in legal, regulatory and international arbitration proceedings, strategic decision making and public policy debates.
Technology 9% of Revenues [1]	Comprehensive portfolio of consulting and services for information governance, privacy and security, electronic discovery (e-discovery) and insight analytics.
Strategic Communications 10% of Revenues [1]	Designs and executes communications strategies to manage financial, regulatory and reputational challenges, navigate market disruptions, articulate corporate brands, stake competitive positions and preserve freedom to operate.

_____

(1)   Revenue percentages based on consolidated Company full-year 2019 revenues.

Strategy

Our Strategies

Our long-term strategies include:

- Investing to **promote, support and attract talented professionals** who can strengthen and build leading positions in areas of critical client needs.

- **Investing EBITDA** behind key growth areas in which we have a right to win.

- Leveraging our investments to build positions that will support **profitable growth on a sustained basis** through a variety of economic conditions.

- Actively evaluating and considering opportunistic acquisitions but committing on a day in, day out basis to **growth by organic means**.

- **Maintaining a strong balance sheet** and committing to using our **strong cash flow generation** to enhance shareholder returns.

We believe that these strategies have allowed us and will continue to allow us to drive sustained double-digit earnings per diluted share ("GAAP EPS") and adjusted earnings per diluted share ("Adjusted EPS") growth over time.

Entering the Virtuous Loop of Professional Services

Over any multi-year period, the financial performance of great professional services firms is dictated by components of the business that can be influenced by management, such as:

- Anticipating client needs and investing to position the firm to best support these needs;

- Identifying great professionals and investing behind them;

- Recognizing the capabilities and adjacencies the firm should be investing behind to drive future growth;

- Communicating to the marketplace where the firm has collaborated with its clients to make a positive impact on their business; and

- Leveraging the firm's balance sheet and cash flow generation to deliver enhanced shareholder value.

We believe if we continue to anticipate these core factors in a disciplined manner, our business will grow over multi-year periods, and the Company will remain in the virtuous loop it has entered, where it is winning big jobs in the market, its reputation is growing and it is supporting the attraction, development and promotion of leading professionals. The following graphs demonstrate the Company's success during the past three years:













---

(1) See Appendix C for the definitions of Adjusted EBITDA, Adjusted EPS and other non-GAAP financial measures used for financial reporting purposes and the reconciliations to their most directly comparable GAAP measures.

(2) 2017 GAAP EPS includes $44.9 million, or $1.14 per share, benefit from the impact of adopting the 2017 U.S. Tax Cuts and Jobs Act.

Strong Track Record of Delivering Enhanced Shareholder Returns

The strength of our financial performance and strategic accomplishments over the past five years is reflected in our total shareholder return ("TSR"). The following graph compares the annual TSR for the five-year period ended December 31, 2019 of FTI Consulting's common stock, par value $ 0.01 per share ("Common Stock"), with the Standard & Poor's 500® (the "S&P 500") Stock Index, assuming an investment of $100.00 on December 31, 2014 for fiscal years ending December 31 in such stock or index, including reinvestment of dividends. As of December 31, 2019, such initial $100.00 investment in the Company's Common Stock and the S&P 500 Stock Index would have been valued at $286.46 and $183.86, respectively.



Evolution of Executive Compensation Best Practices

The Compensation Committee has instituted a number of changes to our executive compensation program since 2017 to align with evolving competitive and governance practices, respond to feedback from our shareholders, and strengthen the link to performance and the rigor of our program. These changes have included, among others:

- **ENHANCED PAY-FOR-PERFORMANCE ALIGNMENT** by increasing total at-risk compensation for our CEO to 84.6% in 2019 from 70.8% in 2017 and for our other NEOs to 66.7% in 2019 from 58.3% in 2017.

- **INCREASED FOCUS ON FINANCIAL PERFORMANCE** by increasing the weighting of AIP opportunity based on financial performance metrics to 75% from 66.7% for the CEO in 2018.

- **REDUCED WEIGHTING OF INDIVIDUAL PERFORMANCE** by decreasing the individual performance component of AIP to 25% from 33.3% for the CEO in 2018.

- **BOLSTERED PERCENTAGE OF PERFORMANCE-BASED EQUITY AWARDS** by increasing the percentage of Performance RSUs to 66.7% from 50% and to 60% from 50% for our CEO and other NEOs, respectively, with the balance in awards of shares of restricted stock ("RSAs") in 2018.

- **INCREASED RIGOR OF LTIP METRICS** by increasing the performance percentiles for the performance metric based on Relative TSR at target and maximum to 55th and 80th percentiles from 50th and 75th percentiles, respectively, for the CEO in 2018.

- **CAPPED LTIP PAYOUTS FOR NEGATIVE RELATIVE TSR** performance at 100% of target in 2017.

- **ENHANCED PROXY DISCLOSURE** around the individual performance component of our AIP for our CEO and other NEOs in 2019.

2019 Executive Compensation Program and Decisions at a Glance

The below diagrams describe the key elements of our executive compensation program and decisions for the year ended December 31, 2019:

Award	2019 CEO COMPENSATION		
	Form	**Performance Metrics**	**2019 Final Pay Outcome**
Annual Base Salary	**Fixed Cash** $1,000,000	N/A	**$1,000,000**
AIP	**Total AIP Opportunity at Target** $1,500,000 (1.5x Annual Base Salary)		
	AIP Target Opportunity as % of Annual Base Salary Threshold – 75% ($750,000) Target – 150% ($1,500,000) Maximum – 225% ($2,225,000) **Form of Payment as % of Total AIP** Cash – 75% RSAs – 25%	**Metric as % of Total AIP Opportunity** Adjusted EPS – 37.5% Adjusted EBITDA – 37.5% Individual Performance – 25%	**$2,225,000 (Maximum)**
LTIP	**Total LTIP Opportunity at Target** $4,000,000 (4.0x Annual Base Salary) (increased from 3.0x Annual Base Salary in 2018)		
	Time-Based RSAs		
	RSA Opportunity as % of Total LTIP Opportunity at Target 33.33% ($1,333,200)	N/A	**Three-Year Pro Rata Vesting Period**
	Performance RSUs		
	Performance RSU Opportunity as % of Total LTIP Opportunity at Target 66.67% ($2,666,800) ("CEO Performance RSU Target") **Performance RSU Payout Opportunity as % of CEO Performance RSU Target** Threshold – 50% ($1,333,400) Target – 100% ($2,666,800) Maximum – 150% ($4,000,200)	**Company Relative TSR** Threshold – 25th Percentile Target – 55th Percentile Maximum – 80th Percentile	**Three-Year Performance Period Ending 12/31/2021**

NEOs (Other Than CEO)			
Award	**Form**	**Performance Metrics**	**2019 Final Pay Outcome**
Annual Base Salary	**Fixed Cash** $550,000	N/A	**$550,000**
	Total AIP Opportunity at Target $550,000 (1.0x Annual Base Salary)		
AIP	**AIP Target Opportunity as % of Annual Base Salary** Threshold – 50% ($275,000) Target – 100% ($550,000) Maximum – 150% ($825,000)	**Metric as % of Total AIP Opportunity** Adjusted EPS – 33.33% Adjusted EBITDA – 33.33% Individual Performance – 33.34%	**$825,000 (Maximum)**
	Form of Payment as % of Total AIP Cash – 100%		
	Total LTIP Opportunity at Target $550,000 (1.0x Annual Base Salary)		
	Time-Based RSAs		
LTIP	**RSA Opportunity as % of Total LTIP Opportunity at Target** 40% ($220,000)	N/A	**Three-Year Pro Rata Vesting Period**
	Performance RSUs		
	Performance RSU Opportunity as % of Total LTIP Opportunity at Target 60% ($330,000) ("NEO Performance RSU Target") **Performance RSU Payout Opportunity as % of NEO Performance RSU Target** Threshold – 50% ($165,000) Target – 100% ($330,000) Maximum – 150% ($495,000)	**Company Relative TSR** Threshold – 25th Percentile Target – 50th Percentile Maximum – 75th Percentile	**Three-Year Performance Period Ending 12/31/2021**

2019 Shareholder Engagement and Outreach

Most Recent Say-on-Pay Vote Results

At our 2019 annual meeting of shareholders (the "2019 Annual Meeting"), our shareholders expressed support for our executive compensation program with approximately **99.5%** of the votes cast in favor of our 2018 say-on-pay proposal. Our compensation decisions were informed by discussions in the second half of 2018 with our shareholders holding approximately **50%** of our outstanding shares. These discussions reinforced our belief that the changes we have adopted over the past several years were responsive to our shareholders' feedback.

Robust Shareholder Engagement and Outreach

We have a robust shareholder engagement program that proactively offers shareholders access to management and the Board at multiple touchpoints throughout the year. We regularly speak with a broad spectrum of our shareholders on a variety of topics. Such communications allow us to provide perspective on Company policies and practices, stay attuned to shareholder sentiment on a variety of issues, and address shareholder concerns with our policies and practices, when appropriate. Generally, we communicate with our major shareholders through our executive management and investor relations professionals. Periodically, our Chairman of the Board and Chair of the Compensation Committee communicate with major shareholders as well, which allows our directors to directly solicit and receive our shareholders' views on our strategy, performance and executive compensation program.



Fall
Informed by our summer report, we extend an invitation to our 20 largest shareholders to assess corporate governance and compensation trends and practices that are important to them.

Winter
Report shareholder feedback from our fall meetings to the Board and use shareholder feedback to enhance our proxy disclosure and make appropriate changes to our governance practices and executive compensation program.

Spring
Conduct follow-up conversations with our largest shareholders and extend an invitation to our 20 largest shareholders to discuss important issues that will be considered at our upcoming annual meeting.

Summer
Prepare a report for the Board that includes a review of voting results and feedback we received from our shareholders during the proxy season. This discussion informs outreach and engagement plans for our meetings with shareholders during the fall.

Following our 2019 Annual Meeting, feedback on the compensation changes we enacted during the past several years was positive. We continued to reach out to our top 20 shareholders, representing an aggregate of **70%** of our outstanding shares of Common Stock as of December 31, 2019, throughout 2019 to offer them one-on-one meetings where we discussed key topics, including our executive compensation program, equity compensation, disclosure, peer group selection and environmental, social and governance topics. See the section of this CD&A titled "—What Guides Our Program—Compensation Philosophy" and "—How We Make Compensation Decisions—Role of Peer Companies" for a discussion of our guiding compensation principles and our peer group beginning on pages 52 and 53, respectively.

Compensation Governance Practices

Our executive compensation program is administered by our independent Compensation Committee. In addition to designing an executive compensation program that incentivizes long-term value creation, our program is contingent on achieving specific financial goals and our compensation practices include a number of key features highlighted below.

✓   Pay-for-performance — with approximately 84.6% of compensation at-risk for our CEO in 2019.

✓   Appropriate balance between short-term and long-term pay.

✓   Robust stock ownership requirements: CEO *(5x annual base salary)* and NEOs *(1x annual base salary)*.

✓   No automatic acceleration of equity awards on a "Change in Control" (as defined in the applicable equity compensation plan).

✓   Anti-hedging and pledging policies.

✓   Robust clawback policy on incentive pay.

✓   Use of independent consultant to advise Compensation Committee.

WHAT GUIDES OUR PROGRAM

Compensation Philosophy

Our Compensation Committee strongly believes that NEO compensation—both pay opportunities and pay realized—should be linked with the Company's operational performance and the creation of shareholder value. Our Compensation Committee designs our executive compensation program to accomplish our goals of:

- **ATTRACTING** executive officer candidates with competitive compensation opportunities that are appropriate for our business, size and geographic diversity.

- **MAINTAINING** continuity of executive management by delivering opportunities for our NEOs to earn competitive compensation.

- Structuring our executive compensation program to **ALIGN THE INTERESTS** of our NEOs with those of our shareholders by encouraging solid corporate growth and the prudent management of risks and rewards.

- **BALANCING** the emphasis on short-term and long-term compensation opportunities, focusing on the attainment of financial and strategic goals that contribute to the creation of shareholder value.

- Placing a significant percentage of each NEO's total compensation opportunity **AT-RISK** and subject to the attainment of financial- or market-based goals that drive or measure the creation of shareholder value.

- Paying for **PERFORMANCE**.

- Managing our executive compensation program for our non-CEO executives **CONSISTENTLY** among our participating NEOs.

- **LIMITING** perquisites and other non-performance-based entitlements.

How We Make Compensation Decisions

The Decision-Making Process

The below diagram illustrates the continuous process that is followed to establish our executive compensation program, which aligns our NEOs' interests with the interests of our shareholders by incentivizing shareholder value creation through challenging goals.

QUARTERLY	SECOND & THIRD QUARTERS	FOURTH & FIRST QUARTERS	FIRST QUARTER
• Management/Board review business strategy, Company performance and competitive environment • Compensation Committee evaluates management performance against Company results	• Management recommends compensation peer group • Compensation Committee selects peer group with its independent compensation advisor	• Compensation Committee sets CEO annual individual performance goals • CEO sets annual individual performance goals of other NEOs • Management makes executive compensation program design and payment opportunity recommendations for upcoming year • Compensation Committee develops or adopts changes to the annual executive compensation program with advice from its independent compensation advisor • Compensation Committee discusses CEO and NEO compensation compared with compensation reported for equivalent management positions by peers with its independent compensation advisor	• Compensation Committee consults the Audit Committee to evaluate Company financial performance prior to formal announcement of year-end financial results • Compensation Committee evaluates CEO individual performance • CEO evaluates individual performance of other NEOs and advises Compensation Committee • Compensation Committee establishes payments for applicable bonus year • Management presents budget for upcoming fiscal year • Compensation Committee finalizes executive compensation program design and payment opportunities for current fiscal year with advice from its independent compensation advisor

Role of Compensation Committee

The Compensation Committee oversees the executive compensation program for our NEOs. The Compensation Committee is comprised of independent, non-employee members of the Board. The Compensation Committee works very closely with its independent advisors and management to examine the effectiveness of the Company's executive compensation program throughout the year. Details of the Committee's authority and responsibilities are specified in the Compensation Committee Charter, which may be accessed on the Company's website at https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/charter-of-the-compensation-committee-of-the-board-of-directors.pdf.

Role of Management

The Compensation Committee and the Board solicit recommendations from our CEO and other officers regarding compensation matters, including the compensation of executive officers and key employees other than our CEO. They assist the Compensation Committee by providing information such as financial results, short-term and long-term business and financial plans, and strategic objectives, as well as their views on compensation programs and levels. They also recommend individual incentive pay opportunities, including the: (i) AIP financial performance metrics; (ii) AIP subjective individual performance goal(s); (iii) the LTIP performance metric; and (iv) AIP and LTIP award levels of the participants. Management also advises the Compensation Committee regarding the achievement of performance metrics and goals, and payments under our incentive compensation plans and programs. Our CEO attended all Compensation Committee meetings held during 2019, other than meetings and executive sessions to which he was not invited. Our CEO did not participate in the Compensation Committee discussions regarding his individual performance and final annual compensation. Only members of the Compensation Committee vote on matters before that Committee.

Role of the Compensation Advisors

Under its Committee Charter, the Compensation Committee is authorized to select, retain and direct the activities, and terminate the services, of compensation advisors, as well as approve fees and expenses of such advisors. During 2019, the Compensation Committee retained the services of Pearl Meyer & Partners, LLC ("Pearl Meyer") to provide advice to the Compensation Committee on certain executive compensation matters. In addition, during 2019, the Compensation Committee consulted Freshfields Bruckhaus Deringer US LLP ("Freshfields") on certain legal aspects of executive officer compensation. During 2019, the Compensation Committee requested advice on a variety of issues, including short-term and long-term executive incentive compensation program design, executive contract amendments and the composition and benchmarking of our compensation peer group, as well as our say-on-pay proposal and other compensation disclosures included in our proxy statement for our 2019 Annual Meeting. After consideration of the relevant factors, as well as information supplied by Pearl Meyer, including its independence letter, the Compensation Committee concluded that Pearl Meyer was independent and not subject to any conflicts of interest when each of them was providing services to the Compensation Committee. After considering Freshfields' relationships to the Company and its subsidiaries and its conflicts of interest policy and practices, the Compensation Committee concluded that Freshfields is not independent but offers unique, well-rounded perspectives on our executive officer compensation, which aligns with the interests of the Company. See the section titled "Information About the Board of Directors and Committees—Committees of the Board of Directors—Compensation Committee—Role of the Compensation Advisors" on page 18 of this Proxy Statement for additional information regarding the Company's relationships with the Compensation Committee's advisors.

Role of Peer Companies

The Compensation Committee uses various data sources to understand the competitive pay environment. The peer group for 2019 was selected based on the following process:

- consideration of ValueLine industry groupings, analyst coverage, market knowledge and companies FTI Consulting works alongside/competes with on M&A and restructuring engagements;

- review of executive compensation surveys that cover general industry and industry-specific compensation practices;

- companies who self-selected the Company as a peer;

- companies who ranked alongside the Company in third-party industry league tables; and

- companies who compete with the Company for talent.

The Head of Investor Relations also engaged with shareholders to solicit their feedback in the fall of 2019. Overall, shareholders expressed support for the selection process and Company's self-selected peer group that was adopted in September 2018.

While developing the peer group, the Compensation Committee observed that many of the Company's direct competitors were not publicly held and there is limited or no compensation information available. As a result, FTI Consulting's peer group ("Peer Companies") generally consists of competitors for which public information is available, who are part of the same or similar industry, who provide one or more of the same or similar services, or who are similar in size or scope of the Company's global operations. In addition to these general criteria, the Compensation Committee selected the Peer Companies based on organizations that meet one or more of the following principles:

- publicly traded companies listed on a U.S. stock exchange;
- companies in the specialty consulting sector;
- companies who compete with or work alongside the Company on restructuring and M&A engagements; and
- companies who compete with the Company for talent.

As part of the selection process, we considered pay levels and pay practices of potential peers when determining the Peer Companies. The Compensation Committee periodically reviews the pay levels and pay practices of the Peer Companies, which is described below. Based on the above-mentioned analysis and key principles, the Company self-selected the following companies, which collectively represent the Peer Companies:

Affiliated Managers Group, Inc.	Greenhill & Co., Inc.	Moelis & Co.
Artisan Partners Asset Management, Inc.	Houlihan Lokey, Inc.	Oppenheimer Holdings, Inc.
CRA International, Inc.	Huron Consulting Group, Inc.	Piper Sandler Companies *(formerly, Piper Jaffray Cos.)*
Eaton Vance Corp.	Invesco Ltd.	
Evercore, Inc.	Lazard Ltd.	PJT Partners, Inc.
Franklin Resources, Inc.	Legg Mason, Inc.	Stifel Financial Corp.
		T. Rowe Price Group, Inc.

The above listed Peer Companies are the same as selected by the Company for 2018, except that Navigant Consulting, Inc. was removed from the list as it is no longer a publicly traded company since its acquisition by a third party in October 2019. We believe the Peer Companies selected for our 2019 peer group (the "2019 Peer Group") continue to reflect our current mix of services.

The below chart ranks the Company as compared to the 2019 Peer Group, by revenue and market capitalization for the year ended December 31, 2019:

FTI Consulting vs. Peer Group [1]



(1) Reflects trailing 12-month revenues.

The Compensation Committee will continue to use a variety of sources, including compensation surveys and Peer Company data, to establish market practices and will consider this data when assessing the competitiveness of the Company's executive compensation. Although the type of review may change over time, the Compensation Committee generally reviews salaries, annual incentives, long-term incentives, incentive designs, severance practices, change-in-control practices, employment contract provisions and other pay features as needed to assess the Company's pay programs and ensure they support the Company's strategic objectives and remain market competitive.

When setting 2019 CEO compensation, the Compensation Committee considered the compensation of our CEO compared to each of the 25th, 50th and 75th percentiles of companies comprising the 2019 Peer Group based on publicly reported executive compensation information reported for 2018 by those Peer Companies in their publicly available 2019 proxy statements. In addition, the Compensation Committee considered other factors, including the Company's financial performance and total shareholder return as compared to the 2019 Peer Group. The elements of our executive compensation program were substantially consistent with those offered by such peers and our CEO's total compensation ranked between the 25th and 50th percentiles as compared to that group.

The Compensation Committee did not rely solely on 2019 Peer Group data to establish the compensation for our NEOs. Furthermore, the Compensation Committee does not target a specific competitive position versus the market in determining the compensation of our NEOs. The Compensation Committee believes that, because of the Company's diverse mix of services, strictly benchmarking against the Peer Companies would not provide a meaningful basis for establishing compensation. While the Compensation Committee believes the 2019 Peer Group data is helpful in assessing our competitive position, it also referred to other sources, including public compensation data for other potential competitors for executive talent.

The Compensation Committee will continue to consider the executive compensation information of its self-selected peer companies, as well as competitor pay, alongside our pay-for-performance and long-term value creation objectives, in determining the compensation for our executive officers that best aligns compensation and shareholder interests in the future.

2019 EXECUTIVE COMPENSATION PROGRAM

Components of Compensation

Our executive compensation program is comprised of three primary elements: annual base salary, AIP and LTIP. Each element is structured to complement one another and establish a balanced pay-for-performance structure, which aligns with our pay-for-performance compensation philosophy:

	Pay Component	Rationale
Annual	**Base Salary**	• Attracts and retains qualified talent • Fairly compensates the executive based on experience, skills, responsibilities and abilities • Only fixed source of cash compensation
Annual	**AIP Opportunity**	• Motivates and rewards executive to achieve key financial and individual objectives • Aligns executive and shareholder interests through performance measures that contribute to shareholder value creation • Measures executive performance on accomplishment of pre-established strategic objectives
Long-Term	**Performance RSU Opportunity**	• Incentivizes and rewards for strong market performance as measured over a three-year period • Three-year performance measurement period supports our leadership retention/stability objectives
Long-Term	**RSAs**	• Aligns interest of the executive with those of shareholders and provides a direct link to growth in shareholder value • Three-year vesting period supports our leadership retention/stability objectives

2019 Compensation Mix

Executive compensation is strongly linked to the financial and operational performance, as well as the stock performance, of the Company. The charts below describe the mix of 2019 target compensation and illustrate that our 2019 executive compensation program balances fixed and at-risk-pay, with **84.6%** of our CEO's target annual total compensation at-risk and **66.7%** of our other NEOs' target annual total compensation at-risk.



2019 CEO's Compensation at Target

Total At-Risk
84.6%
LTIP – Performance RSU
41.0%
Base Pay
15.4%
AIP
23.1%
LTIP – RSA
20.5%

2019 Other NEOs' Compensation at Target

Total At-Risk
66.7%
LTIP – Performance RSU
20.0%
Base Pay
33.3%
AIP
33.3%
LTIP – RSA
13.4%

2019 PAY OUTCOMES

Base Salary

Each NEO was paid an annual cash base salary in 2019 in order to fairly compensate the executive based on his or her experience, skills, responsibilities and abilities. There were no changes to our CEO's and other NEOs' annual cash base salary in 2019. See the section titled "Information About Our Executive Officers and Compensation—Summary Compensation Table" beginning on page 68 of this Proxy Statement for additional information regarding our CEO's and other NEOs' annual cash base salaries and other compensation for the year ended December 31, 2019.

2019 Annual Incentive Pay

Program Design

Our 2019 AIP is an annual incentive program which rewards our NEOs for achieving key annual non-GAAP financial metrics and personal objectives. The metrics and targets that the Compensation Committee selected for 2019 tie directly to our operational and strategic goals. The objectives and rationale for selecting the AIP performance metrics for the year ended December 31, 2019 were as follows:

AIP Program Design — CEO				
Performance Metrics	Operational or Strategic Objectives	Rationale for Using Performance Metric	% of Total AIP Opportunity Based on Performance Metrics	Target AIP Opportunity as % of Annual Cash Base Salary
Adjusted EBITDA	Deliver Adjusted EBITDA growth	Measures the Company's operating performance, excluding the impact of certain items	75%	150%
Adjusted EPS	Deliver Adjusted EPS growth	Measures the Company's ability to generate income per share, excluding the impact of certain items, which is indicative of shareholder value		
Individual Performance	Incentivize executives to achieve pre-established short-term and long-term strategic and business objectives	Measures CEO success	25%	

AIP Program Design — Other NEOs				
Performance Metrics	Operational or Strategic Objectives	Rationale for Using Performance Metric	% of Total AIP Opportunity Based on Performance Metrics	Target AIP Opportunity as % of Annual Cash Base Salary
Adjusted EBITDA	Deliver Adjusted EBITDA growth	Measures the Company's operating performance, excluding the impact of certain items	66.7%	100%
Adjusted EPS	Deliver Adjusted EPS growth	Measures the Company's ability to generate income per share, excluding the impact of certain items, which is indicative of shareholder value		
Individual Performance	Incentivize executives to achieve pre-established short-term and long-term strategic and business objectives	Measures individual NEO success	33.3%	

Process and Setting of 2019 AIP Financial and Individual Performance Metrics

During the first quarter of 2019, the Compensation Committee set the targets for each of the financial metrics and outlined the key individual goals for our CEO for the 2019 bonus year. For other NEOs, the CEO established their individual goals in consultation with them. The financial metrics were set taking into account the Company's strategic initiatives, historical financial performance, internal budgeting for the relevant year, external guidance and expected market conditions.

Financial Metrics

The 2019 target for Adjusted EBITDA of $237.8 million was set in February 2019 and was set at the same time as the 2019 Adjusted EPS metrics. The threshold and maximum Adjusted EBITDA metrics were set at 20% below and above the target at $190.2 million and $285.4 million, respectively.

The 2019 target Adjusted EPS metric of $3.75 was set in February 2019. The 2019 target for Adjusted EPS was established at the midpoint of the external guidance range announced by the Company, based on management's expectations at the time. The threshold and maximum Adjusted EPS metrics were set at 20% below and above the target at $3.00 and $4.50, respectively.

At the time that the 2019 financial performance metrics were set, the record levels of financial results reported for 2018 were not expected to recur for the following reasons, which were shared with shareholders by management during the Company's February 26, 2019 earnings call:

- **The Company's 2019 annual guidance initially provided on February 26th, 2019, assumed lower revenue growth compared to the record revenues achieved in 2018.** The lower revenue growth was driven by the expectation that the Company's intake of, and success rate in winning, new business may moderate given the event-driven nature of our business.

- **The increased collection of success fees in 2018**, which are uncertain in any given year, was not likely to be repeated.

- **The completion of large event-driven engagements**, which supported record financial performance in 2018, and uncertainty as to if, or when, they would be replaced.

- **The Company anticipated higher costs related to increased headcount, particularly at the senior levels.** Senior hires are more expensive and can often take 12 to 18 months to become fully accretive. As of January 31, 2019, the Company had 513 billable senior managing directors, reflecting an 18% increase in billable senior managing directors compared to 439 as of December 31, 2017.

- **The Company's expectations and Adjusted EPS guidance were shaped by its relatively fixed cost structure.** Given the Company's fixed cost structure, small shifts in revenue have a much larger impact, both positive and negative on Adjusted EBITDA and Adjusted EPS in the short-term.

Individual Performance Metrics

For 2019 AIP, 25% of the CEO's AIP was contingent on achieving individual performance goals specific to the CEO and one-third of the other NEOs' AIP was contingent on achieving individual performance goals specific to such NEO. For the CEO, these goals were established by the Compensation Committee at the beginning of 2019 and communicated to him. For all other NEOs, the CEO established the goals with review and input from the respective NEO. At the end of 2019, the CEO assessed the performance of each NEO and presented his recommendations on the NEO's individual performance to the Compensation Committee in the first quarter of 2020 for approval. The CEO's performance is assessed exclusively by the Compensation Committee. As part of the assessment of the individual performance portion of the AIP, the Compensation Committee has the authority to reduce the actual amount payable under an award.

For 2019, the CEO and each other NEO were awarded AIP for individual performance at the maximum level. These awards are reflective of both the Company's record performance in 2019 and the CEO's and other NEOs' tangible evidence of accomplishing their individual performance goals. The 2019 performance assessments—noting both 2019 goals and achievements for the CEO and each NEO—are detailed on the following pages:

Steven H. Gunby's Select Individual Performance

2019 Goals	2019 Accomplishments
Refine and extend go-forward strategy, including growth beyond core	• Delivered strongest organic revenue growth in a decade, with every business segment contributing to the 15.0% organic growth compared to 2018. • Delivered record revenues in the Europe, the Middle East and Africa, Asia Pacific and North America regions, up 27.7%, 16.6% and 13.1 %, respectively, compared to 2018. • Record revenues in Corporate Finance & Restructuring, Forensic and Litigation Consulting, Strategic Communications and Economic Consulting segments supported by multi-year strategic investments in key adjacencies, e.g. business transformation, cybersecurity, public affairs and international arbitration.
Continue trend of sustained year-over-year Adjusted EPS growth	• Adjusted EPS growth of 45% compared to 2018, marking five consecutive years of growth.
Foster an inclusive leadership culture with discipline and accountability	• Aligned management team delivered top- and bottom-line growth in every business segment compared to 2018. • Diverse and collaborative leadership team of executive officers and segment and regional leadership, with 40% of the Company's Executive Committee representing diverse groups. • Increased percentage of female senior managing directors by 36% since 2017. • Participated in setting defined diversity-related guidelines for succession planning for executive committee level roles.
Continue to drive effective use of cash	• Reduced cash interest expense in 2019 by approximately $13.5 million as a result of the issuance of our 2.0% convertible notes due 2023 ("Convertible Notes") in August 2018 that replaced our 6.0% senior notes due 2022 ("Senior Notes") redeemed in November 2018. • Returned $105.9 million to shareholders, repurchasing 1,258,420 shares of Common Stock at an average price per share of $84.16 in 2019, under the Board-approved stock repurchase program. The closing price per share of FTI Consulting's Common Stock on December 31, 2019 was $110.66. • Successful acquisition of Andersch AG ("Andersch") in August 2019.
Drive next generation of growth	• Worked with business segment leaders to identify next set of investments and strategies to continue to move the Company forward. • Record levels of lateral hires by the Company representing a 42% increase compared to 2018, enhancing core positions and extending into new adjacencies and geographies. • Continued to invest in growing the Company outside of the U.S. with 42% of senior lateral hires in 2019 based outside of the U.S. • Actively worked with key accounts management and business development teams to put in place systematic and targeted go-to-market strategies.

Ajay Sabherwal's Select Individual Performance

2019 Goals	2019 Accomplishments
Continue to drive cost-effectiveness and cash optimization	• SG&A as a percentage of revenues of 21.4% declined 160 basis points compared to 23.0% in 2018. • Implemented tax strategies that resulted in both tax benefits and cash savings in 2019. • Reduced bad debt as a percentage of revenues to 0.83% in 2019 from 0.88% in 2018.
Execute effective capital allocation strategy	• Reduced cash interest expense in 2019 by approximately $13.5 million as a result of the issuance of our Convertible Notes in August 2018 that replaced our Senior Notes redeemed in November 2018. • Returned $105.9 million to shareholders, repurchasing 1,258,420 shares of Common Stock at an average price per share of $84.16 in 2019, under the Board-approved stock repurchase program. The closing price per share of FTI Consulting's Common Stock on December 31, 2019 was $110.66. • Participated in negotiation, documentation and closing of the acquisition of Andersch in August 2019, funding the purchase price without drawing under our bank revolving credit agreement. • Exited 2019 with total debt, net of cash, of ($53.1 million).
Manage IT excellence plan	• Upgraded every professional globally to Microsoft Office 365. • Completed projects to migrate data centers and finance and human resources applications to the cloud. • Completed migration of the cybersecurity infrastructure to Microsoft cloud. • Upgraded laptop security through Windows 10 deployment with advanced security features. • Implemented data loss prevention improvements. • Introduced improved file encryption capabilities for practitioners.
Ensure all financial statements filed with the Securities and Exchange Commission (the "SEC") are accurate and timely	• All SEC filings were timely filed in 2019. • No significant deficiencies or material weaknesses reported for 2019. • Successfully implemented new lease accounting standard for 2019.
Maintain and enhance relationships with investor community	• Maintained regular contact and credibility with shareholders, contributing to the 66.0% increase in our per share price at December 31, 2019 compared to December 31, 2018. • Attracted new high-quality active shareholders, who have built meaningful top 30 ownership positions. • Participated in non-deal roadshows and conferences and hosted over 100 one-on-one meetings with current and potential investors. • The Company was selected to transition from the S&P SmallCap 600® to the S&P MidCap 400®.

Paul Linton's Select Individual Performance

2019 Goals	2019 Accomplishments
Support business segments with revising strategies and driving prioritized initiatives	• Led the strategic development of growth opportunities to accelerate revenue and EBITDA growth for our Technology segment following the divestiture of the Ringtail e-discovery software and related business. • Completed strategic reviews for multiple segments' practices to identify growth opportunities and then teamed with senior managing directors to develop, execute and track workplans.
Continue to build out and improve effectiveness of Core Operations teams	• Supported multi-year goal to reduce SG&A as a percentage of revenues, moving from 23.0% in 2018 to 21.4% in 2019. • Conducted operational diagnostics of internal functions to identify opportunities to better support our client-facing professionals. Prioritized opportunities, then teamed with functional leaders to implement.
Execute on 2018/2019 real estate projects and continue planning 2020/2021 projects	• Maintained costs below real estate cost target of 4.0% of revenues that was communicated at our 2017 Investor Day. • Relocated or renovated offices in six locations in the U.S. and around the world, improving the workplace environment for professionals, while reducing real estate spend and the Company's environmental footprint. • Implemented workplace models to accommodate the Company's 17.8% growth in billable headcount in 2019 without significantly increasing real estate footprint. • Implemented measures to begin tracking environmental impact of real estate footprint in order to report on environmental footprint and improve the quality of environmental-, social- and governance-related disclosures.
Support expansion of growth opportunities/adjacencies	• Teamed with senior managing directors to bring cross segment offerings to market, including strategic and analytical support for key adjacencies such as cybersecurity and information governance and privacy.

Curtis P. Lu's Select Individual Performance

2019 Goals	2019 Accomplishments
Manage litigation and claims	• Protected FTI Consulting brand by effectively overseeing claims, managing litigation and mitigating firmwide risks. • Safeguarded human capital commitments through the enforcement of employment contracts.
Support M&A goals to help ensure value-added and accretive acquisitions	• Directed legal negotiation, documentation and closing of the acquisition of Andersch in August 2019. • Supported due diligence activities to ensure internal M&A processes are followed.
Manage and mitigate legal, compliance and regulatory risk	• Led efforts to comply with the California Consumer Privacy Act. • Managed complex conflict issues, ensuring the Company's clearance and disclosure processes are consistently followed. • Managed and directed compliance with applicable laws, rules and regulations in the U.S. and globally. • Led internal audit efforts.
Support organic growth strategy	• Supported record levels of hiring through the negotiation and documentation of employment and compensation arrangements globally. • Supported the implementation of senior professional compensation programs in the U.S., such as the Key Senior Managing Director Incentive Compensation Plans, and expanded such programs globally.

Curtis P. Lu's Select Individual Performance (continued)

2019 Goals	2019 Accomplishments
Support Commercial Excellence efforts	• Increased visibility of the Company's offerings by actively engaging with members of the Washington, D.C.-based legal community. • Served as central point of communication for legal professionals seeking the Company's assistance. • Collaborated with clients in the legal community on impactful pro bono engagements totaling over $1.8 million of pro bono services in 2019 that support the communities in which FTI Consulting does business.

Holly Paul's Select Individual Performance

2019 Goals	2019 Accomplishments
Focus on disseminating core company culture attributes	• Achieved the highest ever employee engagement survey scores with 80% overall job satisfaction. • Ranked in the Top 10 on *Consulting* magazine's Best Firms to Work For list for the second consecutive year. • Overall turnover of less than 15% was the lowest in Company history. • Conducted over 25 culture workshops to engage leaders in discussions about the Company's culture and their roles as culture creators. • Published the third annual Corporate Citizenship Report highlighting significant charitable efforts and contributions in the U.S. and globally with over 5,000 volunteer hours and more than $1.8 million in pro bono services. • Oversaw the execution of the Company's sixth annual FTI Awards program, which recognized 400 professionals globally and launched global awards program to promote day-to-day staff recognition.
Commit to strategic talent planning and enhanced recruiting to enable organic growth	• Delivered record headcount growth, with billable headcount increasing 17.8% in 2019 compared to 2018. • Led structured succession planning process for the Company's Executive Committee and key segment, regional and practice leaders. • Created three-year senior managing director promotion pipelines for every segment and region. • Introduced senior managing director scorecard to help assess performance, provide feedback and enhance development in the U.S. and globally. • Led senior managing director orientation program to assimilate newly promoted and lateral hire senior managing directors in the U.S. and globally to FTI Consulting. • Introduced new Careers website to help increase applicants and views of the Company's career opportunities, supporting a 42% increase in lateral hires in 2019 compared to 2018. • Record level of campus and graduate hires onboarded in 2019, up 37% compared to 2018. • Led the integration of Andersch personnel who joined the Company in August 2019, including onboarding 95 billable professionals. • Achieved acceptance rate of over 85% for experienced hires.

Holly Paul's Select Individual Performance (continued)

2019 Goals	2019 Accomplishments
Foster diversity, inclusion & belonging	• Expanded Diversity Ambassadors Program to represent 35 cities globally, up from 21 cities in 2018. • Continued progress toward having at least 100 female senior managing directors by the end of 2020, with 89 female senior managing directors at December 31, 2019. • 18 women from the FTI WIN Managing Director Leadership Forum promoted to senior managing director since 2016. • Over 60% of director level employees and above have attended in-person inclusive culture training session — "Managing and Leading Inclusive Teams." • Introduced Global Diversity, Inclusion & Belonging Strategy to communicate the Company's approach to creating an inclusive culture with external and internal audiences. • Managed key diversity campaigns, including International Woman's Day, Martin Luther King Junior Day and Pride Month, which were promoted to external and internal audiences. • Doubled participation in the Flex Return Support program to support women returning from maternity leave. • In second year of resume ghosting, diversity recruiting funnels were significantly improved with qualified diverse applicants representing a larger percentage of interviews and job offers.
Align learning and development offerings with global competencies	• Trained approximately 4,000 professionals through in-person training, e-learning and webinars. • Delivered Milestone Training courses to over 600 professionals globally, representing a 25% increase in participation in 2019 compared to 2018. • 75% of senior managing directors and managing directors received feedback through the 360 Feedback Program, supporting further development of their leadership skills. • Developed and provided FTI Consulting instructor-led courses focused on business development.

2019 Annual Incentive Payout Amounts

The table below sets forth the 2019 AIP paid out to each NEO based on the achievement of Adjusted EBITDA, Adjusted EPS and individual performance goals:

CEO	Adjusted EBITDA (1) Payout as % of Target (37.5% of Total AIP Opportunity)			Adjusted EPS (1) Payout as % of Target (37.5% of Total AIP Opportunity)			Individual Performance Payout as % of Target (25.0% of Total AIP Opportunity)			Total Target Incentive Opportunity	2019 Earned AIP at Maximum (2)	2019 AIP Payout
	Threshold $190.2M	Target $237.8M	Maximum $285.4M	Threshold $3.00	Target $3.75	Maximum $4.50	Threshold $187,500	Target $375,000	Maximum $562,500	($)	($)	(% of Target)
Steven H. Gunby	50	100	150	50	100	150	50	100	150	$ 1,500,000	$ 2,250,000	150
Other NEOs	**Adjusted EBITDA (1) Payout as % of Target (33.3% of Total AIP Opportunity)**			**Adjusted EPS (1) Payout as % of Target (33.3% of Total AIP Opportunity)**			**Individual Performance Payout as % of Target (33.4% of Total AIP Opportunity)**			**Total Target Incentive Opportunity**	**2019 Earned AIP at Maximum (2)**	**2019 AIP Payout**
	Threshold $190.2M	**Target $237.8M**	**Maximum $285.4M**	**Threshold $3.00**	**Target $3.75**	**Maximum $4.50**	**Threshold $91,667**	**Target $183,333**	**Maximum $275,000**	**($)**	**($)**	**(% of Target)**
Ajay Sabherwal	50	100	150	50	100	150	50	100	150	550,000	825,000	150
Paul Linton	50	100	150	50	100	150	50	100	150	550,000	825,000	150
Curtis P. Lu	50	100	150	50	100	150	50	100	150	550,000	825,000	150
Holly Paul	50	100	150	50	100	150	50	100	150	550,000	825,000	150

(1) See Appendix D for the definitions of similarly named non-GAAP financial measures used for determining 2019 AIP and reconciliations to their most directly comparable GAAP measures. The Compensation Committee did not exercise its discretion to further adjust the financial performance metrics for specified events that occurred during 2019 because such adjustments would have had no effect on the levels of performance and pay-outs for 2019 AIP purposes.

(2) Mr. Gunby's 2019 AIP was paid 75% in cash and 25% in the form of shares of restricted stock granted on March 11, 2020. The other NEOs' 2019 AIP was paid 100% in cash.

Annual Long-Term Incentive Pay

The annual LTIP opportunity is intended to incentivize strong financial performance over a three-year period aligning NEOs' interests with those of our shareholders. Additionally, the LTIP acts as a retention tool by providing the executives with equity ownership that vests or is earned over multiple years. For 2019, LTIP grants were awarded in the forms of Performance RSUs and time-based RSAs. In the case of our CEO, Performance RSUs represented 66.67% and RSAs represented 33.33% of the total LTIP opportunity. In the case of our other NEOs, Performance RSUs represented 60% and RSAs represented 40% of the total LTIP opportunity. For 2019, our CEO's total target LTIP opportunity increased to 4x from 3x annual base salary to further incentivize and reward sustained Relative TSR growth over the applicable three-year period. The total target LTIP opportunity of each of our other NEOs was unchanged at 1x annual base salary.

2019 LTIP Awards

Performance RSUs for 2019 are earned based on Relative TSR for the three-year period beginning January 1, 2019 and ending December 31, 2021 as set forth below. Linear interpolation will be applied for performance between payout levels.

% of Target Shares Granted	Relative TSR Performance Percentile CEO	Relative TSR Performance Percentile Other NEOs
Threshold - 50%	25th	25th
Target - 100%	55th	50th
Maximum - 150%	80th	75th

The CEO and other NEOs were awarded the following 2019 LTIP:

Name	2019 Performance RSUs [1]			2019 RSAs
	Threshold (50%)	Target (100%)	Maximum (150%)	
Steven H. Gunby				
Number of LTIP Awards	**16,728**	**33,456**	**50,184**	**18,062**
Grant Date Fair Value	$ 1,333,400	$ 2,666,800	$ 4,000,200	$ 1,333,200
Ajay Sabherwal				
Number of LTIP Awards	**2,030**	**4,061**	**6,092**	**2,980**
Grant Date Fair Value	$ 165,000	$ 330,000	$ 495,000	$ 220,000
Paul Linton				
Number of LITP Awards	**2,030**	**4,061**	**6,092**	**2,980**
Grant Date Fair Value	$ 165,000	$ 330,000	$ 495,000	$ 220,000
Curtis P. Lu				
Number of LTIP Awards	**2,030**	**4,061**	**6,092**	**2,980**
Grant Date Fair Value	$ 165,000	$ 330,000	$ 495,000	$ 220,000
Holly Paul				
Number of LTIP Awards	**2,030**	**4,061**	**6,092**	**2,980**
Grant Date Fair Value	$ 165,000	$ 330,000	$ 495,000	$ 220,000

(1) See "Part II, Item 8, Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1— Description of Business and Summary of Significant Accounting Policies—Share-Based Compensation and Note 6—Share-Based Compensation" of the Annual Report on Form 10-K for the year ended December 31, 2019 for a discussion of the Monte Carlo simulation technique used to determine the number of Performance RSUs subject to the performance-based LTIP awards.

Performance of 2017 LTIP Awards Measured as of December 31, 2019

The performance measurement period for the Relative TSR performance awards granted in 2017 ended on December 31, 2019 (the "2017 LTIP Awards"). For the measurement period, we achieved Relative TSR at the 98th percentile resulting in our CEO and other NEOs earning the maximum number of shares of Common Stock at 150% of target. The following table sets forth the number of shares of Common Stock earned by the NEOs under the 2017 LTIP Awards, certified as final by the Compensation Committee on February 17, 2020:

Name	Payout Percentage of Target as of December 31, 2019	Payout Method (# of Common Shares)
Steven H. Gunby	150%	60,032
Ajay Sabherwal	150%	10,005
Paul Linton	150%	10,005
Curtis P. Lu	150%	10,005
Holly Paul	150%	10,005

OTHER PROGRAMS, POLICIES AND GUIDELINES

Executive Officer Equity Ownership

Our Policy on Executive Officer Equity Ownership demonstrates our continuing commitment to shareholder values and is an important method to immediately align management and shareholder interests. Our CEO must attain an investment level in Company equity equal to at least five times (5x) his annual cash base salary. The Company's other NEOs must attain an investment level in Company equity equal to at least one times (1x) his or her annual cash base salary. The officers must attain that ownership level within three years from his or her hire date or the date he or she advances to a new required ownership level. Sales and transfers of Company shares held by a covered officer will be restricted if he or she does not attain or maintain the applicable equity ownership investment level at the applicable time, except (i) as necessary to exercise a stock option, (ii) as necessary to pay taxes associated with the sale or vesting of equity awards, or (iii) with the prior written approval of the Compensation Committee, in its sole discretion. Shares of Company Common Stock that are directly or indirectly owned by the officer or owned through a trust, and unvested restricted shares, will count toward attaining and maintaining the applicable equity ownership level, while unvested and unexercised stock options, stock appreciation rights and unearned performance-based awards will not. The shares of Common Stock counted toward attaining and maintaining the applicable stock ownership level will be valued as the average of the closing prices per share of Common Stock reported on the NYSE for each trading day in the 90-calendar-day period immediately preceding the stock ownership determination date.

Our CEO met his requisite investment level in Company equity by or prior to the third anniversary of his hire date and as of the close of business on the Record Date. Each of the other NEOs met his or her requisite investment in Company equity based at the $550,000 base salary level prior to the third anniversary of such salary increase and as of the close of business on the Record Date.

The following chart illustrates the (i) equity ownership levels in the Company actually held and required to be held by our CEO and (ii) average equity ownership level actually held by our NEOs (other than our CEO) as a group and required to be held by each such other NEO, in each case valued at $117.46 per share (which was the average of the closing price per share of our Common Stock reported on the New York Stock Exchange for each trading day in the 90-calendar-day period immediately preceding and including the Record Date):

Executive Officer Stock Ownership Levels



$40
$30
$20
$10
0
Dollars in Millions
373,392 Shares
$43.9M Value
42,568 Shares
$5M 5X Base Pay
25,971 Shares
$3.1M Value
4,682 Shares
$550,000 1X Base Pay
Actual Ownership
Required Ownership
Average Actual Ownership
Required Ownership
CEO
Other NEOs

Restrictions on Entering into Derivative Transactions; Hedging and Pledging of Company Securities

The Company's Policy on Inside Information and Insider Trading prohibits our executive officers, non-employee directors and employees from (i) purchasing, selling and trading in options (including publicly traded options), warrants, puts and calls or similar instruments relating to our securities, (ii) engaging in derivative securities transactions involving or relating to our securities, including hedging or monetization transactions, such as zero-cost collars and forward sale contracts that allow a person to lock in a portion of the value of his or her shares, often in exchange for all or part of the potential for upside appreciation in the shares, (iii) pledging and short selling our securities, (iv) purchasing our securities on margin, and (v) placing bets on the price movement of our securities, such as spread betting.

Clawback Policy

The Company's Policy on Recovery of Incentive Compensation in the Event of Certain Financial Restatements (the "Clawback Policy") provides for the recovery of the portion of any cash bonus and other incentive-based compensation (other than stock options) received or earned by any current or former executive officer of the Company on account of the achievement of performance goals that were based on financial results that become subject to a restatement of the Company's financial statements on or after January 1, 2013. Such executive officers would be subject to the Clawback Policy if (i) the restatement was due to material non-compliance by the Company with any financial reporting requirement under applicable securities laws, other than as a result of any rule changes or interpretations of such rules, (ii) the Board determines that such executive officer was directly responsible for the non-compliance that resulted in the restatement, and (iii) the Board determines that it is in the best interests of the Company and the shareholders to seek repayment from such executive officer. In such event, if the amount received or earned by the executive officer exceeds the amount that would have been payable following the restatement of financial results, the executive officer will be required to repay such excess amount to the Company. The Board intends to revise the Clawback Policy to be consistent with the rules promulgated by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act to the extent such rules are finalized.

Chief executive officers and chief financial officers of public companies are also subject to Section 304 of the Sarbanes-Oxley Act of 2002, which requires them to forfeit their stock sale profits and bonuses earned when there has been a financial restatement resulting from misconduct.

Deductibility of NEO Compensation

Section 162(m) ("Code Section 162(m)") of the U.S. Internal Revenue Code of 1986, as amended, limits the deductibility of compensation in excess of $1.0 million paid to a company's chief executive officer and certain other executive officers. Beginning in 2018 and subject to very limited exceptions going forward, changes in federal tax law repealed the "qualified performance-based compensation" exception under Code Section 162(m), thus limiting the Company's ability to deduct significant portions of the compensation paid to our NEOs. The Compensation Committee considers Code Section 162(m) when making compensation decisions, but other considerations, such as hiring qualified executive officers, providing our executive officers with competitive and adequate incentives to remain with and increase our business operations, financial performance and prospects, as well as rewarding extraordinary contributions, also significantly factor into the

Compensation Committee's decisions. As a result, the Company reserves the right to pay compensation that may not qualify for deduction under Code Section 162(m).

Timing of Equity Grants

The Compensation Committee is the administrator of our equity compensation plans and programs. The Compensation Committee typically makes annual short-term and long-term incentive compensation decisions during the first quarter of the year to allow dissemination of our fourth-quarter and year-end earnings announcements prior to the grant dates of such awards. In some cases, the Compensation Committee will grant awards that are contingent, which conditions precedent may include commencement of employment or the execution and delivery of employment or other documents, or may authorize awards as of future grant dates. All option awards are made at an exercise price equal to or exceeding the fair market value per share of our Common Stock on the grant date and have a 10-year term. The equity awards to the NEOs are also subject to contractual provisions governing the acceleration of vesting on specified events. The Compensation Committee has not delegated its authority to make equity awards or prescribe the terms (including vesting terms) to our management.

Compensation-Related Risks

At the request and direction of the Compensation Committee and the Audit Committee, management conducted an assessment of risks associated with the Company's compensation policies and practices for the year ended December 31, 2019. This assessment included the: (i) review of programs, plans, policies, procedures and practices relating to the components of executive officer and employee compensation; (ii) review of incentive-based equity and cash compensation; (iii) identification of compensation design features that could potentially encourage excessive or imprudent risk taking; (iv) identification of business risks that these features could potentially encourage; (v) consideration of the presence or absence of controls, oversight or other factors that mitigate potential risks; (vi) assessment of potential risks; and (vii) consideration of the potential for such risks to result in a material adverse effect on the Company and its subsidiaries taken as a whole. Based on the assessment and factors described above, the Company determined that the risks associated with its compensation policies and practices are not reasonably likely to result in a material adverse effect on the Company and its subsidiaries taken as a whole.

OTHER COMPENSATION

Health and Welfare Benefits

We provide our NEOs with substantially the same benefits that we provide to employees generally, to promote NEO health and welfare, to facilitate their job performance and to tie their interests with those of the Company's other employees. These benefits include medical, dental, vision, prescription drug and mental health insurance and/or a health savings account, pre-tax health and dependent care flexible spending accounts, parking and transportation reimbursement accounts, group life insurance, supplemental life and accidental death and dismemberment insurance, short-term and long-term disability insurance coverage, and parental, family and medical leave.

Retirement Benefits

We do not maintain defined benefit pension plans. Retirement benefits to U.S. employees are currently provided through our 401(k) Plan. To align the interests of our NEOs with those of our employees, NEOs are eligible to participate in our 401(k) Plan on the same basis as our general U.S. employee population and, like our employees, are eligible to receive employer matching benefits.

Termination Payments

We have entered into employment arrangements with our CEO and other NEOs that broadly provide for the parameters of their employment with the Company and entitle them to receive specified severance payments and benefits upon certain qualifying terminations of employment. Our CEO's Employment Agreement dated as of December 13, 2013, effective January 20, 2014 (as amended, the "CEO Employment Agreement"), expiring on April 1, 2025 pursuant to an amendment entered into on January 9, 2020, was amended as of February 28, 2019 (the "CEO Amendment"), to provide additional severance benefits consistent with market practices in connection with a termination by the Company without "Cause," termination by the CEO with "Good Reason," or upon "Disability" (each, as defined in the CEO Employment Agreement), or upon death. In addition to other payments provided for in the CEO Employment Agreement, the CEO will be eligible to receive additional pro rata cash AIP for the year of termination, based on the individual performance (if an applicable performance metric for the year of termination), in an amount determined based on the CEO's individual performance AIP awarded and paid in the year prior to the year of termination, payable within two and one-half months following the effective date of the CEO's termination. In addition, the CEO Amendment increases the lump sum cash severance payment that the CEO is eligible to receive upon termination by the Company without Cause or by the CEO with Good Reason, to two times (2x) (increased from 1.5x) the sum of the CEO's annual cash base salary and Target Bonus (as defined in Section 5 of the CEO Employment Agreement). The increase in the severance opportunity was consistent with the survey market data provided by the compensation advisor.

The Company also entered into amendments as of February 28, 2019 with each of the CFO, CSTO, GC and CHRO, amending his or her employment letter dated as of July 5, 2016, July 15, 2014, May 14, 2015 and July 15, 2014, respectively (in each case, as previously amended, each an "Officer Employment Letter," and collectively, the "Officer Employment Letters"), to provide additional severance benefits consistent with market practices in connection with a termination of the applicable officer by the Company without "Cause," by the applicable officer with "Good Reason," or upon "Disability" (each, as defined in the applicable Officer Employment Letter), or upon death. In addition to other payments provided for in his or her applicable Officer Employment Letter, such NEO will be eligible to receive pro rata cash AIP for the year of termination consisting of: (i) for the financial components of AIP, in an amount determined based on actual performance of operating financial performance metric(s) established for the year of termination (with no exercise of negative discretion), payable when such AIP is paid to other executives of the Company, plus (ii) for the individual component of AIP (if an applicable performance measure for the year of termination), in an amount determined based on such officer's individual performance awarded and paid in the year prior to the year of termination, payable within two and one-half months following the effective date of such NEO's termination. In addition, upon termination by the Company without Cause or termination by the NEO with Good Reason, each of our CFO, CSTO, GC and CHRO will be entitled to one times (1x) annual cash base salary continuation for a period of 12 months following such termination, provided that such amount will be increased to one times (1x) the sum of (i) 12 months annual cash base salary plus (ii) target bonus for the year of termination if the applicable NEO's employment is terminated by the Company (or its successor) without Cause or by the applicable NEO for Good Reason during the 18-month period following a Change in Control (as defined in the applicable shareholder approved equity compensation plan then in effect).

We believe that it is in the best interests of the Company to have these employment arrangements and provide for termination payments thereunder as they tie the interests of the NEOs to those of the Company, secure the services of the NEOs and serve as a deterrent to an NEO voluntarily leaving the Company's employ. In addition, they serve as consideration for the agreements of the NEOs not to compete with the Company, not to solicit employees and clients of the Company, and not to use or disclose proprietary information of the Company. For more detail on the terms and conditions of the NEO employment arrangements, see the section titled "Information About Our Executive Officers and Compensation—Employment Agreements and Termination and Change in Control Payments—Employment Arrangements" beginning on page 75 of this Proxy Statement.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee of the Board of Directors (the "Board") of FTI Consulting, Inc., a Maryland corporation (the "Company"), has reviewed and discussed the Compensation Discussion and Analysis section, to be included in the Proxy Statement relating to the Annual Meeting of Shareholders of the Company on June 3, 2020 (the "Annual Meeting"), with management. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis section be included in this Proxy Statement relating to the Annual Meeting of the Company.

Compensation Committee

Claudio Costamagna, Chair

Brenda J. Bacon

Gerard E. Holthaus

Laureen E. Seeger

April 16, 2020

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of our NEOs for the years ended December 31, 2017, 2018 and 2019 applying the SEC's required disclosure rules. Footnotes (2), (3) and (5) to the table describe the vesting and performance conditions associated with the stock-based awards granted in 2019 that are reported in this table, none of which vested upon grant. Performance-based awards in this table are reported at target value. An NEO may not realize any value from an equity-based award, and any realized value upon the vesting, exercise or the end of the applicable performance period may be higher or lower than reported in this table, depending upon the price per share of our Common Stock on the vesting date or Company performance for the performance period, and such differences could be significant.

Name and Principal Position	Year	Salary [1]	Bonus [1]	Stock Awards [2] [3]	Option Awards	Non-Equity Incentive Plan Compensation [1] [4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation [7]	Total
		($) (b)	($) (c)	($) (d)	($) (e)	($) (f)	($) (g)	($) (h)	($) (i)
	(a)								
Steven H. Gunby [5] [6]	2019	1,000,000	—	4,562,388	—	1,687,500	—	11,256	7,261,144
President and Chief Executive Officer	2018	1,000,000	—	3,446,239	—	1,687,500	—	11,055	6,144,794
	2017	1,000,000	—	2,249,970	749,996	1,338,824	—	8,100	5,346,890
Ajay Sabherwal	2019	550,000	—	549,954	—	825,000	—	29,505	1,954,459
Chief Financial Officer	2018	536,539	—	549,997	—	825,000	—	11,055	1,922,591
	2017	500,000	—	374,995	124,999	516,275	—	8,100	1,524,369
Paul Linton	2019	550,000	—	549,954	—	825,000	—	11,256	1,936,210
Chief Strategy and Transformation	2018	536,539	—	549,997	—	825,000	—	11,055	1,922,591
Officer	2017	500,000	—	374,995	124,999	516,275	—	8,100	1,524,369
Curtis P. Lu	2019	550,000	—	549,954	—	825,000	—	11,256	1,936,210
General Counsel	2018	536,539	—	549,997	—	825,000	—	11,055	1,922,591
	2017	500,000	—	374,995	124,999	475,442	—	8,100	1,483,536
Holly Paul	2019	550,000	—	549,954	—	825,000	—	11,256	1,936,210
Chief Human Resources Officer	2018	536,539	—	549,997	—	825,000	—	11,055	1,922,591
	2017	500,000	—	374,995	124,999	516,275	—	8,100	1,524,369

---

(1)   All cash compensation is presented in Columns (b), (c), (f) and (h).

(2)   The aggregate grant date fair market values of the time-based restricted stock awards ("RSAs") reported in Column (d) for 2019 have been computed in accordance with FASB ASC Topic 718, *Compensation—Stock Compensation*. For a discussion of the assumptions and methodologies used to value the RSAs, see "Part II, Item 8, Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1—Description of Business and Summary of Significant Accounting Policies—Share-Based Compensation and Note 6—Share-Based Compensation" of the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (the "2019 Form 10-K"). All RSAs awarded as 2019 LTIP are subject to time-based pro rata annual vesting over three years beginning with the first anniversary of the grant date. For additional information, see the section of this Proxy Statement captioned "Information About Our Executive Officers and Compensation—Equity Compensation Plans—Grants of Plan-Based Awards for Fiscal Year Ended December 31, 2019" beginning on page 70 of this Proxy Statement.

(3)   The Performance RSUs reported in Column (d) for 2019 include the target aggregate values of the Performance RSUs awarded to participating NEOs as 2019 LTIP, based upon the probable outcome of the performance condition based on Relative TSR, consistent with the estimate of aggregate compensation costs to be recognized over the service period, excluding the effect of estimated forfeitures. Performance RSUs awarded as LTIP for the year ended December 31, 2019, measure performance based on Relative TSR over three years from January 1, 2019 through December 31, 2021. The fair value per unit of the Performance RSUs has been calculated using a Monte Carlo simulation method in accordance with FASB Topic 718, for equity awards with market-based conditions, which assesses probabilities of various outcomes of the performance market condition(s). The CEO's Performance RSUs have been valued using the grant date fair market value of $73.81 per share (the closing price per share reported on the NYSE for the grant date of March 13, 2019) as one of the initial inputs. The other NEOs' Performance RSUs have been valued using the grant date fair market value of $73.81 per share (the closing price per share reported on the NYSE for the grant date of March 13, 2019) as one of the initial inputs. The resulting fair values per Performance RSU granted to (i) our CEO was $79.71 and (ii) our other NEOs was $81.25, which values were used to calculate the number of Performance RSUs awarded to our CEO and other NEOs, respectively. For a discussion of the assumptions and methodologies used to value such awards, see "Part II, Item 8, Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1—Description of Business and Summary of Significant Accounting Policies—Share-Based Compensation and Note 6—Share-Based Compensation" of the Company's 2019 Form 10-K. For additional information, see the section of this Proxy Statement captioned "Information About Our Executive Officers and

Compensation—Equity Compensation Plans—Grants of Plan-Based Awards for Fiscal Year Ended December 31, 2019" beginning on page 70 of this Proxy Statement.

The following table sets forth the dollar values of the performance-based 2019 LTIP awards at the maximum grant dollar value:

Name	Maximum Performance Award Values ($)
Steven H. Gunby	4,000,167
Ajay Sabherwal	494,975
Paul Linton	494,975
Curtis P. Lu	494,975
Holly Paul	494,975

(4) The "Non-Equity Incentive Plan Compensation" reported in Column (f) includes the cash incentive compensation awarded as AIP for the year ended December 31, 2019.

(5) Columns (d) and (f) include the portion of AIP for the year ended December 31, 2018 that was paid to our CEO in 2019 through the award of 7,620 shares of restricted stock with a grant date fair value of $562,432 (based on the closing price per share of Common Stock of $73.81 reported on the NYSE for the grant date of March 13, 2019), which vested in full on March 13, 2020.

(6) Columns (d) and (f) exclude the award of 25% of 2019 AIP paid to our CEO through the award of 4,882 shares of restricted stock with a grant date fair value of $562,406, based on the closing price per share of Common Stock of $115.20 reported on the NYSE for the grant date of March 11, 2020, which will be reported as compensation in Columns (d) and (f) of the Summary Compensation Table for the year ending December 31, 2020.

(7) "All Other Compensation" in Column (h) includes matching contributions provided to the NEOs under the Company's 401(k) Plan and excludes other benefits provided to the NEOs on the same basis as provided to all full-time U.S. employees of the Company. No amounts are disclosed in Column (h) for our NEOs (other than our CFO) because such their total perquisites for 2019 were less than $10,000. Other compensation in Column (h) for Ajay Sabherwal in 2019 includes approximately $18,249, which was paid directly to a third party on account of expenses arising from Mr. Sabherwal's relocation for his employment as CFO of the Company in 2015.

EQUITY COMPENSATION PLANS

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR ENDED DECEMBER 31, 2019

The following table provides information on (i) performance-based cash awards granted as AIP, (ii) equity-based awards granted as LTIP, and (iii) RSAs, granted during the year ended December 31, 2019. There can be no assurance that the grant date fair market values of these awards will ever be realized.

Name	Grant Date	Compensation Committee Approval Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Stock Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards [3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)	($/Sh)	($)
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Steven H. Gunby	2/21/19	2/21/19	750,000	1,500,000	2,250,000	—	—	—	—	—	—	—
	3/13/19	3/13/19	—	—	—	—	—	—	7,620	—	—	562,432
	3/13/19	3/13/19	—	—	—	1,333,400	2,666,800	4,000,200	—	—	—	—
	3/13/19	3/13/19	—	—	—	—	—	—	18,062	—	—	1,333,156
Ajay Sabherwal	2/21/19	2/21/19	275,000	550,000	825,000	—	—	—	—	—	—	—
	3/13/19	3/13/19	—	—	—	165,000	330,000	495,000	—	—	—	—
	3/13/19	3/13/19	—	—	—	—	—	—	2,980	—	—	219,954
Paul Linton	2/21/19	2/21/19	275,000	550,000	825,000	—	—	—	—	—	—	—
	3/13/19	3/13/19	—	—	—	165,000	330,000	495,000	—	—	—	—
	3/13/19	3/13/19	—	—	—	—	—	—	2,980	—	—	219,954
Curtis P. Lu	2/21/19	2/21/19	275,000	550,000	825,000	—	—	—	—	—	—	—
	3/13/19	3/13/19	—	—	—	165,000	330,000	495,000	—	—	—	—
	3/13/19	3/13/19	—	—	—	—	—	—	2,980	—	—	219,954
Holly Paul	2/21/19	2/21/19	275,000	550,000	825,000	—	—	—	—	—	—	—
	3/13/19	3/13/19	—	—	—	165,000	330,000	495,000	—	—	—	—
	3/13/19	3/13/19	—	—	—	—	—	—	2,980	—	—	219,954

(1) 2019 AIP payments were based on Adjusted EPS and Adjusted EBITDA results of $5.80 and $343.9 million, respectively, reported in the Company's 2019 Form 10-K, and the individual performance of our CEO, CFO, CHRO, GC and CSTO, which in each case was assessed at the maximum level of performance, which was 150% of target. Based on the above financial and individual performance results, aggregate 2019 AIP to our CEO and each of the other NEOs was as follows:

Name	Total [i] ($)
Steven H. Gunby	2,250,000
Ajay Sabherwal	825,000
Paul Linton	825,000
Curtis P. Lu	825,000
Holly Paul	825,000

(i) 2019 AIP to the CEO was paid 75% in cash and 25% through the award of 4,882 shares of restricted stock with a grant date fair value of approximately $562,406, based on the closing price per share of common stock of $115.20 reported on the NYSE for the grant date of March 11, 2020, which will be reported as compensation in the Summary Compensation Table for the year ending December 31, 2020. The other NEOs were paid 100% of 2019 AIP in cash.

(2) Columns (f), (g) and (h) include the target values of the Performance RSUs awarded to participating NEOs as 2019 LTIP based upon the probable outcome of the performance condition based on Relative TSR, consistent with the estimate of aggregate compensation costs to be recognized over the service period, excluding the effect of estimated forfeitures. Performance RSUs awarded as 2019 LTIP measure performance based on Relative TSR over three years beginning January 1, 2019 and ending December 31, 2021. The fair value per unit of the Performance RSUs has been calculated using a Monte Carlo simulation method in accordance with FASB Topic 718, for equity awards with market-based conditions. The CEO's Performance RSUs have been valued using the grant date fair market value of $73.81 (the closing price per share reported on the NYSE for the grant date of March 13, 2019) as one of the initial inputs. The other NEOs' Performance RSUs have been valued using the grant date fair market value of $73.81 (the closing price per share reported on the NYSE for the grant date of March 13, 2019) as one of the initial inputs. The resulting fair values per Performance RSU granted to (i) our CEO was $79.71 and (ii) our other NEOs was $81.25, which values were used to calculate the number of Performance RSUs awarded to our CEO and other NEOs, respectively.

(3) Column (l) reports the aggregate grant date fair values of RSAs awarded to certain NEOs in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used to value these awards, see the discussion of stock awards contained in "Part II, Item 8, Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 1—Description of Business and Summary of Significant Accounting Policies—Share-Based Compensation and Note 6—Share-Based Compensation" of the 2019 Form 10-K.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table shows the number of shares covered or used as references for (i) exercisable and unexercisable SARs, (ii) exercisable and unexercisable stock options, (iii) unvested RSAs, restricted stock units and Performance RSUs, (iv) full-value cash units, and (v) cash-based performance units, held by our NEOs on December 31, 2019:

Name	Number of Securities Underlying Unexercised Options and SARs (#) Exercisable (a)	Number of Securities Underlying Unexercised Options and SARs (#) Unexercisable (b)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options and SARs (#) (c)	Option Exercise Price or SAR Base Price ($/Sh) (d)	Option or SAR Expiration Date (e)	Number of Shares or Full-Value Units That Have Not Vested (#) (f)	Market Value of Shares or Full-Value Units That Have Not Vested [1] ($) (g)	Equity and Non-Equity Incentive Plan Awards: Number of Unearned Shares, Full-Value Units or Other Rights That Have Not Vested (#) (h)	Equity and Non-Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Full-Value Units or Other Rights That Have Not Vested [1] ($) (i)
Steven H. Gunby	48,392 [2]	—	—	34.26	4/1/24	—	—	—	—
	75,223 [3]	—	—	36.87	3/1/25	—	—	—	—
	74,291 [4]	—	—	34.33	3/1/26	—	—	—	—
	—	—	—	—	—	6,194 [5]	685,428	—	—
	—	—	—	—	—	—	—	40,021 [6]	4,428,724
	52,260 [7]	26,130 [8]	—	40.36	3/6/27	—	—	—	—
	—	—	—	—	—	13,624 [9]	1,507,632	—	—
	—	—	—	—	—	7,620 [10]	843,229	—	—
	—	—	—	—	—	—	—	37,135 [11]	4,109,359
	—	—	—	—	—	18,062 [12]	1,998,741	—	—
	—	—	—	—	—	—	—	33,456 [13]	3,702,241
Ajay Sabherwal	—	—	—	—	—	1,033 [5]	114,312	—	—
	—	—	—	—	—	—	—	6,670 [6]	738,102
	8,710 [7]	4,355 [8]	—	40.36	3/6/27	—	—	—	—
	—	—	—	—	—	2,999 [14]	331,869	—	—
	—	—	—	—	—	—	—	5,944 [15]	657,763
	—	—	—	—	—	2,980 [12]	329,767	—	—
	—	—	—	—	—	—	—	4,061 [13]	449,390

Name	Number of Securities Underlying Unexercised Options and SARs	Number of Securities Underlying Unexercised Options and SARs	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options and SARs	Option Exercise Price or SAR Base Price	Option or SAR Expiration Date	Number of Shares or Full-Value Units That Have Not Vested	Market Value of Shares or Full-Value Units That Have Not Vested [1]	Equity and Non-Equity Incentive Plan Awards: Number of Unearned Shares, Full-Value Units or Other Rights That Have Not Vested	Equity and Non-Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Full-Value Units or Other Rights That Have Not Vested [1]
	(#) Exercisable	(#) Unexercisable	(#)	($/Sh)		(#)	($)	(#)	($)
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Paul Linton	53,552 [16]	—	—	36.75	8/25/24	—	—	—	—
	13,540 [3]	—	—	36.87	3/1/25	—	—	—	—
	14,858 [4]	—	—	34.33	3/1/26	—	—	—	—
	—	—	—	—	—	1,033 [5]	114,312	—	—
	—	—	—	—	—	—	—	6,670 [6]	738,102
	6,500 [7]	4,355 [8]	—	40.36	3/6/27	—	—	—	—
	—	—	—	—	—	2,999 [14]	331,869	—	—
	—	—	—	—	—	—	—	5,944 [15]	657,763
	—	—	—	—	—	2,980 [12]	329,767	—	—
	—	—	—	—	—	—	—	4,061 [13]	449,390
Curtis P. Lu	4,953 [4]	—	—	34.33	3/1/26	—	—	—	—
	—	—	—	—	—	1,033 [5]	114,312	—	—
	—	—	—	—	—	—	—	6,670 [6]	738,102
	4,355 [7]	4,355 [8]	—	40.36	3/6/27	—	—	—	—
	—	—	—	—	—	2,999 [14]	331,869	—	—
	—	—	—	—	—	—	—	5,944 [15]	657,763
	—	—	—	—	—	2,980 [12]	329,767	—	—
	—	—	—	—	—	—	—	4,061 [13]	449,390
Holly Paul	7,413 [3]	—	—	36.87	3/1/25	—	—	—	—
	9,906 [4]	—	—	34.33	3/1/26	—	—	—	—
	—	—	—	—	—	1,033 [5]	114,312	—	—
	—	—	—	—	—	—	—	6,670 [6]	738,102
	8,710 [7]	4,355 [8]	—	40.36	3/6/27	—	—	—	—
	—	—	—	—	—	2,999 [14]	331,869	—	—
	—	—	—	—	—	—	—	5,944 [15]	657,763
	—	—	—	—	—	2,980 [12]	329,767	—	—
	—	—	—	—	—	—	—	4,061 [13]	449,390

(1)   All cash values in Columns (g) and (i) have been computed by multiplying $110.66 (the closing price per share of Common Stock reported by the NYSE for December 31, 2019), by the number of shares of restricted stock or restricted stock units that have not yet vested.

(2)   Represents cash-based vested and exercisable stock appreciation rights ("SARs") as of December 31, 2019, awarded to our CEO as 2014 LTIP by the Compensation Committee, under the 2009 Plan, with a grant date of April 1, 2014. SARs represent the right to receive an amount of cash upon exercise equal to (a) the difference between (i) the fair market value of a share of Common Stock on the applicable exercise date and (ii) the base price of $34.26 per share, multiplied by (b) the number of SARs exercised by the holder on such date. The SARs became fully vested and exercisable as of April 1, 2017.

(3)   Represents option shares that may be acquired upon exercise of the vested and exercisable stock options, which were awarded to certain NEOs as 2015 LTIP by the Compensation Committee under the 2009 Plan, with a grant date of March 1, 2015. The stock options represent the right to acquire option shares following the applicable vesting date, upon exercise and payment of the exercise price, equal to the number of option shares for which the applicable stock option is being exercised by the holder on such date. The stock options became fully vested and exercisable as of March 1, 2018.

(4)   Represents option shares that may be acquired upon exercise of the vested and exercisable stock options, which were awarded to certain NEOs as 2016 LTIP by the Compensation Committee under the 2009 Plan, with a grant date of March 1, 2016. The stock options represent the right to acquire option shares following the applicable vesting date upon exercise and payment of the exercise

price, equal to the number of option shares for which the applicable stock option is being exercised by the holder on such date. Such stock options became fully vested and exercisable as of March 1, 2019.

(5) Represents unvested RSAs, which were awarded to our NEOs as 2017 LTIP by the Compensation Committee under the 2009 Plan, with a grant date of March 6, 2017. Such unvested portions of the RSAs vested on a pro rata basis on March 6, 2020, such that unvested RSAs became fully vested as of March 6, 2020.

(6) Represents the target number of Performance RSUs that were unearned as of December 31,2019, which were awarded to our NEOs as 2017 LTIP by the Compensation Committee under the 2009 Plan, with a grant date of March 6, 2017 (subject to performance conditions based on Relative TSR for the three-year performance measurement period beginning January 1, 2017 and ended December 31, 2019). As of February 17, 2020, the Compensation Committee certified achievement of the applicable performance condition at the maximum level. The number of freely tradeable shares of Common Stock of the Company that became issuable to each NEO as of February 17, 2020 on account of the 2017 Performance RSUs, were as follows:

Name	Maximum Performance RSUs
Steven H. Gunby	60,032
Ajay Sabherwal	10,005
Paul Linton	10,005
Curtis P. Lu	10,005
Holly Paul	10,005

(7) Represents option shares that may be acquired upon exercise of the vested and exercisable portions of the stock options, which were awarded to the NEOs as 2017 LTIP by the Compensation Committee under the 2009 Plan, with a grant date of March 6, 2017. The stock options represent the right to acquire option shares following the applicable vesting date upon exercise and payment of the exercise price, equal to the number of option shares for which the stock option is being exercised by the holder on such date. Such vested stock options vested and became exercisable for a pro rata portion of option shares on each of March 6, 2018 and March 6, 2019.

(8) Represents option shares that may be acquired upon exercise of the unvested and unexercisable portions of the stock options, which were awarded to the NEOs as 2017 LTIP by the Compensation Committee under the 2009 Plan, with a grant date of March 6, 2017. The stock options represent the right to acquire option shares following the applicable vesting date upon exercise and payment of the exercise price, equal to the number of option shares for which the applicable stock option is being exercised by the holder on such date. Such unvested portions of the stock options became fully vested and exercisable on March 6, 2020.

(9) Represents the unvested RSA, which was awarded to our CEO as 2018 LTIP by the Compensation Committee under the 2017 Omnibus Incentive Compensation Plan (the "2017 Plan"), with a grant date of March 12, 2018. Such unvested portions of the RSA will vest on a pro rata basis on each of March 12, 2020 and March 12, 2021, such that all unvested RSAs will be fully vested on March 12, 2021.

(10) Represents the unvested RSA, which was awarded to our CEO as 2018 AIP by the Compensation Committee under the 2017 Plan, with a grant date of March 13, 2019. Such unvested RSA became fully vested as of March 13, 2020.

(11) Represents the target number of unearned Performance RSUs, which were awarded to our CEO as 2018 LTIP by the Compensation Committee under the 2017 Plan, with a grant date of March 12, 2018 (subject to performance conditions based on Relative TSR for the three-year performance measurement period beginning December 31, 2018 and ending December 31, 2020). The following table sets forth the maximum number of Performance RSUs awarded to our CEO by the Compensation Committee on March 12, 2018:

Name	Maximum Performance RSUs
Steven H. Gunby	55,702

(12) Represents the unvested RSAs, which were awarded to our NEOs as 2019 LTIP by the Compensation Committee under the 2017 Plan, with a grant date of March 13, 2019. Such unvested RSAs vested on a pro rata basis on March 13, 2020 and will vest on a pro rata basis on each of March 13, 2021 and March 13, 2020, such that all unvested RSAs will be fully vested as of March 13, 2022.

(13) Represents the target number of unearned Performance RSUs, which were awarded to our NEOs as 2019 LTIP by the Compensation Committee under the 2017 Plan, with a grant date of March 13, 2019 (subject to performance conditions based on Relative TSR for the three-year performance measurement period beginning January 1, 2019 and ending December 31, 2021). The following table sets forth the maximum number of Performance RSUs awarded by the Compensation Committee to our NEOs on March 13, 2019:

Name	Maximum Performance RSUs
Steven H. Gunby	50,184
Ajay Sabherwal	6,092
Paul Linton	6,092
Curtis P. Lu	6,092
Holly Paul	6,092

(14) Represents the unvested RSAs, which were awarded to our NEOs (other than our CEO) as 2018 LTIP by the Compensation Committee under the 2017 Plan, with a grant date of March 7, 2018. Such unvested portions of the RSAs vested on a pro rata basis on March 7, 2020 and will vest on a pro rata basis on March 7, 2021, such that all unvested RSAs will be fully vested as of March 7, 2021.

(15) Represents the target number of unearned Performance RSUs, which were awarded to our NEOs (other than our CEO) as 2018 LTIP by the Compensation Committee under the 2017 Plan, with a grant date of March 7, 2018 (subject to performance conditions based on Relative TSR for the three-year performance measurement period beginning January 1, 2018 and ending December 31, 2020). The following table sets forth the maximum number of Performance RSUs awarded by the Compensation Committee to our other NEOs on March 7, 2018:

Name	Maximum Performance RSUs
Ajay Sabherwal	8,917
Paul Linton	8,917
Curtis P. Lu	8,917
Holly Paul	8,917

(16) Represents option shares that may be acquired upon exercise of the vested and exercisable portions of the stock option granted by the Compensation Committee as an employment inducement award pursuant to Rule 303A.08 of the NYSE outside the 2009 Plan, on account of a portion of the executive officer's sign-on bonus for joining the Company. The stock option represents the right to acquire option shares following the applicable vesting date upon exercise and payment of the exercise price, equal to the number of option shares for which the stock option is being exercised by the holder on such date. The stock option became fully vested and exercisable as of August 25, 2017.

OPTION EXERCISES AND STOCK VESTED

The following table shows the number of shares of our Common Stock acquired during the fiscal year ended December 31, 2019 upon the exercise of stock options and the vesting of restricted stock awards:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (a)	Value Realized on Exercise [1] ($) (b)	Number of Shares Acquired on Vesting (#) (c)	Value Realized on Vesting [2] ($) (d)
Steven H. Gunby:				
Options	—	—	—	—
Stock	—	—	80,645	5,719,126
Ajay Sabherwal:				
Options	—	—	—	—
Stock	—	—	6,386	587,558
Paul Linton:				
Options	2,210	143,605	—	—
Stock	—	—	14,233	1,003,273
Curtis P. Lu:				
Options	—	—	—	—
Stock	—	—	14,233	1,003,273
Holly Paul:				
Options	9,574	467,767	—	—
Stock	—	—	16,733	1,279,873

(1)   The value realized upon the exercise of stock options is computed by multiplying (a) the difference between (i) the market price of the underlying shares at the exercise date and (ii) the exercise price of the option, by (b) the number of shares for which the option was exercised.

(2)   The value realized on vesting of restricted stock is computed by multiplying (a) the market value of the shares of Common Stock at the vesting date, by (b) the number of restricted shares that vested on that date.

EMPLOYMENT AGREEMENTS AND TERMINATION AND CHANGE IN CONTROL PAYMENTS

EMPLOYMENT ARRANGEMENTS

Steven H. Gunby. The Company and Steven H. Gunby are parties to the CEO Employment Agreement, which currently expires on April 1, 2025, subject to automatic renewal for successive one-year terms unless Mr. Gunby's employment has been otherwise terminated or Mr. Gunby or the Company provide 120 days' or 90 days', respectively, prior written notice of non-renewal. The CEO Employment Agreement provides for payments upon certain termination events, subject to the execution of a release of claims, due to termination by the Company with and without "Cause," termination by Mr. Gunby with and without "Good Reason," or "Disability" (each, as defined in the CEO Employment Agreement), or death. See the section titled "Information About Our Executive Officers and Compensation—Compensation Discussion and Analysis—Other Compensation—Termination Payments" beginning on page 66 of this Proxy Statement for additional information regarding payments to our CEO on certain termination events. The CEO Employment Agreement also provides that the CEO's AIP threshold bonus opportunity will be not less than 75% and not more than 100% of base salary, AIP target bonus opportunity will be not less than 150% and not more than 200% of base salary and AIP maximum bonus opportunity will be not less than 225% and not more than 300% of base salary. The CEO Employment Agreement contains non-competition provisions that will continue for 18 months following the last day of employment. During that period, Mr. Gunby also will be prohibited from (i) soliciting any entity or person that has been a client, customer, employee, contractor or vendor of the Company to terminate its relationship with the Company or (ii) interfering with any relationship of the Company. Mr. Gunby also agrees not to use or disclose confidential or proprietary information of the Company in violation of the CEO Employment Agreement.

Ajay Sabherwal, Paul Linton, Curtis P. Lu and Holly Paul. The Company entered into the applicable Officer Employment Letters with our CFO, CSTO, GC and CHRO. The Officer Employment Letters provide for at-will employment, subject to certain terms relating to each officer's applicable annual cash base salary, sign-on bonus, bonus opportunities and severance and bonus protection upon certain termination events. The Officer Employment Letters provide for payments upon certain termination events, subject to the execution of a release of claims, due to termination by the Company without "Cause," termination by the applicable executive officer with "Good Reason," or "Disability" (each, as defined in the applicable Officer Employment Letter) or death, or within 18 months following a "Change in Control" (as defined in the shareholder approved equity compensation plan then in effect). See the section titled "Information About Our Executive Officers and Compensation—Compensation Discussion and Analysis—Other Compensation—Termination Payments" beginning on page 66 of this Proxy Statement for additional information regarding payments to these NEOs on certain termination events. The Officer Employment Letters contain non-competition provisions that will continue for 12 months following the last day of employment. During that period, the executive officer will be prohibited from soliciting any entity or person that has been a client, customer, employee, contractor or vendor of the Company to terminate its relationship with the Company. The executive officer also agrees not to use or disclose confidential or proprietary information of the Company in violation of his or her Officer Employment Letter.

NO SINGLE TRIGGER VESTING OF EQUITY AWARDS ON A CHANGE IN CONTROL

Equity awards granted on or after June 3, 2015 are not subject to automatic "single trigger" vesting acceleration upon a Change in Control. If an NEO's service with the Company or any of its affiliates is involuntarily terminated by the Company or any of its affiliates for any reason other than Cause or as a result of death or Disability, or pursuant to an NEO's Good Reason termination right (which terms have the meanings assigned to them in the applicable NEO's employment arrangements or the applicable equity award agreement) following not less than a one-year period (and not more than a two-year period) after a Change in Control, any applicable outstanding awards granted to such NEO, which have not yet vested will immediately vest or vest and become exercisable, and all restrictions on such awards will immediately lapse.

TERMINATION PAYMENTS

As noted above, the CEO and other NEOs will receive certain payments and benefits upon certain qualifying terminations of employment. We believe that it is in the best interests of the Company to provide for such termination payments and benefits as they tie the interests of the NEOs to those of the Company, secure the services of the NEOs and serve as a deterrent to an NEO voluntarily leaving the Company's employ. In addition, they may serve as consideration for the agreements of certain NEOs not to compete with the Company, not to solicit employees and clients of the Company, and not to use or disclose proprietary information of the Company. The following schedule and corresponding footnotes contain more details regarding the potential amounts and benefits payable upon various qualifying terminations of employment and the circumstances upon which such amounts and benefits are payable.

Termination and Change in Control Payment Amounts

The following table sets forth the payments that may be received by each of our NEOs as if his or her employment terminated as of December 31, 2019:

Name	Termination for Any Reason Other than Any Termination by the Company without Cause, by the Executive Officer with Good Reason, Due to Death or Disability or Change in Control ($) (a)	Termination for Any Reason Other than Any Termination by the Company without Cause, by the Executive Officer with Good Reason ($) (b)	Termination by the Company without Cause or by the Executive Officer with Good Reason Coincident with or 18 Months Following a Change in Control [1] ($) (c)	Death or Disability [2] ($) (d)	Change in Control ($) (e)
Steven H. Gunby					
Annual Cash Base Salary	—	—	—	—	—
AIP: [3]					
Unpaid AIP for Year Prior to Termination	—	—	—	—	—
Prorated AIP Based on Financial Metrics for Year of Termination at Maximum	—	1,687,500	1,687,500	1,687,500	—
Prorated AIP for Year of Termination Based on Prior Year's Individual Performance at Actual	—	562,500	562,500	562,500	—
Equity Awards [4]	—	21,767,184	21,767,184	21,767,184	21,767,184
Cash-Based LTIP Awards [5]	—	—	3,697,149	3,697,149	3,697,149
LTIP Performance Units [6]	—	—	18,360,486	18,360,486	18,360,486
Severance Payment [7]	—	5,000,000	5,000,000	—	5,000,000
Health and Welfare Benefits [8]	—	25,858	25,858	25,858	25,858
Total	**—**	**29,043,042**	**51,100,677**	**46,100,677**	**48,850,677**

Name	Termination for Any Reason Other than Any Termination by the Company without Cause, by the Executive Officer with Good Reason, Due to Death Or Disability or Change in Control ($) (a)	Termination for Any Reason Other than Any Termination by the Company without Cause, by the Executive Officer with Good Reason ($) (b)	Termination by the Company without Cause or by the Executive Officer with Good Reason Coincident with or 18 Months Following a Change in Control [1] ($) (c)	Death or Disability [2] ($) (d)	Change in Control ($) (e)
Ajay Sabherwal					
Annual Cash Base Salary	—	—	—	—	—
AIP: [3]					
Unpaid AIP for Year Prior to Termination	—	—	—	—	—
Prorated AIP Based on Financial Metrics for Year of Termination at Maximum	—	550,000	550,000	550,000	—
Prorated AIP for Year of Termination Based on Prior Year's Individual Performance at Actual	—	275,000	275,500	275,500	—
Equity Awards [4]	—	1,694,417	1,694,417	1,694,417	1,694,417
Cash-Based LTIP Awards [5]	—	—	—	—	—
LTIP Performance Units [6]	—	—	2,767,883	2,767,883	2,767,883
Severance Payment [9]	—	550,000	550,000	—	1,100,000
Health and Welfare Benefits [8]	—	18,311	18,311	18,311	18,311
Total	**—**	**3,087,728**	**5,855,611**	**5,305,611**	**5,580,611**
Paul Linton					
Annual Cash Base Salary	—	—	—	—	—
AIP: [3]					
Unpaid AIP for Year Prior to Termination	—	—	—	—	—
Prorated AIP Based on Financial Metrics for Year of Termination at Maximum	—	550,000	550,000	550,000	—
Prorated AIP for Year of Termination Based on Prior Year's Individual Performance at Actual		275,000	275,000	275,000	—
Equity Awards [4]	—	7,630,310	7,630,310	7,630,310	7,630,310
Cash-Based LTIP Awards [5]	—	—	—	—	—
LTIP Performance Units [6]	—	—	2,767,883	2,767,883	2,767,883
Severance Payment [9]	—	550,000	550,000	—	1,100,000
Health and Welfare Benefits [8]	—	17,875	17,875	17,875	17,875
Total	**—**	**9,023,185**	**11,791,068**	**11,241,068**	**11,516,068**
Curtis P. Lu					
Annual Cash Base Salary	—	—	—	—	—
AIP: [3]					
Unpaid AIP for Year Prior to Termination	—	—	—	—	—
Prorated for AIP Based on Financial Metrics for Year of Termination at Maximum	—	550,000	550,000	550,000	—
Prorated AIP for Year of Termination Based on Prior Year's Individual Performance at Actual		275,000	275,000	275,000	—
Equity Awards [4]	—	1,766,323	1,766,323	1,766,323	1,766,323
Cash-Based LTIP Awards [5]	—	—	—	—	—
LTIP Performance Units [6]	—	—	2,767,883	2,767,883	2,767,883
Severance Payment [9]	—	550,000	550,000	—	1,100,000
Health and Welfare Benefits [8]	—	20,733	20,733	20,733	20,733
Total	**—**	**3,162,056**	**5,929,939**	**5,379,939**	**5,654,939**

Name	Termination for Any Reason Other than Any Termination by the Company without Cause, by the Executive Officer with Good Reason, Due to Death Or Disability or Change in Control ($) (a)	Termination for Any Reason Other than Any Termination by the Company without Cause, by the Executive Officer with Good Reason ($) (b)	Termination by the Company without Cause or by the Executive Officer with Good Reason Coincident with or 18 Months Following a Change in Control [1] ($) (c)	Death or Disability [2] ($) (d)	Change in Control ($) (e)
Holly Paul					
Annual Cash Base Salary	—	—	—	—	—
AIP: [3]					
Unpaid AIP for Year Prior to Termination	—	—	—	—	—
Prorated AIP Based on Financial Metrics for Year of Termination at Maximum	—	550,000	550,000	550,000	—
Prorated AIP for Year of Termination Based on Prior Year's Individual Performance at Actual	—	275,000	275,000	275,000	—
Equity Awards [4]	—	2,997,548	2,997,548	2,997,548	2,997,548
Cash-Based LTIP Awards [5]	—	—	—	—	—
LTIP Performance Units [6]	—	—	2,767,883	2,767,883	2,767,883
Severance Payment [9]	—	550,000	550,000	—	1,100,000
Health and Welfare Benefits [8]	—	19,339	19,339	19,339	19,339
Total	**—**	**4,391,887**	**7,159,770**	**6,609,770**	**6,884,770**

(1) The amounts in Column (c) assume that both the termination without Cause and Change in Control occurred on December 31, 2019.

(2) On termination for death or Disability, our NEOs are eligible to receive the earned and unpaid portion of any AIP for the year prior to termination and a prorated annual incentive cash bonus for the year of termination based on (i) actual financial performance for the year of termination, plus (ii) an amount on account of the individual performance component of AIP (if an applicable performance measure) determined based on such officer's individual performance AIP awarded and paid in the year prior to the year of termination. The amount shown includes 2019 AIP for the full year on account of financial and individual performance. No amount is shown in the table above in respect of the year prior to termination since such amount was previously paid at the beginning of 2019.

(3) On termination for any reason, our CEO and other NEOs are eligible to receive the earned and unpaid portion of any AIP for the year prior to termination. No amount is shown in the table above in respect of the year prior to termination since such amount was previously paid at the beginning of 2019. In addition, in the event of termination by the Company without Cause, by an NEO for Good Reason or due to death or disability, our CEO and other NEOs are eligible to receive prorated AIP bonus for the year of termination based on (i) actual financial performance for the year of termination, plus (ii) an amount on account of the individual performance component of AIP (if an applicable performance measure) determined based on such officer's individual performance AIP awarded and paid in the year prior to the year of termination. The amounts shown include 2019 AIP for the full year on account of financial and individual performance.

(4) RSAs have been valued based on $110.66 (the closing price per share of Common Stock as reported on the NYSE for December 31, 2019). Stock options have been valued based on the difference between the applicable exercise price and $110.66 (the closing price per share of Common Stock as reported on the NYSE for December 31, 2019).

(5) Cash-based SARs have been valued based on the difference between the applicable base price and $110.66 (the closing price per share of Common Stock as reported on the NYSE for December 31, 2019).

(6) Performance RSUs awarded to our NEOs on March 6, 2017 and March 13, 2019, and to our CEO on March 12, 2018 and the other NEOs on March 7, 2018, have been valued as (i) the total number of shares granted at $110.66 (the closing price per share of Common Stock as reported on the NYSE for December 31, 2019) multiplied by (ii) the payout ratio for each award as of December 31, 2019 based on a third-party valuation.

(7) As of December 31, 2019, upon termination by the Company without Cause or termination by the CEO with Good Reason, our CEO was eligible to receive a cash severance payment equal to two times (2x) the sum of (i) his annual cash base salary plus (ii) target bonus for the year of termination. See the section titled "Information About Our Executive Officers and Compensation—Compensation Discussion and Analysis—Other Compensation—Termination Payments" beginning on page 66 of the Proxy Statement for additional information.

(8) Health and welfare benefits represent the current costs of continuing group health and group life insurance coverage for the CEO and his eligible dependents for 18 months after termination, and for the other NEOs and their eligible dependents for 12 months after termination.

(9) As of December 31, 2019, upon termination by the Company without Cause or termination by the NEO with Good Reason, each of our CFO, CSTO, GC and CHRO will be entitled to one times (1x) annual cash base salary continuation for a period of 12 months, provided that such amount will be increased to one times (1x) the sum of (i) 12 months of annual cash base salary plus (ii) target bonus for the year of termination if the applicable NEO's employment is terminated by the Company (or its successor) without Cause or by the applicable NEO for Good Reason during the 18-month period following a Change in Control. The amount shown includes 2019 AIP for the full year at target. See the section titled "Information About Our Executive Officers and Compensation—Compensation Discussion and Analysis—Other Compensation—Termination Payments" beginning on page 66 of the Proxy Statement for additional information.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K promulgated by the SEC, we are providing the pay ratio of the annual total compensation of our CEO compared to the annual total compensation of our median compensated employee (the "CEO Pay Ratio") for the year ended December 31, 2019.

In order to identify our 2019 median employee, we (i) analyzed annual base salary, bonus and overtime compensation of individuals employed as of December 31, 2019, (ii) annualized the compensation of permanent employees hired during 2019, and (iii) used the exemption permitted under Item 402(u) of Regulation S-K to exclude employees from eight countries — Argentina (19), Brazil (38), China (63), Colombia (63), Finland (10), India (83), Indonesia (4), Mexico (18), totaling 298 employees, comprising less than 5% of our total employee population as of December 31, 2019, resulting in a net employee population of 5,758, out of our original employee population of 6,056 prior to such exclusions.

We calculated the 2019 median employee's annual total compensation for the year ended December 31, 2019 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. The total compensation for the 2019 median employee, a U.S. based senior consultant, includes annual base salary, bonus and Company matching contributions under our 401(k) Plan. The 2019 median employee's total compensation for purposes of determining the CEO Pay Ratio was $121,383; and the 2019 total compensation of our CEO for the purposes of determining the CEO Pay Ratio was $7,261,144.

Based on this information, our 2019 CEO Pay Ratio was 60 to 1.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

REVIEW AND APPROVAL OF RELATED PARTY TRANSACTIONS

The Company's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the Company, directors and executive officers with respect to related person transactions, and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be, directly or indirectly, material to a related person are disclosed in this Proxy Statement. As set forth in the Audit Committee Charter, the Audit Committee reviews and approves transactions with related persons, including contracts or other transactions between or among the Company or a subsidiary or affiliate, on the one hand, and an officer, director or nominee for director, an immediate family member of an officer, director or nominee for director, a company, firm or entity in which an officer, director or nominee for director serves as an officer or partner or has a material interest, or a beneficial holder of more than 5% of the Company's voting securities, on the other hand. In the course of its review, approval and ratification, the Audit Committee considers factors such as:

- the financial and other terms of the transaction, and whether such terms are substantially equivalent to terms that could be negotiated with third parties;

- the nature of the related person's interest in the transaction;

- the importance of the transaction to the related person and to the Company;

- the likelihood that the transaction would influence the judgment of a director or executive officer to not act in the best interests of the Company; and

- any other matters that the Audit Committee deems appropriate.

2019 RELATED PARTY TRANSACTIONS

In the ordinary course of business, we enter into commercial transactions to provide consulting and advisory services, from time to time, with clients or their affiliates for which our directors serve as directors and/or executive officers. All of those transactions have been approved by the Audit Committee of the Company. We consider these transactions to be arm's length, and we do not believe that the directors had or have any material direct or indirect pecuniary or other interests in such engagements. Additionally, from time to time, in the ordinary course of business, a beneficial owner of more than 5% of the Company's voting securities, such as those discussed below, directly or indirectly, on behalf of itself and/or affiliates, enters into engagements for consulting and advisory services with the Company and our affiliates on an arm's length negotiated basis. Such engagements may or may not be with affiliates identified as having an interest in our shares of Common Stock. All such engagements comply with the Audit Committee's policy for related party transactions.

On February 10, 2020, BlackRock, Inc. ("BlackRock") filed a Form 13G/A with the SEC reporting beneficial ownership of shares of our Common Stock, representing 11.9% of our outstanding shares of Common Stock as of the close of business on the Record Date. Exhibit A to the Form 13G/A identifies certain affiliates that have rights to receive dividends and proceeds from the sale of shares of our Common Stock and reports that no one person's interest is more than 5% of the total outstanding shares of Common Stock, except that BlackRock Fund Advisors beneficially owns 5% or greater of our outstanding shares of Common Stock. From time to time, in the ordinary course of our business, BlackRock, directly or indirectly, on behalf of itself and/or affiliates, has entered into engagements for consulting and advisory services with the Company and our affiliates on an arm's-length negotiated basis. Such engagements may or may not be with affiliates identified as having an interest in our shares. During calendar year 2019, revenues from engagements with BlackRock and its affiliates aggregated $1,404,256.

On February 7, 2020, FMR LLC ("FMR") filed a Form 13G/A with the SEC reporting beneficial ownership of shares of our Common Stock, representing 10.2% of our outstanding shares of Common Stock as of the close of business on the Record Date. Exhibit A to the Form 13G/A identifies certain affiliates that have rights to receive dividends and proceeds from the sale of shares of our Common Stock and reports that no one person's interest is more than 5% of the total outstanding shares of Common Stock, except that FMR CO., Inc. beneficially owns 5% or greater of our outstanding shares of Common Stock. From time to time, in the ordinary course of our business, FMR, directly or indirectly, on behalf of itself and/or affiliates, has entered into engagements for consulting and advisory services with the Company and our affiliates on an arm's-length negotiated basis. Such engagements may or may not be with affiliates identified as having an interest in our shares. During calendar year 2019, revenues from engagements with FMR and its affiliates aggregated $2,344,860.

On February 12, 2020, Vanguard Group Inc. ("Vanguard") filed a Form 13G/A with the SEC reporting beneficial ownership of shares of our Common Stock, representing 10.6% of our outstanding shares of Common Stock as of the close of business on the Record Date. Vanguard, directly or indirectly, on behalf of itself and/or affiliates, has entered into engagements for consulting and advisory services with the Company and our affiliates on an arm's-length negotiated basis. Such engagements may or may not be with affiliates identified as having an interest in our shares. During calendar year 2019, revenues from engagements with Vanguard and its affiliates aggregated $262,126.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for services rendered by KPMG as our independent registered public accounting firm for the full years ended December 31, 2018 and 2019. In connection with the audit of the 2018 and 2019 financial statements, we entered into engagement agreements with KPMG that set forth the terms by which KPMG performs audit services for the Company.

	2018 ($)	2019 ($)
	(in thousands)	
Audit Fees	2,559	2,991
Audit-Related Fees	—	—
Tax Fees	10	60
All Other Fees	5	5
Total	**2,574**	**3,056**

Audit fees are fees we paid KPMG for the audit and quarterly reviews of our consolidated financial statements, assistance with and review of documents filed with the SEC, comfort letters, consent procedures, accounting consultations related to transactions, and the adoption of new accounting pronouncements and audits of our subsidiaries that are required by statute or regulation. In 2019, approximately $2,991,000 in fees were incurred for audit (including the audit of internal controls over financial reporting) and quarterly review services provided in connection with periodic reports filed under the Exchange Act, statutory audits, consultations and comfort letters. Audit fees for 2019 also included approximately $60,000 and $70,000 in fees incurred related to the audit of FTI Capital Advisors, LLC, a FINRA member firm, and FTI Capital Advisors Canada, LLC, respectively. Tax fees primarily include tax compliance and planning services. All other fees include fees related to the Company's use of KPMG's research tool.

KPMG has confirmed to us its independence with respect to the Company under all relevant professional and regulatory standards.

For 2018 and 2019, the Audit Committee or a subcommittee of the Audit Committee pre-approved all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our independent registered public accounting firm, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act. The Audit Committee may delegate to one or more members or subcommittees the authority to grant pre-approvals of audit and permitted non-audit services, provided, however, that such member or subcommittee will be required to present its determinations to the Audit Committee at its next scheduled meeting.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following report of the Audit Committee shall not be deemed to be "soliciting material" or to otherwise be considered "filed" with the Securities and Exchange Commission (the "SEC"), nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The Audit Committee assists the Board of Directors (the "Board") of FTI Consulting, Inc., a Maryland corporation (the "Company"), in overseeing and monitoring the integrity of the Company's financial reporting process, the Company's compliance with legal and regulatory requirements, its internal control and disclosure control systems, the integrity and audit of its consolidated financial statements, the qualifications and independence of its independent registered public accounting firm, and the performance of its internal auditors and independent registered public accounting firm.

The Audit Committee's role and responsibilities are set forth in a written Charter of the Audit Committee, last amended and restated as of February 23, 2011 (the "Audit Committee Charter"). We review and reassess the Audit Committee Charter annually, and more frequently as necessary, to address any new, or changes to, rules relating to audit committees, and recommend any changes to the Nominating and Corporate Governance Committee and the Board for approval. A copy of the Audit Committee Charter is publicly available and can be found on the Company's website under "About — Governance" at https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/charter-of-the-audit-committee-of-the-board-of-directors.pdf.

The Audit Committee currently consists of four independent non-employee directors, recommended by the Nominating and Corporate Governance Committee and appointed by the Board: Nicholas C. Fanandakis (Chair), Mark S. Bartlett, Vernon Ellis and Gerard E. Holthaus. All of the members of the Audit Committee qualify as financially literate and are able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flow statement, and related notes. The Board determined that all members of the Audit Committee qualify as "audit committee financial experts."

The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Company's independent registered public accounting firm also reviews the Company's quarterly financial statements. Management is responsible for the Company's financial statements and the financial reporting process, including internal controls. In addition, the Company's independent registered public accounting firm is responsible for performing an audit of the Company's internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board ("PCAOB") and for issuing a report thereon. We, the Audit Committee, are responsible for monitoring and overseeing the annual audit process, and discussing with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits.

We meet periodically with the Company's management and internal auditor, and independent registered public accounting firm, both together and separately. We review and discuss any deficiencies in the Company's internal control over financial reporting with the Company's independent registered public accounting firm and management's response. The Audit Committee engaged KPMG LLP ("KPMG") as the Company's independent registered public accounting firm for the quarters and year ended December 31, 2019. KPMG attended five meetings of the Audit Committee and separately met five times with the Audit Committee in closed sessions without management being present with respect to audit, financial reporting and internal control matters during calendar year 2019. One or more members of management attended all regular and special meetings of the Audit Committee, and management separately met five times with the Audit Committee in closed sessions with respect to audit, financial reporting and internal control matters during calendar year 2019. The Audit Committee separately met with the Vice President, Internal Audit of the Company four times in closed session during calendar year 2019. The Chair of the Audit Committee was delegated the authority by the Audit Committee to meet more frequently with the Vice President, Internal Audit, without management and other committee members being present, and management without other committee members being present, and he reported back to the other members of the Audit Committee with respect to those meetings. In this context, the Audit Committee hereby reports as follows:

(1)   We have reviewed and discussed the Company's audited consolidated financial statements as of and for the year ended December 31, 2019 with management and the independent registered public accounting firm. Management represented to the Audit Committee that the consolidated financial statements of the Company were prepared in accordance with U.S. generally accepted accounting principles.

(2)   The Audit Committee discussed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. These matters included a discussion of KPMG's judgments about the quality (not just the acceptability) of the accounting practices of the Company and accounting principles as applied to the financial reporting of the Company.

(3) The Audit Committee received from KPMG the written disclosures and letter required by the applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence, and the Audit Committee discussed with KPMG its independence. The Audit Committee further considered whether the provision by KPMG of any non-audit services described elsewhere in this Proxy Statement is compatible with maintaining auditor independence and determined that the provision of those services does not impair KPMG's independence. We pre-approve the non-audit services performed by KPMG.

(4) The Audit Committee reviewed, and discussed with management and KPMG, management's report and KPMG's report on internal control of our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

(5) Based upon the review and discussion referred to in paragraphs (1) through (3) above, and the Audit Committee's review of the representations of management and the disclosures by the independent registered public accounting firm to the Audit Committee, we recommended to the Board that the audited consolidated financial statements be included in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2019 for filing with the SEC. We have concluded that KPMG, the Company's independent registered public accounting firm for fiscal 2019, is independent from the Company and its management.

We have appointed KPMG as the Company's independent registered public accounting firm for the year ending December 31, 2020.

This Report is submitted by the members of the Audit Committee of the Board of Directors of FTI Consulting, Inc., a Maryland corporation.

Audit Committee

Nicholas C. Fanandakis, Chair

Mark S. Bartlett

Vernon Ellis

Gerard E. Holthaus

April 16, 2020

PROPOSALS FOR THE 2021 ANNUAL MEETING OF SHAREHOLDERS

We did not receive any shareholder proposals prior to the deadline for 2020 proposals described in our proxy statement for the 2019 Annual Meeting. If you want to present a proposal in our proxy statement for the 2021 annual meeting of shareholders, send the proposal to FTI Consulting, Inc., Attn: Corporate Secretary, at our principal executive office located at 555 12th Street NW, Washington, D.C. 20004. Shareholders intending to present a proposal at our annual meeting must comply with the requirements and provide the information set forth in our current Bylaws. Under our current Bylaws, a shareholder must deliver notice of a proposal and any required information to our Corporate Secretary not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting of shareholders, provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the shareholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting, as originally convened, or the tenth day following the day on which public announcement of such meeting is first made. A shareholder's notice to the Corporate Secretary must be in writing and set forth as to each matter such shareholder proposes to bring before the annual meeting of shareholders the information and materials required by our current Bylaws. For the annual meeting of shareholders in 2021, we must receive this notice no earlier than November 17, 2020 and no later than 5:00 p.m., Eastern Time, on December 17, 2020. If a shareholder wishes to submit a proposal at the 2021 annual meeting and to have that proposal included in management's proxy statement in accordance with Rule 14a-8, the proposal must be submitted in accordance with Rule 14a-8 and be received by the Corporate Secretary no less than 120 days before the date our proxy statement was released to shareholders in connection with our previous year's annual meeting of shareholders, which will be December 17, 2020.

FTI CONSULTING, INC. 2017 OMNIBUS INCENTIVE COMPENSATION PLAN
(INCORPORATING AMENDMENT NO. 1)

FTI CONSULTING, INC.
2017 OMNIBUS INCENTIVE COMPENSATION PLAN

(Adopted Effective as of June 7, 2017, as Amended Effective as of June 3, 2020)

ARTICLE I

ESTABLISHMENT AND OBJECTIVES OF PLAN

This FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan, as hereby adopted by the Board of Directors on March 28, 2017, and approved by stockholders on June 7, 2017, as further amended from time to time, is hereafter referred to as the *"Plan."* FTI Consulting, Inc., a Maryland corporation (the *"Company"*) has established this Plan for the benefit of non-employee directors, employees, officers and other individual service providers of the Company and its Affiliates. The Plan is intended to advance the interests of the Company by providing the Company an advantage in attracting and retaining such persons and by providing such persons with additional incentives to serve the Company by increasing their proprietary interest in the success of the Company.

ARTICLE II

DEFINITIONS

For purposes of the Plan, the following terms shall have the following meanings:

2.1 *"Account"* means, with respect to each Participant that is a Key Employee, a separate bookkeeping reserve account, which may include separate sub-accounts for restricted stock units, stock units or cash amounts credited under the Plan to such Key Employee.

2.2 *"Affiliate"* means any entity, whether now or hereafter existing, which controls, is controlled by, or is under common control with, the Company (including, but not limited to, joint ventures, limited liability companies, and partnerships), as determined by the Committee.

2.3 *"Award"* means any stock option, stock appreciation right, stock award, phantom stock award, performance award, Restricted Stock Unit, Stock Unit or other stock-based award relating to the Common Stock or other securities of the Company granted pursuant to the provisions of the Plan, or any cash-based awards granted pursuant to the provisions of the Plan.

2.4 *"Board"* means the Board of Directors of the Company.

2.5 *"Bonus"* means the incentive compensation bonus payment, if any, awarded to a Key Employee pursuant to a Performance-Based Incentive Compensation Plan that a Key Employee may receive with respect to a Plan Year.

2.6 *"Bonus Payment Date"* means the date on which the Bonus becomes payable with respect to a Plan Year, without regard to any Deferral Election respecting such Bonus.

2.7 *"Change in Control"* means: (1) the acquisition (other than from the Company) in one or more transactions by any Person, as defined below, of the "beneficial ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of (A) the then outstanding shares or the securities of the Company, or (B) the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors (the "Company Voting Stock"); (2) the closing of a sale or other conveyance of all or substantially all of the assets of the Company; or (3) the effective time of any merger, share exchange, consolidation, or other business combination involving the Company if immediately after such transaction persons who hold a majority of the outstanding voting securities entitled to vote generally in the election of directors of the surviving entity (or the entity owning 100% of such surviving entity) are not persons who, immediately prior to such transaction, held a majority of the Company Voting Stock. For purposes hereof, a *"Person"* means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, other than employee benefit plans sponsored or maintained by the Company or by entities controlled by the Company. Notwithstanding the foregoing, for purposes of any Award hereunder that constitutes *"nonqualified deferred compensation"* (within the meaning of Section 409A) and that is settled, payable or otherwise distributable upon a Change in Control, a Change in Control shall not be deemed to occur hereunder unless such event is also a *"change in ownership,"* a *"change in effective control"* or a *"change in the ownership of a substantial portion of the assets"* of the Company (within the meaning of Section 409A).

2.8 *"Code"* means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder. A reference to any provision of the Code shall include reference to any successor provision of the Code.

2.9 *"Code Section 162(m)"* means Section 162(m) of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder.

2.10 *"Code Section 409A"* means Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder.

2.11 *"Committee"* means the Compensation Committee of the Board (or any successor Board committee as may be designated by the Board from time to time), comprised (to the extent determined to be necessary or advisable by the Board) of directors who are *"independent directors"* for purposes of the applicable exchange requirements, who are *"outside directors"* within the meaning of Code Section 162(m), and who are *"non-employee directors"* within the meaning of Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act.

2.12 *"Common Stock"* means shares of common stock, par value of $0.01 per share, of the Company.

2.13 *"Deferrable Bonus"* means 33.33% of a Key Employee's Bonus (or such other amount or percentage of the Bonus that the Committee determines from time to time is eligible to be deferred under the Plan), provided that any Bonus (or portion thereof) that is paid to a Key Employee after termination of employment shall not constitute a Deferrable Bonus under the Plan.

2.14 *"Deferral Election"* means a written election made in accordance with the provisions of Article IV to defer receipt of a Key Employee's Deferrable Bonus (or a portion thereof) pursuant to the Plan.

2.15 *"Disability" or "Disabled"* shall have the meaning ascribed thereto under Code Section 409A(a) (2)(C), provided that for purposes of the grant of any incentive stock option under the Plan, the term "Disability" shall have the meaning attributed to such term under Code Section 22(e)(3).

2.16 *"Elected Payment Date"* shall have the meaning ascribed to such term under Section 4.4 of the Plan.

2.17 *"Eligible Service Provider"* means a person who is an employee (including any Key Employee), officer, non-employee director or such other individual service provider of the Company or an Affiliate, as may be determined by the Committee from time to time to be eligible to participate in the Plan. Once an Eligible Service Provider, a person shall continue to be an Eligible Service Provider until determined by the Committee to be ineligible to participate in the Plan (or such person's service with the Employer ceases).

2.18 *"Employer"* means the Company and each of its Affiliates.

2.19 *"Exchange Act"* means the Securities Exchange Act of 1934, as amended, and any successor thereto.

2.20 *"Fair Market Value"* means, with respect to a share of the Common Stock on the relevant date, the closing price, regular way, reported on the New York Stock Exchange or if no sales of the Common Stock are reported on the New York Stock Exchange for that date, the closing price for the last previous day for which sales were reported on the New York Stock Exchange. If the Common Stock is no longer listed on the New York Stock Exchange, the Committee may designate such other exchange, market or source of data as it deems appropriate for determining such value for the purposes of the Plan taking into account the requirements of Code Section 409A. For all purposes under the Plan, the term *"relevant date"* as used herein means either the date as of which Fair Market Value is to be determined or the next preceding date on which public trading of the Common Stock occurs, as determined in the Committee's discretion. Notwithstanding the foregoing, for purposes of the grant of stock options and stock appreciation rights under the Plan, *"Fair Market Value"* may be determined by the Committee under any method available under Code Section 409A.

2.21 *"Grant Agreement"* means a written or electronic document memorializing the terms and conditions of an Award granted pursuant to the provisions of the Plan.

2.22 *"Grant Date"* means the date authorized by the Committee for the grant of an Award under the Plan.

2.23 *"Key Employee"* means a person who is an employee of the Company or of an Affiliate and who holds the position of Senior Managing Director or higher, or such other highly compensated position, as may be determined by the Committee from time to time. Once a Key Employee, a person shall continue to be a Key Employee until otherwise determined by the Committee (or such person's employment with the Employer ceases). Notwithstanding the foregoing, officers designated as Section 16 officers under the Exchange Act by the Board shall not be treated as Key Employees under the Plan.

2.24 *"Participant"* means an Eligible Service Provider to whom an Award has been granted pursuant to the Plan.

2.25 *"Payment Election"* means a written election made in accordance with the provisions of Article IV to select an Elected Payment Date with regard to an Award of Stock Units granted under the Plan to a Key Employee.

2.26 *"Performance-Based Compensation"* means performance-based compensation payable based on services performed over a specified performance period, determined in accordance with Code Section 409A and Code Section 162(m).

2.27 *"Performance-Based Incentive Compensation Plan"* means any plan, policy or program (or portion thereof) that provides for Performance-Based Compensation or bonuses, and which plan, policy or program (or portion thereof) is designated by the Company to be a Performance-Based Incentive Compensation Plan for purposes of the Plan. The Company may add or eliminate such designation for any plan, policy or program (or portion thereof) at any time in its discretion. No Performance-Based Compensation or bonus shall be eligible for deferral under the Plan unless the plan, policy or program (or portion thereof) that provides for such payment is designated by the Company as a Performance-Based Incentive Compensation Plan.

2.28 *"Plan"* means this FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan, as amended or restated from time to time.

2.29 *"Plan Year"* means any 12-month period during the term of the Plan coinciding with a calendar year.

2.30 *"Restricted Stock Unit"* means the expression on the Company's books of a unit which is equivalent to one share of Common Stock, which unit is subject to any restrictions that the Committee, in its discretion, may impose.

2.31 *"Separation from Service"* means a "separation from service" with respect to the Employer, within the meaning of Code Section 409A(a)(2)(A)(i).

2.32 *"Specified Employee"* shall have the meaning attributed to such term under Code Section 409A(a)(2)(B)(i) and the applicable provisions of Treasury Regulation Section 1.409A-1(i).

2.33 *"Stock Unit"* means the expression on the Company's books of a unit which is equivalent to one share of Common Stock.

2.34 *"Unforeseeable Emergency"* shall have the meaning described thereto under Code Section 409A(a)(2)(B)(ii).


ARTICLE III

ADMINISTRATION OF THE PLAN


3.1 *Administrator.* Except as otherwise provided herein or as the Board may determine from time to time, the Plan shall be administered by the Committee.

3.2 *Powers of the Committee.* The Committee shall have all the powers vested in it by the terms of the Plan, such powers to include authority, in its sole and absolute discretion, to grant Awards under the Plan, prescribe Grant Agreements evidencing such Awards and establish programs for granting Awards. The Committee shall have full power and authority to take all other actions necessary to carry out the purpose and intent of the Plan, including, but not limited to, the authority to: (1) determine the Eligible Service Providers to whom, and the time or times at which Awards shall be granted; (2) determine the types of Awards to be granted; (3) determine the number of shares or monetary value to be covered by or used for reference purposes for each Award and determine to what extent and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards or other property, or an Award may be canceled, forfeited or surrendered; (4) impose such terms, limitations, restrictions and conditions upon any such Award as the Committee shall deem appropriate, including, but not limited to, the exercise price, grant price or purchase price, vesting or exercise period, and treatment on termination of employment or service events, to the extent not inconsistent with the terms of the Plan; (5) subject to the limitations of Section 8.10 hereof, modify, amend, extend or renew outstanding Awards, or accept the surrender of outstanding Awards and substitute new Awards (provided, however, that, except as specifically provided otherwise in the Plan, any modification that would materially adversely affect any outstanding Award shall not be made without the consent of the holder); (6) to the extent not inconsistent with the terms of the Plan, accelerate or otherwise change the time in which an Award vests, may be exercised or becomes payable, or waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to such Award, including, but not limited to, any restriction or condition with respect to the vesting or exercisability of an Award following termination of a Participant's employment or other relationship with the Company or its Affiliates, provided that no such acceleration or waiver shall be allowed with regard to a "deferral of compensation" within the meaning of Code Section 409A, except as otherwise permitted thereunder, or with regard to compensation intended to qualify as "performance-based compensation" under Code Section 162(m), except as otherwise permitted thereunder; (7) establish objectives and conditions, if any, for earning Awards and determining whether Awards will be paid after the end of a performance period; and (8) determine conclusively whether (and, if applicable, when) a Participant has experienced a Separation from Service or Unforeseeable Emergency and shall make such determination consistent with Code Section 409A.

3.3 *Guidelines; Delegation.* The Committee shall have full power and authority, in its sole and absolute discretion, to administer and interpret the Plan, Grant Agreements and all other documents relevant to the Plan and Awards issued hereunder, and to adopt and interpret such rules, regulations, agreements, guidelines and instruments for the administration of the Plan and for the conduct of its business as the Committee deems necessary or advisable. Without limiting the foregoing, the Committee may delegate certain administrative or ministerial duties to a subcommittee of the Committee or to one or more officers or employees of the Company or an Affiliate as the Committee deems necessary or advisable in its sole and absolute discretion, but shall retain the ultimate responsibility for the interpretation of the Plan. The Committee may appoint accountants, actuaries, counsel, advisors and other persons that it deems necessary or desirable in connection with the administration of the Plan.

3.4 *Effect of Committee Decisions.* All actions taken and decisions and determinations made by the Committee on all matters relating to the Plan pursuant to the powers vested in it hereunder shall be in the Committee's sole and absolute discretion and shall be conclusive and binding on all parties concerned, including the Company, its stockholders, all Participants in the Plan (and their beneficiaries) and any other employee, consultant, or director of the Company, and their respective successors in interest.

3.5 *Limited Liability and Indemnification.* To the maximum extent permitted by law, no member of the Committee shall be liable for any action taken or determination made in good faith relating to the Plan. To the maximum extent permitted by law and by the Company's charter and by-laws, the members of the Committee shall be indemnified by the Company in respect of all of their activities under the Plan.

3.6 *Non-Uniform Determinations.* The Committee's determinations under the Plan (including, without limitation, determinations of the persons to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the Grant Agreements evidencing such Awards) need not be uniform and may be made by the Committee selectively among persons who receive, or are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated.

ARTICLE IV

BONUS DEFERRAL AND PAYMENT ELECTIONS

4.1 *Initial Deferral Elections.* For any Plan Year, a Key Employee may elect, on or before June 30th of such Plan Year (or such other date as the Committee designates, provided that such date is in accordance with Section 409A), to irrevocably defer payment of all or a specified part of such Key Employee's Deferrable Bonus earned during such Plan Year (and, to the extent set forth in Section 4.2, in any succeeding Plan Years until such Key Employee ceases to be a Key Employee). Any person who shall become a Key Employee during any Plan Year may elect, no later than thirty (30) days after the Key Employee becomes eligible to participate in the Plan under this Article IV, to irrevocably defer payment of all or a specified part of such Deferrable Bonus (as adjusted for any limitations imposed by Section 409A) payable with respect to services rendered during the remainder of such Plan Year (and, to the extent set forth in Section 4.2, for any succeeding Plan Years until the Key Employee ceases to be a Key Employee). Any Deferrable Bonuses deferred pursuant to the Plan shall be paid to the Key Employee at the time and in the manner specified in Article VI.

4.2 *Subsequent Deferral Elections.* Deferral Elections may not be revoked or modified with respect to a Bonus to be earned during any Plan Year after June 30th of such Plan Year (or such other date as the Committee may have designated pursuant to the first parenthetical in Section 4.1). Deferral Elections will remain in effect from Plan Year to Plan Year unless modified by the Key Employee for a subsequent Plan Year as indicated in the following sentence (or until such person ceases to be a Key Employee). Modifications to a Key Employee's current Deferral Election for any subsequent Plan Year may be made by filing a new Deferral Election form by June 30th of such Plan Year (or such other date as the Committee may have designated pursuant to the first parenthetical in Section 4.1).

4.3 *Performance-Based Compensation.* Notwithstanding any provision of the Plan to the contrary, to the extent that any Bonus does not constitute Performance-Based Compensation, the Deferral Election and Payment Election timing for such Bonuses shall be as provided in Sections 4.1, 4.2, 4.4 and 4.5 except substituting "December 31st of the Plan Year preceding such Plan Year" for "June 30th of such Plan Year."

4.4 *Payment Elections.* For any Plan Year in which a Key Employee elects pursuant to the preceding sub-sections to irrevocably defer payment of all or a specified part of the Key Employee's Deferrable Bonus earned during such Plan Year, a Key Employee, on or before June 30th of such Plan Year (or such other date as the Committee designates, provided that such date is in accordance with Section 409A), may select a payment date for the resulting award of Stock Units granted (the *"Elected Payment Date"*). For any person who shall become a Key Employee during any Plan Year who irrevocably defers payment of all or a specified part of such Deferrable Bonus earned during such Plan Year as provided above, such Key Employee may select the Elected Payment Date no later than thirty (30) days after the Key Employee becomes eligible to participate in the Plan. A Key Employee may select an Elected Payment Date that is on or after January 1st of the second calendar year after the applicable Grant Date of the resulting award of Stock Units. To the extent that a Key Employee does not make a valid Payment Election with respect to an award of Stock Units, there shall be no Elected Payment Date for such Award (and no subsequent Payment Election under Section 4.6 shall be permitted with respect to such Award).

4.5 *Subsequent Payment Elections.* Except as specifically provided in Section 4.6, Payment Elections may not be revoked or modified with respect to a Bonus to be earned during any Plan Year after June 30th of such Plan Year (or such other date as the Committee may have designated pursuant to the first parenthetical in Section 4.4). A Payment Election will only be valid for the Plan Year to which it applies, and Key Employees will need to make a separate Payment Election for each Plan Year in accordance with Section 4.4.

4.6 *Change in Payment Elections.* A Payment Election with regard to an award of Stock Units may be changed only if the following is satisfied: (i) the subsequent Payment Election shall not take effect until at least 12 months after the date on which the subsequent Payment Election is made; (ii) the Elected Payment Date under the subsequent Payment Election must be at least five years after the Elected Payment Date of the current Payment Election; and (iii) the subsequent Payment Election is made at least 12 months prior to the Elected Payment Date of the current Payment Election.

4.7 *Deferral Election and Payment Election Forms.* An Eligible Employee's Deferral Elections and Payment Elections shall be made in a form and manner prescribed by the Committee.

ARTICLE V

DEFERRED COMPENSATION ACCOUNTS

5.1 *Accounts.* The Company shall maintain a separate Account for the Deferrable Bonuses deferred by each Key Employee.

5.2 *Grant of Stock Units.* For each Plan Year with respect to which a Key Employee has a valid Deferral Election in force, provided that sufficient shares are then available for award under the Plan and subject to the determinations and adjustments provided in Section 5.3, the Key Employee's Account shall be credited, on the Grant Date with respect to the applicable Bonus Payment Date, with a number of Stock Units equal to the quotient, rounded down to the nearest whole share, obtained by dividing (a) the amount of the Deferrable Bonus for such Plan Year that the Key Eligible Employee has elected to defer, by (b) the Fair Market Value of one share of Common Stock on the applicable Grant Date. Notwithstanding the foregoing, no Stock Units will be credited to the Key Employee's Account unless the Key Employee is employed with the Employer on the Grant Date. The crediting of Stock Units to the Key Employee's Account shall not entitle the Key Employee to voting or other rights as a stockholder until shares of Common Stock are issued upon distribution of the Key Employee's Account, but shall entitle the Key Employee to receive dividend equivalents under Section 5.4.

5.3 *Cash Credit in lieu of Stock Units.* In the event that the Committee determines, in its sole discretion, that there are insufficient shares of Common Stock available for award under the Plan as of a Bonus Payment Date or applicable Grant Date to make awards of Stock Units in accordance with Section 5.2 of the Plan to all Key Employees who have valid Deferral Elections in force, the Committee may credit cash amounts, in lieu of Stock Units, to the Account of one or more of such Key Employees (as determined by the Committee) for some or all (as determined by the Committee) of the amount of the Deferrable Bonus that such Key Employee elected to defer. For such Key Employees, the amount of the Deferrable Bonus (if any) taken into consideration under Section 5.2 in determining Stock Units shall be adjusted accordingly for such crediting of cash amounts. Such credited cash amounts shall accrue interest at a rate to be determined by the Committee in its discretion from time to time.

5.4 *Dividend Equivalents*. As of the date that the Company pays any cash dividend on shares of Common Stock, each Key Employee's Account shall be credited with that number of Stock Units equal to the quotient, rounded down to the nearest whole share, determined by dividing (a) the aggregate value of the dividend that would have been payable on the Stock Units credited to the Key Employee's Account immediately prior to such payment date had the shares of Common Stock represented by such Stock Units been outstanding as of such payment date, by (b) the Fair Market Value of a share of Common Stock on the payment date of the dividend, provided, however, that if the Committee determines, in its sole discretion, that there are then insufficient shares of Common Stock available for award under the Plan as of the dividend payment date to credit dividend equivalent Stock Units to all Key Employees' Accounts in accordance with this

Section 5.4, then the Committee, in its sole discretion, may credit one or more Key Employees' Accounts with dividend equivalents in the form of cash credits in lieu of Stock Units.

5.5 *Vesting.* All Stock Units and cash amounts credited to Key Employees' Accounts under the Plan pursuant to Article IV and this Article V shall at all times be fully vested and not subject to any risk of forfeiture.

ARTICLE VI

DISTRIBUTION OF DEFERRED COMPENSATION ACCOUNTS

6.1 *Distributions.* Subject to Section 6.2, amounts credited to a Key Employee's Account shall be distributed in accordance with the requirements of Section 409A (including without limitation Code Section 409A(a)(2)) as soon as practicable following the earliest of:

(a)   the applicable valid Elected Payment Date (if any) for such amounts;

(b)   the date of the Key Employee's Separation from Service;

(c)   the date that the Key Employee becomes Disabled;

(d)   the date of the Key Employee's death;

(e)   the date of a Change in Control; and

(f)   the occurrence of an Unforeseeable Emergency with respect to the Key Employee.

The amount distributed under Section 6.1(a) shall be the amount in the Account covered by the applicable Elected Payment Date. The amount distributed under Sections 6.1(b) through 6.1(e) shall be the whole amount in the Account. The amount distributed under Section 6.1(f) shall not exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution (the *"Unforeseeable Emergency Amount"*), after taking into account the extent to which such Unforeseeable Emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Key Employee's assets (to the extent that the liquidation of such assets would not itself cause severe financial hardship). The Committee shall have full and final authority to determine the Unforeseeable Emergency Amount, and shall make such determination consistent with Section 409A. After such distribution of the Unforeseeable Emergency Amount, amounts remaining in the Key Employee's account shall continue to be subject to the terms of the Plan.

6.2 *Specified Employee.* Section 409A requires that in the case of any Specified Employee, the requirements of Section 409A are only met if distributions upon a Separation from Service are not made before the date which is six months after the date of the Specified Employee's Separation from Service (or, if earlier, the date of the Specified Employee's death). Thus, if, at the time any distributions would otherwise be made to a Key Employee pursuant to Section 6.1(b), the Key Employee is a Specified Employee, then such distributions shall not be made until the date which is six months and one day after the Key Eligible Employee's Separation from Service (or, if earlier, the date of the Key Employee's death).

6.3 *Form of Distribution.* Distribution of Key Employees' Accounts shall be made in the form of a single sum distribution. All distributions of Stock Units from the Plan shall be made in the form of whole shares of Common Stock with fractional shares paid in cash. All distributions of cash amounts credited under the Plan shall be paid in cash. All distributions upon an Unforeseeable Emergency shall first be paid through the distribution of Stock Units credited to the applicable Key Employee's Account, and second through the distribution of any cash amounts credited under the Plan to such Key Employee's Account.

6.4 *No Acceleration.* The time of any Account distribution shall not be accelerated, except as otherwise permitted under Section 409A (including, without limitation, Section 409A(a)(3) of the Code) and under the Plan.

6.5 *Beneficiary Designation.* Each Key Employee shall have the right to designate a beneficiary who is to succeed to his or her right to receive payments hereunder in the event of death. If no beneficiary has been designated by the Key Employee, then in the event of the Key Employee's death, the balance of the amounts credited to the Key Employee's Account shall be paid, in accordance with Section 6.1, to the Key Employee's or former Key Employee's estate. No designation of beneficiary or change in beneficiary shall be valid unless it is in writing signed by the Key Employee and filed with the Company's Secretary.

ARTICLE VII

DEFERRED COMPENSATION AWARDS TO NON-EMPLOYEE DIRECTORS

Awards under Article IV through Article VI of the Plan may be issued to non-employee directors who elect under the FTI Consulting, Inc. Non-Employee Director Compensation Plan to (i) defer their annual retainer fees as Stock Units, or (ii) receive their cyclical equity grant in the form of Restricted Stock Units. Such Awards shall be subject to the terms of the Plan, provided, however, that the determination of the number of applicable Stock Units and Restricted Stock Units, and the applicable vesting, dividend equivalent, settlement and distribution provisions shall be in accordance with the terms provided under the FTI Consulting, Inc. Non-Employee Director Compensation Plan.

ARTICLE VIII

GENERAL EQUITY AWARDS

8.1 *General.* The Committee, in its sole discretion, shall establish the terms of all Awards granted under the Plan. Awards may be granted individually or in tandem with other types of Awards. All Awards are subject to the terms and conditions provided in the Grant Agreement. Subject to any applicable requirements of Code Section 409A, the Committee may permit or require a recipient of an Award to defer such Participant's receipt of the payment of cash or the delivery of Common Stock that would otherwise be due to such Participant by virtue of the exercise of, payment of, or lapse or waiver of restrictions respecting, any Award. If any such payment deferral is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals consistent with the requirements of Code Section 409A. The maximum term for any stock option or stock appreciation right (*"SAR"*) shall not exceed ten years from the Grant Date of such Award (or, in the case of incentive stock options granted to a ten percent (10%) stockholder of the Company, shall not exceed five years from the Grant Date). Notwithstanding anything herein to the contrary, if the term of any outstanding nonstatutory stock option or SAR is scheduled to expire during any period in which the grantee of such stock option or SAR is prohibited from exercising such stock option due to such an exercise resulting in a violation of any applicable federal, state or local law, the period during which such stock option or SAR may be exercised may, in the sole discretion of the Committee, be extended to a date that is no later than the 30th day following the date on which the exercise of such stock option or SAR would no longer violate any such applicable federal, state or local law, subject to the limitations of Code Section 409A.

8.2 *Participation.* All Eligible Service Providers as may be selected by the Committee from time to time may receive grants of Awards under this Article VIII, subject to any restrictions imposed by applicable law. The Committee may also grant Awards to individuals in connection with hiring, retention or otherwise, prior to the date that such individuals first perform services for the Company or an Affiliate, provided that the grant of such Awards shall be conditioned upon such individuals actually commencing the performance of such services.

8.3 *Stock Options.* The Committee may from time to time grant Awards of incentive stock options or nonstatutory stock options to Eligible Service Providers, provided, however, that Awards of incentive stock options shall be limited to employees of the Company or of any current or hereafter existing *"parent corporation"* or *"subsidiary corporation,"* as defined in Sections 424(e) and (f) of the Code, respectively, of the Company and any other Eligible Service Providers who are eligible to receive incentive stock options under the provisions of Section 422 of the Code. All stock options (other than stock options subject to awards that are assumed, converted or substituted under the Plan as a result of the Company's acquisition of another company (including by way of merger, combination or similar transaction) (*"Acquisition Awards"*)) must have an exercise price at least equal to the Fair Market Value of a share of Common Stock on the Grant Date (or, in the case of incentive stock options granted to a ten percent (10%) stockholder of the Company, at least 110% of the Fair Market Value of a share of Common Stock on the Grant Date). No stock option shall be an incentive stock option unless so designated by the Committee at the time of grant or in the Grant Agreement evidencing such stock option, and unless it otherwise meets the requirements of Section 422 of the Code.

8.4 *Stock Appreciation Rights.* The Committee may from time to time grant Awards of SARs to Eligible Service Providers. A SAR entitles the grantee to receive, subject to the provisions of the Plan and the Grant Agreement, a payment having an aggregate value equal to the product of (1) the excess of (A) the Fair Market Value on the exercise date of one share of Common Stock, over (B) the base price per share specified in the Grant Agreement, multiplied by (2) the number of shares of Common Stock specified by the SAR, or portion thereof, which is exercised. The base price per share specified in the Grant Agreement shall not be less than the Fair Market Value of a share of Common Stock on the Grant Date (other than in the case of the base price of Acquisition Awards). Payment by the Company of the amount receivable upon any exercise of a SAR may be made by the delivery of Common Stock or cash, or any combination of Common Stock and cash, as determined in the sole discretion of the Committee. If upon settlement of the exercise of a SAR a grantee is to receive a portion of such payment in shares of Common Stock, the number of shares shall be determined by dividing such portion by the Fair Market Value of a share of Common Stock on the exercise date. No fractional shares shall be used for such payment and the Committee shall determine whether cash shall be given in lieu of such fractional shares or whether such fractional shares shall be eliminated.

8.5 *Stock Awards.* The Committee may from time to time grant restricted or unrestricted stock Awards to Eligible Service Providers in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as it shall determine.

8.6 *Phantom Stock.* The Committee may from time to time grant Awards to Eligible Service Providers denominated in stock-equivalent units (referred to as ***"phantom stock," "phantom stock units," "Restricted Stock Units,"*** and ***"Stock Units"***) in such amounts and on such terms and conditions as it shall determine. Stock-equivalent units granted to a Participant shall be credited to a bookkeeping reserve account solely for accounting purposes and shall not require a segregation of any of the Company's assets. An Award of stock-equivalent units may be settled in Common Stock, in cash, or in a combination of Common Stock and cash, as determined in the sole discretion of the Committee. Except as otherwise provided in the applicable Grant Agreement, the grantee shall not have the rights of a stockholder with respect to any shares of Common Stock represented by a stock-equivalent unit solely as a result of the grant of a stock-equivalent unit to the grantee.

8.7 *Performance Awards.*

8.7.1 *General.* The Committee may, in its discretion, grant performance Awards which become vested or payable on account of attainment of one or more objective and/or subjective performance goals during a specified period as established by the Committee. Performance Awards may be paid by the delivery of Common Stock or cash, or any combination of Common Stock and cash, as determined in the sole discretion of the Committee. The performance period shall be determined by the Committee, in its sole discretion. For the avoidance of doubt, the performance period may be less than 12 months.

8.7.2 *Performance-Based Compensation under Code Section 162(m)*. Without limiting the generality of the foregoing, performance goals established by the Committee relating to performance awards designated as "performance-based compensation" within the meaning of Code Section 162(m) shall be based on objectively determinable performance goals selected by the Committee that apply to an Eligible Service Provider or group of Eligible Service Providers, a business unit, or the Company or an Affiliate as a whole, over such performance period as the Committee may designate. For Awards intended to be "performance-based compensation," the grant of the performance Awards and the establishment of the performance measures shall be made during the period required under Code Section 162(m) and in accordance with Code Section 409A to the extent applicable. The performance goals that apply to Awards intended to be "performance-based compensation" shall be based on one or more of the following criteria: earnings before interest, taxes, depreciation and amortization; earnings before interest and taxes; stock price; earnings per share; diluted earnings per share; earnings or loss per share before stock option expense; net earnings; operating or other earnings; profits; gross revenues; net revenues; cash flow; net cash flow or cash flow per share (in each case, before or after dividends); return on investment; cash balances; improvement in cash balances; operating income; operating expenses or reduction; improvement in or attainment of expense levels or working capital levels; gross income; net income or loss (before or after taxes or before or after allocation of corporate or segment overhead or bonus or other incentive compensation); return on capital (including return on total capital); gross margin; operating margin; working capital; revenue growth; annual recurring revenues; recurring revenues; segment or product revenues; debt reduction; economic value added; financial ratios (including those measuring liquidity, activity, profitability or leverage); return on assets or net assets; stockholder return; stockholder return ratios or comparisons with various stock market indices; return on equity; growth in assets; market share; appreciation in and/or maintenance of the price of the Company's shares of common stock or any other publicly traded securities of the Company; economic value-added models; strategic business criteria consisting of one or more objectives based on meeting operating efficiencies, client satisfaction, regulatory achievements, specified revenue goals, market share or penetration goals, geographic business expansion goals, or goals relating to acquisitions, divestitures, strategic partnerships or co-development or co-marketing arrangements; specified objectives with regard to bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of or adjusted for cash balances and/or other offsets or charges; sales of securities; the implementation, completion or attainment of measurable objectives with respect to development, commercialization, research, products, services or the recruiting or maintaining of management or other personnel, in each case, as may be established by the Committee in its sole discretion. Such performance goals also may be based by reference to the Company's performance as a whole or the performance of one or more subsidiaries, divisions, business segments, practice groups, business units or geographic regions of the Company, and/or upon a comparison with performance of an industry, one or more peer groups or other groups of companies, prior performance periods, or other measures selected or defined by the Committee within the parameters of Code Section 162(m). With respect to performance goals consisting of financial metrics, such goals may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP"), in accordance with accounting principles established by the International Accounting Standards Board ("IASB Principles"), or may be adjusted when established to exclude any items otherwise includable under GAAP or under IASB Principles or include any items otherwise excludable under GAAP or under IASB principles. At any time prior to the final determination of the performance Awards, the Committee may adjust the performance goals and Awards for Participants to the extent that the Committee deems appropriate considering the requirements of Code Section 162(m), provided that if a performance Award is intended to qualify for the "performance-based compensation" exemption under Code Section 162(m), the Committee shall be precluded from increasing the amount of compensation payable under the terms of such performance Award (but may decrease the amount of compensation payable in its sole discretion). Upon completion of a performance period, the Committee shall determine whether the performance goals have been met and certify in writing to the extent that such goals have been satisfied. To the extent permitted under Code Section 162(m), the Committee may, in its sole discretion, also exclude, or adjust to reflect, the impact of an event or occurrence that the Committee determines should be appropriately excluded or adjusted, including: (a) restructurings, discontinued operations, extraordinary items or events, and other unusual, infrequently occurring or non-recurring charges; (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; (c) goodwill impairment charges or fair value adjustments for contingent consideration; (d) a change in tax law or accounting standards required by generally accepted accounting principles; or (e) any other recurring or non-recurring items as the Committee, in its sole discretion, shall determine.

8.8 *Other Stock-Based Awards.* The Committee may from time to time grant other stock-based Awards to Eligible Service Providers in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as it shall determine. Other stock-based Awards may be denominated in cash, in Common Stock or other securities, in stock-equivalent units, in stock appreciation units, in securities or debentures convertible into Common Stock, or in any combination of the foregoing and may be paid in Common Stock or other securities, in cash, or in a combination of Common Stock or other securities and cash, all as determined in the sole discretion of the Committee.

8.9 *Cash-Based Awards.* The Committee may from time to time grant cash-based Awards to Eligible Service Providers in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as it shall determine. Cash-based Awards shall be credited to a bookkeeping reserve account solely for accounting purposes and shall not require a segregation of any of the Company's assets, and shall be payable in cash. The maximum aggregate amount payable with respect to cash-based Awards to an Eligible Service Provider in a calendar year under Sections 8.7 and 8.9 of this Plan, which are intended to qualify as "performance-based compensation" under Code Section 162(m), shall not exceed $15.0 million.

8.10 *Prohibition on Reloads, Repricings, Replacements and Cancellations.* The Plan does not permit the automatic reload of stock options once they are exercised. Other than pursuant to Sections 9.2 through 9.4 of the Plan, the Committee shall not, without the approval of the Company's stockholders (a) lower the exercise price per share or base price per share of a stock option or SAR after it is granted, (b) cancel a stock option or SAR when the exercise price per share or base price per share exceeds the Fair Market Value per share or exchange such stock option or SAR for cash or another Award, or (c) take any other action with respect to a stock option or SAR that would be treated as a repricing under the rules and regulations of the principal U.S. securities exchange on which the shares of Common Stock are then listed.

8.11 *Dividends and Dividend Equivalents on Awards.* Notwithstanding anything in the Plan to the contrary, cash, stock and any other property declared as a dividend or a dividend equivalent with respect to any Award shall be accumulated and shall be subject to restrictions and risks of forfeiture to the same extent as the applicable Award with respect to which such cash, stock or other property dividend or dividend equivalent has been declared, and such cash, stock or other property dividend or dividend equivalent shall be distributed or paid at the time such applicable restrictions or risks of forfeiture shall lapse.

ARTICLE IX

SHARE RESERVE AND ADJUSTMENTS

9.1 *Shares.*
9.1.1 *Available Shares.* Subject to the other provisions of the Plan, the number of shares of Common Stock that may be issued with respect to Awards granted under the Plan, consisting of the sum of the following, subject to adjustments as provided in Sections 9.2 and 9.3 of the Plan: (i) 1,243,775 shares of Common Stock available for issuance and not subject to outstanding awards under the Plan as of March 24, 2020 (the "*Board Approval Date*"); (ii) 145,000 additional shares of Common Stock; plus (iii) any additional shares of Common Stock subject to outstanding awards under the Plan, the FTI Consulting, Inc. 2009 Omnibus Incentive Compensation Plan, as amended and restated effective as of June 3, 2015 (the "*2009 Plan*"), the FTI Consulting, Inc. 2006 Global Long-Term Incentive Plan, as amended and restated effective May 14, 2008, as amended from time to time (the "*2006 Plan*") and the FTI Consulting, Inc. 2004 Long-Term Incentive Plan, as amended from time to time (the "*2004 Plan*"), that may be forfeited, canceled, surrendered, cash-settled, tendered or withheld, from time to time, and returned to the Company, after the Board Approval Date. The Company shall reserve such number of shares for Awards under the Plan, subject to adjustments as provided in Sections 9.2 and 9.3 of the Plan. The shares of Common Stock issued pursuant to the Plan may come from authorized and unissued shares, treasury shares or shares purchased by the Company in the open market. The maximum number of shares of Common Stock that may be subject to the awards of "incentive stock options" (within the meaning of Code Section 422) under the Plan following the Board Approval Date is 1,388,775. Immediately following the Board Approval Date, if any Award, or portion of an Award, under the Plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of shares of Common Stock, is forfeited or otherwise terminated, surrendered or canceled as to any shares, if any shares of Common Stock are repurchased by or surrendered to the Company in connection with any Award, or if any shares are tendered or withheld by the Company in connection with the exercise, payment of purchase price or the withholding of taxes with respect to an Award, the shares subject to such

Award and the repurchased, surrendered, tendered and withheld shares shall thereafter be available for further Awards under the Plan, provided, however, that any such shares that are repurchased by the Company in connection with any Award or that are otherwise forfeited, surrendered or withheld after issuance shall not be available for purchase pursuant to incentive stock options intended to qualify under Code Section 422.

9.1.2 *Share Limits.* Subject to adjustments as provided in Sections 9.2 and 9.3 of the Plan, the maximum number of shares of Common Stock subject to Awards granted during any calendar year to any one individual under the Plan shall be limited to 350,000 shares of Common Stock per type of Award. Such per-individual limit shall not be adjusted to effect a restoration of shares of Common Stock with respect to which the related Award is terminated, surrendered or canceled.

9.1.3 *Non-Employee Directors' Compensation.* The aggregate grant date fair value (computed as of the applicable Grant Date) of total compensation (consisting of cash retainers and other cash compensation, as well as Awards granted under the Plan) to any Eligible Service Provider that is a non-employee director in any calendar year in respect of such director's service as a member of the Board or any committee of the Board during such year shall not exceed $750,000. The Board may make exceptions to the limit for a non-executive chair of the Board (or, in extraordinary circumstances for an individual non-employee director, as the Board may determine in its sole discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation).

9.2 *Changes in Capital Structure.* In the event of a stock dividend, extraordinary dividend, or stock split or reverse stock split affecting the Common Stock, (A) the maximum number of shares of such Common Stock as to which Awards may be granted under the Plan, in the aggregate and with respect to any type of Award, and the maximum number of shares with respect to which Awards may be granted during any one calendar year to any individual, as provided in Section 9.1 of the Plan, and (B) the number of shares covered by and other terms of outstanding Awards shall be adjusted by the Committee to reflect such event. The Committee may make adjustments, in its discretion, to address the treatment of fractional shares and fractional cents that arise with respect to outstanding Awards as a result of the stock dividend, extraordinary dividend, stock split or reverse stock split. The Company will not issue fractional shares of Common Stock.

9.3 *Other Transactions Affecting the Common Stock.* Except with respect to the transactions set forth in Section 9.2, in the event of any change affecting the Common Stock, the Company or its capitalization, by reason of a spin-off, stock distribution, or reclassification, combination or exchange of shares, merger, consolidation, recapitalization or any other corporate event affecting the Common Stock or the share price of the Common Stock, other than (subject to Section 9.4) any such change that is part of a transaction resulting in a Change in Control of the Company, the Committee, without the consent of the holders of the Awards, shall make (A) appropriate adjustments to the maximum number and kind of shares reserved for issuance or with respect to which Awards may be granted under the Plan, in the aggregate, with respect to any type of Award, and with respect to any individual during any one calendar year, as provided in Section 9.1 of the Plan; and (B) appropriate adjustments in outstanding Awards, including, but not limited to, modifying the number, kind and price of securities subject to Awards. The terms and conditions of the Plan will apply with equal force to any additional and/or substitute securities or other property (including cash) received by a Participant in exchange for, or by virtue of such Participant having been credited with, an Award, whether such additional and/or substitute securities or other property are received as a result of any spin-off, stock distribution, reclassification, combination or exchange of shares, merger, consolidation, recapitalization or any other corporate event not resulting in a Change in Control affecting the Common Stock or the share price of the Common Stock. The Committee shall make such equitable adjustments, if any, with respect to Key Employee Accounts (including, without limitation, adjusting the number of Restricted Stock Units or Stock Units credited thereto and/or the kind of securities represented thereby), as the Committee may deem necessary or appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available thereunder and to reflect any spin-off, stock split-up, stock distribution, extraordinary dividend or other reclassification of the Common Stock of the Company, combination or exchange of shares, merger, consolidation, recapitalization or any other corporate event affecting the Common Stock or the share price of the Common Stock.

9.4 *Change in Control Transactions.* In the event of a Change in Control of the Company, a Participant's unvested Awards shall not vest automatically and a Participant's Awards shall be treated in accordance with one or more of the following methods as determined by the Committee:

(a)   Awards, whether or not then vested, shall be continued, assumed, or have new rights substituted therefor, as determined by the Committee on a basis at least as beneficial to the Participant as under the original award agreement and in a manner consistent with the requirements of Section 409A of the Code and Treasury Regulation Section 1.424-1 (and any amendments thereto), and the vesting conditions and restrictions to which any Award granted on or after the Effective Date and prior to the Change in Control are subject shall not automatically lapse upon the Change in Control (although the Committee shall have the discretion to convert any performance-based vesting conditions into time-based vesting conditions to take effect following the Change in Control). Notwithstanding the foregoing, in the event that, within two years following the Change in Control (or such shorter period as determined by the Committee in its sole discretion), the Participant's service with the Company and its Affiliates is involuntarily terminated by the Company or any of its Affiliates for any reason other than for "Cause" (as defined below) and other than as a result of death or Disability, or by the Participant for "good reason" (within the meaning of such term or term or concept of like import under any employment agreement by and between the Employer and the Participant in effect at the time of the Change in Control, or if no such agreement exists, or no such term is contained in any such agreement, then the concept of "good reason" shall be inapplicable under this Section 9.4(a) unless otherwise determined by the Committee in its sole discretion), all outstanding Awards granted to such Participant which have not theretofore vested shall immediately vest and become exercisable and all restrictions on such Awards shall immediately lapse.

(b)   To the extent that Awards will not be continued, assumed, or have new rights substituted therefor in connection with a Change in Control, the Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess (if any) of the "Change in Control Price" (as defined below) of the shares of Common Stock covered by such Awards, over the aggregate exercise price (if any) of such Awards. For purposes hereof, "*Change in Control Price*" shall mean the highest price per share of Common Stock paid in any transaction related to a Change in Control of the Company. In addition, the Committee may, in its sole discretion, terminate all outstanding and unexercised Awards that provide for a Participant-elected exercise, effective as of the date of the Change in Control, by delivering notice of termination to each Participant at least twenty (20) days prior to the date of consummation of the Change in Control, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Change in Control, each such Participant shall have the right to exercise in full all of such Participant's Awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the award agreements), but any such exercise shall be contingent on the occurrence of the Change in Control, and, provided that, if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

(c)   The term "Cause" shall have the meaning assigned to such term under the Eligible Service Provider's employment or service agreement, and if not defined therein, the term "Cause" shall mean the following events of termination, unless otherwise determined by the Committee:

(i)   the Eligible Service Provider is convicted of or pleads nolo contendere to a felony;

(ii)   the Eligible Service Provider commits an act or omission involving material dishonesty with respect to the Company or any of its respective employees, customers or Affiliates, as reasonably determined by the Committee;

(iii)   the Eligible Service Provider willfully fails or refuses to carry out the material responsibilities of such Eligible Service Provider's Service to the Company pursuant to his or her employment or service agreement or other material agreement with the Company or an Affiliate, as reasonably determined by the Committee;

(iv)   the Eligible Service Provider engages in gross negligence, willful misconduct, or a pattern of behavior which has had or is reasonably likely to have a significant adverse effect on the Company, as reasonably determined by the Committee;

(v)   the Eligible Service Provider engages in any act or omission which is in material violation of the FTI Consulting, Inc. Policy on Ethics and Business Conduct, Acceptable Use Policy or Policy on Inside Information and Insider Trading, or any other policy governing the behavior of employees of the Company; or

(vi)   the Eligible Service Provider commits a breach of the Eligible Service Provider's material obligations under his or her employment or service agreement or other material agreement with the Company or an Affiliate, as reasonably determined by the Committee.

9.5 *Unusual or Nonrecurring Events.* The Committee shall make, in its discretion, and without the consent of holders of Awards, and subject to applicable limitations under the Plan (including, without limitations, the prohibition against repricings and the prohibition of exercising positive discretion with respect to Awards intended to be "performance-based compensation" under Code Section 162(m)), adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Company, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or reduction or enlargement of the benefits or potential benefits intended to be made available under the Plan.

ARTICLE X

COMPLIANCE WITH OTHER LAWS AND REGULATIONS

The Plan, the grant of Awards, and the issuance and delivery of shares of Common Stock hereunder shall be subject to all applicable federal and state laws, rules, and regulations and to such approvals by such governmental or regulatory agency or national securities exchange as may be required. The Company shall not be required to issue any shares of Common Stock if the issuance of such shares shall constitute a violation of any provisions of any law or regulation of any governmental authority or national securities exchange. If at any time the Committee determines that the delivery of Common Stock under the Plan is or may be unlawful under the laws of any applicable jurisdiction, or federal, state or foreign securities laws, the right to exercise an Award or receive shares of Common Stock pursuant to an Award shall be suspended until the Committee determines that such delivery is lawful. The Company shall have no obligation to effect any registration or qualification of the Common Stock under federal, state, local or foreign laws. A Participant shall be required to supply the Company with any certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval that the Company deems necessary or appropriate. To the extent applicable, Awards under the Plan are intended to satisfy the requirements of Rule 16b-3 under the Exchange Act. If any provision of the Plan or any grant of an Award would otherwise conflict with this intent, that provision will be interpreted and deemed amended so as to avoid conflict. No Participant will be entitled to a grant, exercise, transfer or payment of any Award if the grant, exercise, transfer or payment would violate the provisions of the Sarbanes-Oxley Act of 2002, Dodd-Frank Wall Street Reform and Consumer Protection Act or any other applicable law. The Committee may take such actions as it deems appropriate to ensure that the Plan and Awards hereunder may comply with any tax, securities or applicable law. Nothing herein shall restrict the Committee's ability to exercise its discretionary authority as provided in the Plan. Any determination in this connection by the Committee shall be final, binding, and conclusive.

ARTICLE XI

MODIFICATION AND TERMINATION

11.1 *General Provisions*. The Board may terminate, amend or modify the Plan or any portion hereof at any time, provided, however, that without the approval of the Company's stockholders, no such amendment or modification shall be made that (i) would increase the total number of shares of Common Stock that may be granted under the Plan, in the aggregate, (ii) increase any limitations set with respect to any type of Award, or with respect to any Eligible Service Provider during any one calendar year, as provided in Sections 8.9 or 9.1 of the Plan, except as provided in Sections 9.2 through 9.4, of the Plan, (iii) reduce the minimum stock option price or SAR base price, as applicable, set forth in Sections 8.3 or 8.4 of the Plan or (iv) is required to be submitted to stockholders of the Company for approval pursuant to applicable law or the rules and regulations of the Securities and Exchange Commission, the principal U.S. securities exchange on which shares of the Company's Common Stock are then traded, or any other governmental or regulatory authority (including any other securities exchange) to which the Company is subject or on which the Company's equity securities are then listed. Furthermore, except as provided in Sections 9.2 through 9.4, in no event may the terms of previously granted stock options or SARs be amended or modified, without the consent to stockholders, to (a) lower the exercise price per share or base price per share of a stock option or SAR after it is granted, (b) cancel a stock option or SAR when the exercise price per share or base price per share exceeds the Fair Market Value per share or exchange such stock option or SAR for cash or another Award, or (c) take any other action with respect to a stock option or SAR that would be treated as a repricing under the rules and regulations of the principal U.S. securities exchange on which the shares of Common Stock are then listed.

Except as otherwise determined by the Board, termination of the Plan shall not affect the Committee's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination. Except as specifically provided otherwise in the Plan, no amendment, modification or termination of the Plan shall materially adversely affect the rights of a Participant that has been established prior to such amendment, modification or termination absent the written consent of the affected Participant. Notwithstanding the foregoing, any amendment or modification of the Plan may be made (including retroactively, if necessary) if the Board deems such amendment or modification necessary or proper to bring the Plan into conformity with any law or governmental regulation relating to the Plan or to prevent an amount deferred under the Plan from being subject to any federal, state or local tax prior to the distribution of such deferred amounts in accordance with the terms of the Plan. For the avoidance of doubt, the modifications and amendments set forth in this Plan shall not apply retroactively to outstanding Awards authorized by the Committee prior to the Effective Date, without the consent of the applicable Participant.

11.2 *Tax Law Compliance.* To the extent that any provision of the Plan or any Award, or action by the Board or Committee would subject any Participant to liability for interest or additional taxes under Code Section 409A(a)(1)(B), it will be deemed null and void, to the extent permitted by law and deemed advisable by the Board. It is intended that the Plan and Awards hereunder will comply with Code Section 409A to the extent applicable, and the Plan and such Awards shall be interpreted and construed on a basis consistent with such intent. The Plan or any Award hereunder may be amended in any respect deemed necessary (including retroactively) by the Board in order to preserve compliance with Code Section 409A. The preceding shall not be construed as a guarantee of any particular tax effect for Plan benefits or Awards.

11.3 *Post-Change in Control.* Following a Change in Control, no action shall be taken under the Plan that will cause any Award that has previously been determined to be (or is determined to be) subject to Code Section 409A to fail to comply in any respect with Code Section 409A without the written consent of the Participant.

11.4 *Awards in Foreign Countries.* The Committee has the authority to grant Awards to Eligible Service Providers who are foreign nationals or employed outside the United States on any different terms and conditions than those specified in the Plan that the Committee, in its discretion, believes to be necessary or desirable to accommodate differences in applicable law, tax policy or custom, or to qualify for preferred tax treatment under foreign tax laws or otherwise complying with the regulatory requirements of local or foreign jurisdictions, while furthering the purposes of the Plan. The Committee may also establish or approve any sub-plans to the Plan as it believes to be necessary or appropriate for these purposes without altering the terms of the Plan in effect for other Participants, provided, however, that the Committee may not make any sub-plan that (a) increases the limitations contained in Section 9.1, (b) increases the number of shares available under the Plan, as set forth in Section 9.1, or (c) causes the Plan to cease to satisfy any conditions under Rule 16b-3 under the Exchange Act. Subject to the foregoing, the Committee may amend, modify, administer or terminate such sub-plans, and prescribe, amend and rescind rules and regulations relating to such sub-plans at any time. The Committee may delegate the authority to approve sub-plans to comply with and administer such plans under the laws of jurisdictions outside the U.S. to a committee composed of executive officers, provided that such committee of executive officers shall have no power and authority to grant, award, approve, authorize and set the terms of any equity awards under this Plan.

ARTICLE XII

MISCELLANEOUS

12.1 *Taxes and Withholding.* As a condition to any payment or distribution pursuant to the Plan, the Company may require a Participant to pay such sum to the Company as may be necessary to discharge its obligations with respect to any taxes, assessments or other governmental charges imposed on property or income received by the Participant thereunder. The Company may deduct or withhold such sum from any payment or distribution to the Participant. For each calendar year in which a Participant receives an Award in connection with the deferral of compensation, the Employer shall withhold from that portion of the Participant's compensation that is not being deferred, in a manner determined by the Employer, the Participant's share of FICA and other employment taxes due, provided, however, that the Committee may reduce the applicable amount deferred if necessary to comply with applicable withholding requirements.

12.2 *Substitution of Awards in Mergers and Acquisitions.* Awards may be granted under the Plan from time to time in substitution for awards held by employees, officers, consultants or directors of entities who become or are about to become employees, officers, consultants or directors of the Company or any of its Affiliates as a result of a merger or consolidation of the employing entity with the Company or any of its Affiliates, or the acquisition by the Company or any of its Affiliates of the assets or stock of the employing entity. The terms and conditions of any substitute Awards so granted may vary from the terms and conditions set forth herein to the extent that the Committee deems appropriate at the time of grant to conform the substitute Awards to the provisions of the awards for which they are substituted. Shares subject to Acquisition Awards will not count against the number of available shares under the Plan. Available shares under a stockholder-approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and shall not reduce the number of available shares under the Plan, subject to the applicable requirements of the primary U.S. securities exchange upon which shares of Common Stock of the Company are then listed.

12.3 *No Right to Continued Employment.* Nothing in the Plan or in any Grant Agreement shall confer any right on an Eligible Service Provider to continue in the service of the Company or shall interfere in any way with the right of the Company to terminate such service at any time with or without cause or notice and whether or not such termination results in any adverse effect on the Eligible Service Provider's interests under the Plan. The Plan shall not be deemed to create or confer on any Eligible Service Provider any right to be retained in the employment or service of the Employer, nor to create or confer on any Eligible Service Provider the right to receive an Award with respect to any future period of service with the Employer. The terms and conditions of an Eligible Service Provider's employment or service with the Employer shall be governed by arrangements entered into independently of the Plan.

12.4 *Unfunded Status of the Plan.* Neither the Plan nor any Award hereunder shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any Participant or other person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company. Nothing contained in the Plan shall constitute a guaranty by the Company or any other person or entity that the assets of the Company will be sufficient to pay any benefit hereunder.

12.5 *Governing Law.* The validity, construction and effect of the Plan, of Grant Agreements entered into pursuant to the Plan, and of any rules, regulations, determinations or decisions made by the Committee relating to the Plan or such Grant Agreements, and the rights of any and all persons having or claiming to have any interest herein or hereunder, shall be determined exclusively in accordance with applicable federal laws and the laws of the State of Maryland, without regard to its conflict of laws principles.

12.6 *Nontransferability and Pledging.* No Award or interest of any person or entity in, or right to receive a distribution under, the Plan shall be subject in any manner to sale, transfer, assignment, hedge, pledge, attachment, garnishment or other alienation or encumbrance of any kind, other than by will or by the laws of descent and distribution; nor may such Award, interest or right to receive a distribution be taken, either voluntarily or involuntarily for the satisfaction of the debts of, or other obligations or claims against, such person or entity, including claims for alimony, support, separate maintenance and claims in bankruptcy proceeding, except as otherwise determined by the Committee with respect to Eligible Service Providers who are not executive officers or non-employee directors of the Company.

12.7 *Right to Offset.* Notwithstanding any provisions of the Plan to the contrary, the Company may offset amounts to be paid to a Participant (or, in the event of the Participant's death, to the Participant's beneficiary or estate) under the Plan against any amounts that such Participant may owe to the Company, except that no such offset shall be permitted to the extent that such an offset would result in adverse tax consequences to the Participant under Code Section 409A.

12.8 *Availability of Rights.* All rights with respect to an Award or an Account, including Restricted Stock Units or Stock Units credited thereto, will be available during the Participant's lifetime only to the Participant or the Participant's legally authorized guardian or personal representative. The Committee may, in its discretion, require a Participant's guardian or personal representative to supply it with evidence that the Committee deems necessary to establish the authority of the guardian or personal representative to act on behalf of the Participant.

12.9 *Severability.* If any provision of the Plan or any Award is determined to be invalid, illegal or unenforceable, or as to any Eligible Service Provider or Award, or would disqualify the Plan or any Award, such provision shall be construed or deemed amended to conform to applicable laws, or, if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such Eligible Service Provider or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

12.10 *Share Certificates.* All certificates for shares of Common Stock delivered under the Plan pursuant to any Award shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which such shares are then listed, and any applicable federal or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. To the extent that the Committee provides for the issuance of Common Stock, the issuance may be affected on a non-certificated basis, subject to applicable law or the applicable rules of any applicable stock exchange.

12.11 *Fractional Shares.* No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares, or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

12.12 *Treatment for Other Compensation Purposes.* Payments and other benefits received by a Participant pursuant to an Award shall not be deemed part of a Participant's regular, recurring compensation for purposes of any termination, indemnity or severance pay laws and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Company, unless expressly so provided by such other plan, contract or arrangement.

12.13 *Code Section 83(b) Elections.* The Company, any of its Affiliates and the Committee have no responsibility for any election, attempt to elect or failure to elect to include the value of a restricted stock Award or other Award subject to Code Section 83 in the gross income of a Participant for the year of payment pursuant to Code Section 83(b). Any Participant who makes an election pursuant to Code Section 83(b) will promptly provide the Committee with a copy of the executed election form.

12.14 *No Obligation to Exercise Awards; No Right to Notice of Expiration Date.* The grant of an Award of a stock option or SAR will impose no obligation upon the Participant to exercise the Award. The Company, its Affiliates and the Committee have no obligation to inform a Participant of the date on which any Award lapses.

12.15 *Furnishing Information.* A Participant will cooperate with the Committee by furnishing any and all information requested by the Committee and take such other actions as may be requested in order to facilitate the administration of the Plan and the payments of benefits hereunder, including but not limited to taking such physical examinations as the Committee may deem necessary.

12.16 *Headings.* Section headings are used in this Plan for convenience of reference only and shall not affect the meaning of any provision of the Plan.

12.17 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein will also include the feminine, and the plural will include the singular and the singular will include the plural.

12.18 *Effective Date.* The Plan was adopted by the Board on March 28, 2017, subject to approval by the Company's stockholders. The Plan shall be effective as of June 7, 2017 (the *"Effective Date"*), subject to stockholder approval. No Award shall be granted under the Plan after the tenth anniversary of the Effective Date, except that no incentive stock option shall be granted under the Plan after the date that is ten years following the date of the Board's adoption of the Plan. Subject to other applicable provisions of the Plan, all Awards made under the Plan prior to such termination of the Plan shall remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards.

12.19 *Effect on Other Plans.* Following the Effective Date, no further awards and grants shall be made under the 2009 Plan but awards outstanding under the 2009 Plan, the 2006 Plan and the 2004 Plan as of the Effective Date shall continue to remain outstanding in accordance with the terms and conditions of the applicable plan. Nothing contained in the Plan shall be deemed to preclude other compensation or equity plans that may be in effect from time to time or be construed to limit the authority of the Company to exercise its corporate rights and powers.

12.20 *Company Recoupment of Awards.* A Participant's rights with respect to any Award hereunder shall in all events be subject to (i) any right that the Company may have under any Company recoupment policy or other agreement or arrangement with a Participant, or (ii) any right or obligation that the Company may have regarding the claw back of "incentive-based compensation" under Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission.

12.21 *Amendment Effective Date*. An amendment to the Plan was adopted by the Board on the Board Approval Date and, subject to the approval of the Company's stockholders, will become effective as of June 3, 2020 (the "*Amendment Effective Date*"). Notwithstanding anything in the Plan to the contrary, no Award shall be granted under the Plan after the tenth anniversary of the Amendment Effective Date, except that no incentive stock option shall be granted under the Plan after March 23, 2030. Subject to other applicable provisions of the Plan, Awards made under the Plan prior to such termination of the Plan shall remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards.


ARTICLE XIII

CLAIMS PROCEDURES


13.1 *Initial Claims.* In the event that a dispute arises over any payment under the Plan and the payment is not paid or delivered to the Participant (or to the Participant's estate in the case of the Participant's death), the claimant of such payment must file a written claim with the Committee within 60 days from the date payment or delivery is refused. The Committee shall review the written claim and, if the claim is denied in whole or in part, shall provide, in writing and within 90 days of receipt of such claim, the specific reasons for such denial and reference to the provisions of the Plan (or, if applicable, the FTI Consulting, Inc. Non-Employee Director Compensation Plan) upon which the denial is based and any additional material or information necessary to perfect the claim. Such written notice shall further indicate the steps to be taken by the claimant if a further review of the claim denial is desired.

13.2 *Appeals.* If the claimant desires a second review, such claimant shall notify the Committee in writing within 60 days of the first claim denial. The claimant may review the Plan or any documents relating thereto and submit any written issues and comments that the claimant may deem appropriate. In its discretion, the Committee shall then review the second claim and provide a written decision within 60 days of receipt of such claim. This decision shall likewise state the specific reasons for the decision and shall include reference to specific provisions of the Plan (or, if applicable, the FTI Consulting, Inc. Non-Employee Director Compensation Plan) upon which the decision is based.

FTI CONSULTING, INC.

2017 OMNIBUS INCENTIVE COMPENSATION PLAN

(Adopted Effective as of June 7, 2017, as Amended Effective as of June 3, 2020)

TABLE OF CONTENTS

AMENDMENT NO. 1 TO FTI CONSULTING, INC. 2017 OMNIBUS INCENTIVE COMPENSATION PLAN
(ADOPTED EFFECTIVE AS OF JUNE 3, 2020)

FTI CONSULTING, INC.

2017 OMNIBUS INCENTIVE COMPENSATION PLAN
(Adopted Effective as of June 3, 2020)

This amendment No. 1 (the "*Amendment*") to the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan, adopted effective as of June 7, 2017 (the "*Plan*"), is hereby adopted as of 24 day of March 2020 (the "*Board Approval Date*") by the Board of Directors (the "*Board*") of FTI Consulting, Inc., a Maryland corporation (the "*Company*"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings set forth in the Plan.

WITNESSETH:

WHEREAS, the Company adopted the Plan for the purposes set forth therein; and

WHEREAS, pursuant to Article XI of the Plan, the Board has the right to amend the Plan, or any portion thereof, at any time, provided that any increase in the total number of shares of Common Stock that may be granted under the Plan, in the aggregate, shall be subject to stockholder approval; and

WHEREAS, the Board has approved and authorized this Amendment to the Plan, has recommended that the stockholders of the Company approve this Amendment and has approved the proposal for submission to a vote of stockholders at the 2020 annual meeting of stockholders;

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended, subject to and effective as of the date of stockholder approval hereof, as follows:

1. **Article IX, Subsection 9.1.1** *Available Shares*, is hereby amended by increasing the number of shares of Common Stock available for issuance under the Plan by an additional 145,000 shares of Common Stock, so that Section 9.1.1, as amended and restated, reads in its entirety as follows:

   "**9.1.1** *Available Shares.* Subject to the other provisions of the Plan, the number of shares of Common Stock that may be issued with respect to Awards granted under the Plan, consisting of the sum of the following, subject to adjustments as provided in Sections 9.2 and 9.3 of the Plan: (i) 1,243,775 shares of Common Stock available for issuance and not subject to outstanding awards under the Plan as of March 24, 2020 (the "*Board Approval Date*"); (ii) 145,000 additional shares of Common Stock; plus (iii) any additional shares of Common Stock subject to outstanding awards under the Plan, the FTI Consulting, Inc. 2009 Omnibus Incentive Compensation Plan, as amended and restated effective as of June 3, 2015 (the "*2009 Plan*"), the FTI Consulting, Inc. 2006 Global Long-Term Incentive Plan, as amended and restated effective May 14, 2008, as amended from time to time (the "*2006 Plan*") and the FTI Consulting, Inc. 2004 Long-Term Incentive Plan, as amended from time to time (the "*2004 Plan*"), that may be forfeited, canceled, surrendered, cash-settled, tendered or withheld, from time to time, and returned to the Company, after the Board Approval Date. The Company shall reserve such number of shares for Awards under the Plan, subject to adjustments as provided in Sections 9.2 and 9.3 of the Plan. The shares of Common Stock issued pursuant to the Plan may come from authorized and unissued shares, treasury shares or shares purchased by the Company in the open market. The maximum number of shares of Common Stock that may be subject to the awards of "incentive stock options" (within the meaning of Code Section 422) under the Plan following the Board Approval Date is 1,388,775. Immediately following the Board Approval Date, if any Award, or portion of an Award, under the Plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of shares of Common Stock, is forfeited or otherwise terminated, surrendered or canceled as to any shares, if any shares of Common Stock are repurchased by or surrendered to the Company in connection with any Award, or if any shares are tendered or withheld by the Company in connection with the exercise, payment of purchase price or the withholding of taxes with respect to an Award, the shares subject to such Award and the repurchased, surrendered, tendered and withheld shares shall thereafter be available for further Awards under the Plan, provided, however, that any such shares that are repurchased by the Company in connection with any Award or that are otherwise forfeited, surrendered or withheld after issuance shall not be available for purchase pursuant to incentive stock options intended to qualify under Code Section 422."

2. **Article XII, New Subsection 12.21.** *Amendment Effective Date*, is hereby added to read in its entirety, as follows:

    "**12.21** *Amendment Effective Date*. An amendment to the Plan was adopted by the Board on the Board Approval Date and, subject to the approval of the Company's stockholders, will become effective as of June 3, 2020 (the ***Amendment Effective Date***"). Notwithstanding anything in the Plan to the contrary, no Award shall be granted under the Plan after the tenth anniversary of the Amendment Effective Date, except that no incentive stock option shall be granted under the Plan after March 23, 2030. Subject to other applicable provisions of the Plan, Awards made under the Plan prior to such termination of the Plan shall remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards."

3. Except as specifically set forth herein, the terms of the Plan shall be and remain unchanged, and the Plan as amended shall remain in full force and effect.

DEFINITIONS AND RECONCILIATIONS OF NON-GAAP TO GAAP FINANCIAL MEASURES

Certain financial measures presented in our Proxy Statement have not been presented or prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Certain of these financial measures are considered not in conformity with GAAP ("non-GAAP financial measures") under the rules promulgated by the Securities and Exchange Commission.

We define Adjusted EBITDA, which is a non-GAAP financial measure, as consolidated net income before income tax provision, other non-operating income (expense), depreciation, amortization of intangible assets, remeasurement of acquisition-related contingent consideration, special charges, goodwill impairment charges, gain or loss on sale of business and losses on early extinguishment of debt. We believe that this non-GAAP financial measure, when considered together with our GAAP financial results and GAAP financial measures, provides management and investors with a more complete understanding of our operating results, including underlying trends. In addition, EBITDA is a common alternative measure of operating performance used by many of our competitors. It is used by investors, financial analysts, rating agencies and others to value and compare the financial performance of companies in our industry. Therefore, we also believe that these measures, considered along with corresponding GAAP financial measures, provide management and investors with additional information for comparison of our operating results with the operating results of other companies.

We define Adjusted Net Income and Adjusted Earnings per Diluted Share ("Adjusted EPS"), which are non-GAAP financial measures, as net income and earnings per diluted share ("EPS"), respectively, excluding the impact of remeasurement of acquisition-related contingent consideration, special charges, goodwill impairment charges, losses on early extinguishment of debt, non-cash interest expense on convertible notes, gain or loss on sale of a business, and the impact of adopting the 2017 U.S. Tax Cuts and Jobs Act (the "2017 Tax Act"). We use Adjusted Net Income for the purpose of calculating Adjusted EPS. Management uses Adjusted EPS to assess total Company operating performance on a consistent basis. We believe that these non-GAAP financial measures, when considered together with our GAAP financial results and GAAP financial measures, provide management and investors with an additional understanding of our business operating results, including underlying trends.

Non-GAAP financial measures are not defined in the same manner by all companies and may not be comparable with other similarly titled measures of other companies. In addition, non-GAAP financial measures used for computing executive officer annual incentive pay may be defined differently than similarly titled measures used for financial reporting purposes. Non-GAAP financial measures should be considered in addition to, but not as a substitute for or superior to, the information contained in our Consolidated Statements of Comprehensive Income.

RECONCILIATIONS OF NET INCOME TO ADJUSTED EBITDA FOR THE YEARS PRESENTED IN THE PROXY STATEMENT:

(amounts in 000s)	2019	2018	2017
Net income	$ 216,726	$ 150,611	$ 107,962
Add back:			
Income tax provision (benefit)	71,724	57,181	(20,857)
Interest income and other	(2,061)	(4,977)	(3,752)
Interest expense	19,206	27,149	25,358
Gain on sale of business	—	(13,031)	—
Loss on early extinguishment of debt	—	9,072	—
Depreciation and amortization	30,153	31,536	31,177
Amortization of other intangible assets	8,152	8,162	10,563
Special charges	—	—	40,885
Remeasurement of acquisition-related contingent consideration	—	—	702
Adjusted EBITDA	$ 343,900	$ 265,703	$ 192,038

RECONCILIATIONS OF NET INCOME AND EPS TO ADJUSTED NET INCOME AND ADJUSTED EPS FOR THE YEARS PRESENTED IN THE PROXY STATEMENT:

(amounts in 000s, except per share data)	2019	2018	2017	2016	2015	2014
Net income	$ 216,726	$ 150,611	$ 107,962	$ 85,520	$ 66,053	$ 58,807
Add back:						
Special charges	—	—	40,885	10,445	—	16,339
Tax impact of special charges	—	—	(13,570)	(3,595)	—	(6,702)
Loss on early extinguishment of debt	—	9,072	—	—	19,589	—
Tax impact of loss on early extinguishment of debt	—	(2,359)	—	—	(7,708)	—
Remeasurement of acquisition-related contingent consideration	—	—	702	1,403	(1,867)	(2,723)
Tax impact of remeasurement of acquisition-related contingent consideration	—	—	(269)	(546)	747	1,005
Non-cash interest expense on convertible notes	8,606	3,019	—	—	—	—
Tax impact of non-cash interest expense on convertible notes	(2,237)	(775)	—	—	—	—
Gain on sale of business	—	(13,031)	—	—	—	—
Tax impact of gain on sale of business	(2,097)	6,798	—	—	—	—
Impact of 2017 Tax Act	—	—	(44,870)	—	—	—
Adjusted Net Income	$ 220,998	$ 153,335	$ 90,840	$ 93,227	$ 76,814	$ 66,726
Earnings per common share — diluted	$ 5.69	$ 3.93	$ 2.75	$ 2.05	$ 1.58	$ 1.44
Add back:						
Special charges	—	—	1.04	0.25	—	0.40
Tax impact of special charges	—	—	(0.34)	(0.08)	—	(0.16)
Loss on early extinguishment of debt	—	0.23	—	—	0.47	—
Tax impact of loss on early extinguishment of debt	—	(0.06)	—	—	(0.19)	—
Remeasurement of acquisition-related contingent consideration	—	—	0.02	0.03	(0.04)	(0.07)
Tax impact of remeasurement of acquisition-related contingent consideration	—	—	(0.01)	(0.01)	0.02	0.03
Non-cash interest expense on convertible notes	0.23	0.08	—	—	—	—
Tax impact of non-cash interest expense on convertible notes	(0.06)	(0.02)	—	—	—	—
Gain on sale of business	—	(0.34)	—	—	—	—
Tax impact of gain on sale of business [1]	(0.06)	0.18	—	—	—	—
Impact of 2017 Tax Act	—	—	(1.14)	—	—	—
Adjusted earnings per common share — diluted	$ 5.80	$ 4.00	$ 2.32	$ 2.24	$ 1.84	$ 1.64
Weighted average number of common shares outstanding — diluted	38,111	38,318	39,192	41,709	41,729	40,729

(1) In 2019, represents a discrete tax adjustment resulting from the change in estimate related to the accounting for the sale of our Ringtail e-discovery software and related business in November 2018.

DEFINITIONS OF ADJUSTED EPS AND ADJUSTED EBITDA FOR PURPOSES OF CALCULATING ANNUAL INCENTIVE PAY FOR THE BONUS YEAR ENDED DECEMBER 31, 2019 AND RECONCILIATIONS TO THEIR MOST DIRECTLY COMPARABLE GAAP MEASURES

Certain financial measures presented in our Proxy Statement have not been presented or prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Certain of these financial measures are considered not in conformity with GAAP ("non-GAAP financial measures") under the rules promulgated by the Securities and Exchange Commission. Certain of the non-GAAP financial measures used to determine annual incentive pay for the year ended December 31, 2019 ("2019 AIP") are defined differently than the definitions of the similarly named non-GAAP financial measures used for financial reporting purposes. The definitions and calculations of non-GAAP financial measures used for 2019 AIP purposes are as follows:

ADJUSTED EARNINGS PER DILUTED SHARE ("ADJUSTED EPS")

We define Adjusted EPS, a non-GAAP financial measure, as earnings per diluted share, excluding the impact of remeasurement of acquisition-related contingent consideration, special charges, goodwill impairment charges, losses on early extinguishment of debt, non-cash interest expense on convertible notes, gain or loss on sale of a business, and the impact of adopting the 2017 U.S. Tax Cuts and Jobs Act (the "2017 Tax Act").

The Compensation Committee may, at its discretion, further adjust Adjusted EPS for the following items:

(1) exclusion of any gain or loss reflected in the Company's Consolidated Statement of Income as a result of any sale or other disposition of any business or business segment of the Company in part or in its entirety completed in 2019, to the extent that such gain or loss is not already excluded from Adjusted EPS; and

(2) inclusion of, in the event of a sale or disposition of part of any business or business segment of the Company completed in 2019, the minority interest of such business or business segment subsequent to the closing of the sale or disposition. In the event of any sale or other disposition of any business or business segment of the Company in its entirety completed in 2019, the Adjusted EPS performance metrics may be reduced by an amount equal to the budgeted operating income for such business or business segment for the portion of 2019 subsequent to the closing of such transaction.

Reconciliations of Net Income and EPS to Adjusted Net Income and Adjusted EPS for the Year Ended December 31, 2019:

For purposes of 2019 AIP, the Compensation Committee determined not to further adjust Adjusted EPS. Any further adjustments to Adjusted EPS would not have negatively impacted achievement of the 2019 Adjusted EPS performance metric at the maximum (150% of target) level, as illustrated below:

(amounts in 000s, except per share data)	2019
Net income	$ 216,726
Add back:	
Special charges	—
Tax impact of special charges	—
Goodwill impairment charges	—
Loss on early extinguishment of debt	—
Tax impact of loss on early extinguishment of debt	—
Remeasurement of acquisition-related contingent consideration	—
Tax impact of remeasurement of acquisition-related contingent consideration	—
Non-cash interest expense on convertible notes	8,606
Tax impact of non-cash interest expense on convertible notes	(2,237)
Gain on sale of business	—
Tax impact of gain on sale of business[1]	(2,097)
Impact of 2017 Tax Act	—
Adjusted Net Income	**$ 220,998**
Earnings per common share — diluted	**$ 5.69**
Add back:	
Special charges	—
Tax impact of special charges	—
Goodwill impairment charges	—
Loss on early extinguishment of debt	—

(amounts in 000s, except per share data)	2019
Tax impact of loss on early extinguishment of debt	—
Remeasurement of acquisition-related contingent consideration	—
Tax impact of remeasurement of acquisition-related contingent consideration	—
Non-cash interest expense on convertible notes	0.23
Tax impact of non-cash interest expense on convertible notes	(0.06)
Gain on sale of business	—
Tax impact of gain on sale of business[1]	(0.06)
Impact of 2017 Tax Act	—
Adjusted earnings per common share — diluted	**$ 5.80**
Weighted average number of common shares outstanding — diluted	38,111

(1)   Represents a discrete tax adjustment resulting from the change in estimate related to the accounting for the sale of our Ringtail e-discovery software and related business in November 2018.

ADJUSTED EBITDA

We define Adjusted EBITDA, a non-GAAP financial measure, as consolidated net income (loss) before income tax provision, other non-operating income (expense), depreciation, amortization of intangible assets, remeasurement of acquisition-related contingent consideration, special charges, goodwill impairment charges, gain or loss on sale of a business and losses on early extinguishment of debt.

The Compensation Committee may, at its discretion, further adjust Adjusted EBITDA to exclude the following items:

(1)   operating results including costs and expenses of operations (including a minority interest) that are discontinued, sold or acquired;

(2)   impact of foreign exchange rates different than budget (i.e., constant currency);

(3)   costs and expenses related to financing activity and gains or losses related to financing activity;

(4)   unplanned severance costs; and/or

(5)   litigation settlements and costs.

Reconciliation of Net Income to Adjusted EBITDA for the Year Ended December 31, 2019:

For purposes of 2019 AIP, the Compensation Committee determined not to further adjust Adjusted EBITDA. Any further adjustments to Adjusted EBITDA would not have negatively impacted achievement of the 2019 Adjusted EBITDA performance metric at the maximum (150% of target) level, as illustrated below:

(amounts in 000s)	2019
Net income	**$ 216,726**
Add back:	
Income tax provision	71,724
Interest income and other	(2,061)
Interest expense	19,206
Gain on sale of business	—
Loss on early extinguishment of debt	—
Depreciation and amortization	30,153
Amortization of other intangible assets	8,152
Special charges	—
Remeasurement of acquisition-related contingent consideration	—
Adjusted EBITDA	**$ 343,900**

555 12th Street NW
Washington, D.C. 20004
+1.202.312.9100

fticonsulting.com

NYSE: FCN





FTI CONSULTING, INC.
ATTN: JOANNE F. CATANESE
CORPORATE SECRETARY
6300 Blair Hill Lane
Suite 303
BALTIMORE, MD 21209

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m., Eastern Daylight Time, the day before the cutoff date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our Company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m., Eastern Daylight Time, the day before the cutoff date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

SHAREHOLDER MEETING REGISTRATION
To vote and/or attend the meeting, go to the "Register for Meeting" link at www.proxyvote.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS

— — — — — — — — — — — — — — — — — — — — — ——

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FTI CONSULTING, INC.

The Board of Directors recommends you vote FOR all of the director nominees named below:

1.   Election of Directors

Nominees		For	Withhold	Abstain
1a.	Brenda J. Bacon	☐	☐	☐
1b.	Mark S. Bartlett	☐	☐	☐
1c.	Claudio Costamagna	☐	☐	☐
1d.	Vernon Ellis	☐	☐	☐
1e.	Nicholas C. Fanandakis	☐	☐	☐
1f.	Steven H. Gunby	☐	☐	☐
1g.	Gerard E. Holthaus	☐	☐	☐
1h.	Laureen E. Seeger	☐	☐	☐

The Board of Directors recommends you vote FOR Proposals No. 2, No. 3 and No. 4:

		For	Against	Abstain
2.	Approve the amendment to the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan to increase the number of authorized shares of common stock issuable by an additional 145,000 shares and extend the expiration date to June 3, 2030.	☐	☐	☐
3.	Ratify the appointment of KPMG LLP as FTI Consulting, Inc.'s independent registered public accounting firm for the year ending December 31, 2020.	☐	☐	☐
4.	Vote on an advisory (non-binding) resolution to approve the compensation of the named executive officers for the year ended December 31, 2019, as described in the Proxy Statement for the 2020 Annual Meeting of Shareholders.	☐	☐	☐

NOTE: The proxy holders will vote in their discretion with regard to such other business that may properly come before the meeting or any postponement or adjournment thereof.

Please indicate if you plan to attend this meeting.   ☐   ☐

                            Yes   **No**

Please sign exactly as your name(s) appear(s) hereon and date. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by a duly authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

FTI CONSULTING, INC.
MEETING INFORMATION/ADMISSION TICKET *
(not transferable)

You are invited to attend the 2020 Annual Meeting of Shareholders of FTI Consulting, Inc., a Maryland corporation, to be held on Wednesday, June 3, 2020 at 9:30 a.m. (Eastern Daylight Time) at our office located at 555 12th Street NW, Washington, D.C. 20004.

Please present this admission ticket in order to gain admittance to the meeting. This ticket admits only the shareholder(s) listed on the reverse side and is not transferable. If these shares are held in the name of a broker, trust, bank, or other nominee or fiduciary, you should bring a proxy or letter from the broker, trust, bank, or other nominee or fiduciary confirming your beneficial ownership of the shares as of the close of business on the record date of March 25, 2020.

* The 2020 annual meeting of shareholders is currently scheduled to be held at 555 12th Street, NW, Washington, D.C. 20004. However, as part of our precautions regarding the coronavirus disease 2019 (COVID-19), we are planning for the possibility that the annual meeting may be held solely by means of remote communication. If we take this step, we will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Company and available at http://ir.fticonsulting.com/press-releases and at https://www.virtualshareholdermeeting.com/FCN2020 where you will also find information on how to attend the virtual meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 10-K Wrap are available at www.proxyvote.com.

— —

PROXY FOR THE 2020 ANNUAL MEETING OF SHAREHOLDERS

FTI CONSULTING, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
FTI CONSULTING, INC. AND MAY BE REVOKED PRIOR TO ITS EXERCISE

The undersigned shareholder(s) of FTI Consulting, Inc., a Maryland corporation (the "Company"), hereby appoint(s) Steven H. Gunby and Ajay Sabherwal, and each of them singly, as proxies, each with full power of substitution in each of them, to attend the 2020 Annual Meeting of Shareholders of the Company (the "Annual Meeting") to be held on June 3, 2020 at the office of the Company located at 555 12th Street NW, Washington, D.C. 20004, at 9:30 a.m. (Eastern Daylight Time), and at any and all postponements and adjournments thereof, and to cast on behalf of the undersigned all votes that the undersigned is entitled to cast at the Annual Meeting, with all powers possessed by the undersigned as if personally present at the meeting. The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting of Shareholders and of the accompanying Proxy Statement, the terms of each of which are incorporated by reference, and revokes any proxy heretofore given with respect to the Annual Meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY SIGNED WILL BE VOTED IN THE MANNER DIRECTED. IN THE ABSENCE OF ANY DIRECTION, THE SHARES WILL BE VOTED FOR EACH NOMINEE NAMED IN PROPOSAL NO. 1, FOR PROPOSAL NO. 2, FOR PROPOSAL NO. 3 AND FOR PROPOSAL NO. 4, AND IN ACCORDANCE WITH THE PROXYHOLDER'S DISCRETION ON SUCH OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ANY POSTPONEMENT OR ADJOURNMENT THEREOF. THE BOARD RECOMMENDS A VOTE FOR EACH NOMINEE NAMED IN PROPOSAL NO. 1, FOR PROPOSAL NO. 2, FOR PROPOSAL NO. 3 AND FOR PROPOSAL NO. 4.

(Continued and to be signed on the reverse side)